PROSPECTUS



--------------------------------------------------------------------------------


1,500,000 SHARES                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-39300


[LOGO]

COMMON STOCK

-------------------------------------------------------------------------

We are offering 1,500,000 shares of our common stock to be sold in this offering.

Our common stock is listed on the Nasdaq National Market under the symbol "COHR." On July 25, 2000, the last reported sale price of the common stock on the Nasdaq National Market was $67.75 per share.

BEFORE BUYING ANY SHARES YOU SHOULD READ THE DISCUSSION OF MATERIAL RISKS OF INVESTING IN OUR COMMON STOCK IN "RISK FACTORS" BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                              PER SHARE         TOTAL
-------------------------------------------------------------------------------------
Public offering price                                          $65.00     $97,500,000
-------------------------------------------------------------------------------------
Underwriting discounts and commissions                         $ 3.25     $ 4,875,000
-------------------------------------------------------------------------------------
Proceeds, before expenses, to us                               $61.75     $92,625,000
-------------------------------------------------------------------------------------



The underwriters may also purchase up to 225,000 shares of common stock from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $5,606,250, and the total proceeds, before expenses, to us will be $106,518,750.



The underwriters are offering the common stock as set forth under "Underwriting." Delivery of the shares will be made on or about July 31, 2000.


UBS WARBURG LLC

            CIBC WORLD MARKETS

                       U.S. BANCORP PIPER JAFFRAY


                                 TRADE.COM
                                 A DIVISION OF BLUESTONE CAPITAL PARTNERS, L.P.

                 The date of this prospectus is July 26, 2000.

                       APPENDIX- DESCRIPTION OF GRAPHICS

                               INSIDE FRONT COVER

Headline: "The POWER of Light"

Graphics: The following captions appear below pictures of Coherent products beginning with the top left hand corner and moving clockwise across the page, with the application for the products appearing immediately below the picture and the product name below the application: "Age-Related Macular Degeneration" and "Opal Photoactivator;" "DWDM Etalons" and "ComEts;" "DUV Lithography" and "NovaLine Excimer Laser;" "Hair Removal" and "LightSheer Laser;" "EDFA Amplifiers" and "Optically Pumped Semiconductor Laser;" and "Advanced Packaging" and "AVIA DPSS Laser." In addition, the caption below, "EDFA Amplifiers" and "Optically Pumped Semiconductor Laser" includes the designation "(Under development)."

The center of the graphic contains Coherent's key target markets identified by the following descriptions appearing in the graphic: "Semiconductor and Related Manufacturing," "Optical Telecommunications" and "Medical."

The Coherent logo appears in the bottom right hand corner of the graphic.

                               OUTSIDE BACK COVER

The Coherent logo is set forth in the center of the page.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

Prospectus summary.....................         1

The offering...........................         3

Summary consolidated financial data....         4

Risk factors...........................         5

Forward-looking information............        17

Use of proceeds........................        18

Dividend policy........................        18

Price range of common stock............        19

Capitalization.........................        20

Selected consolidated financial data...        21

Management's discussion and analysis of
  financial condition and results of
  operations...........................        23

Business...............................        37

Management.............................        61

Principal stockholders.................        64

Description of capital stock...........        66

Underwriting...........................        70

Legal matters..........................        72

Experts................................        72

Where you can find additional
  information..........................        72

Documents incorporated by reference....        73

Index to consolidated financial
  statements...........................       F-1

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, the "Company," "Coherent," "we," "us," and "our" refer to Coherent, Inc. and its consolidated subsidiaries, unless the context otherwise requires.

--------------------------------------------------------------------------------

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock that we discuss under "Risk factors." Our principal executive offices are located at 5100 Patrick Henry Drive, Santa Clara, California 95054. Our telephone number is (408) 764-4000. Our web site is http://www.cohr.com. We do not intend the information found on our web site to be part of this prospectus.

OUR BUSINESS

We are one of the world's leading suppliers of photonics-based solutions for a broad range of commercial, medical and scientific applications. We design, manufacture and market lasers, laser-based systems, precision optics and related accessories for a diverse group of customers. Since inception in 1966, we have grown through a combination of internal expansion and strategic acquisitions of companies with related technologies and products. While our products address a broad range of applications, we are now increasingly concentrating our efforts on three rapidly growing segments of the photonics market: semiconductor and related manufacturing, optical telecommunications and medical applications. Within these three market segments, we are focusing on the following five key initiatives:

-   deep ultra-violet, or DUV, lithography;

-   semiconductor processing and microelectronics packaging;

-   optical telecommunications;

-   hair removal; and

-   age-related macular degeneration, or AMD, an emerging ophthalmic market.

We are also focusing on the development and production of high power, semiconductor-based lasers for a variety of applications.

APPLICATIONS

As lasers become less expensive, smaller and more reliable, they are increasingly replacing conventional tools and enabling technological advances in a variety of applications and industries. Our three reportable business segments, Electro-Optics, Medical and Lambda Physik, provide products that address a broad range of applications, including the following:

- SEMICONDUCTOR AND RELATED MANUFACTURING -- Lasers are increasingly being used for multiple steps in the semiconductor manufacturing process. We currently provide excimer lasers for DUV lithography, a process used to print a master image of a circuit layer onto a semiconductor wafer, and for the flat panel display industry. We manufacture ion lasers for direct imaging of photomasks and printed circuit boards, and diode-pumped solid-state, or DPSS, lasers to detect defects in photomasks, semiconductor chips and printed circuit boards. In the semiconductor, inspection, measurement, test and repair sector, our DPSS lasers and carbon dioxide, or CO(2), lasers are used for advanced packaging and interconnects.

- OPTICAL TELECOMMUNICATIONS -- We manufacture lasers and optical components that enable increased bandwidth by allowing multiple wavelengths of light to travel across the same fiber. We are developing a new type of laser, an Optically Pumped Semiconductor laser, that generates sufficient power to eliminate the need for multiple pump lasers in fiber optic networks. Before this laser can be commercially deployed, we must develop packaging for the product and the product must meet Telcordia requirements. We also serve the fiber bragg grating market with our ion and excimer lasers, and provide a new etalon for optical telecommunications applications, which enhances the frequency stability of laser transmitters when integrated into dense wavelength division multiplexing, or DWDM, network components.

- MEDICAL -- We pioneered the development of lasers used in medical applications 30 years ago and remain a leader and innovator in the aesthetic, ophthalmic and surgical markets. For example, our laser systems are used for the treatment of secondary cataracts, retinal diseases and the wet "classical" form of AMD, which is a leading cause of blindness in the elderly. We also produce a compete line of innovative laser products for aesthetic procedures, including the first semiconductor laser system that received clearance from the FDA to claim permanence in hair reduction.

- PRINTING AND REPROGRAPHICS -- Working with professionals in the printing industry, we design semiconductor and DPSS lasers used in complex computer-to-plate printing systems that simplify the process of engraving printing plates.

- MATERIALS PROCESSING -- Our semiconductor and CO(2) lasers are used for cutting, marking, welding and other applications where accuracy, speed and processing costs are important.

- SCIENTIFIC AND INSTRUMENTATION -- Historically, we have maintained close relationships with the scientific market, which has provided an ideal test market for leading-edge laser technology. For example, our ion lasers are sold to instrument manufacturers for applications such as cell sorting and DNA and protein sequencing.

OUR STRATEGY

We strive to develop innovative and proprietary products and solutions that meet the needs of our customers based on our core expertise in lasers and optical technologies. In pursuit of our strategy, we intend to:

-   Leverage our technology leadership to grow with rapidly expanding markets;

-   Maintain our leadership position in existing markets;

- Maintain and develop additional strong collaborative customer and industry relationships;

-   Expand semiconductor laser market opportunities; and

-   Develop and acquire new technologies.

THE OFFERING

The following information assumes that the underwriters do not exercise the over-allotment option granted to them to purchase additional shares in this offering.

Common stock we are offering.................  1,500,000 shares

Common stock to be outstanding after this
  offering...................................  26,617,673 shares

Nasdaq National Market symbol................  COHR

Use of proceeds..............................  For acquisitions of or investments in businesses, technologies and products,
                                               continued development of new technologies and
                                               general corporate purposes. See "Use of
                                               proceeds."

Risk factors.................................  Investing in our common stock involves certain risks. Please see "Risk factors"
                                               beginning on page 5 for a description.

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of April 1, 2000, excluding:

- 4,179,455 shares issuable upon the exercise of options outstanding at a weighted average exercise price of $24.25 per share;

-   1,701,550 shares available for future grant under our 1995 Stock Plan;

-   100,000 shares available for future grant under our 1998 Director Option
    Plan;

- 1,801,926 shares available for future grant under our Employee Stock Purchase Plan; and

- 225,000 shares that the underwriters may purchase from us if they exercise their over-allotment option in full.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary consolidated financial data as of the dates or for the periods indicated.

                                                FISCAL YEARS ENDED                           SIX MONTHS ENDED
                           -------------------------------------------------------------   ---------------------
CONSOLIDATED STATEMENTS     SEPT. 30,    SEPT. 28,    SEPT. 27,    SEPT. 26,     OCT. 2,    APRIL 3,    APRIL 1,
                                 1995         1996      1997(1)      1998(2)     1999(3)        1999        2000
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
OF INCOME DATA
----------------------------------------------------------------------------------------------------------------
Net sales................   $285,499     $364,430     $391,038     $410,449    $468,869    $222,168    $263,875
Gross profit.............    142,483      187,218      205,502      197,865     220,666     105,208     130,806
Income from operations...     29,912       44,700       42,310       24,132      18,077      14,254      24,161
Net income...............   $ 19,323     $ 30,314     $ 26,292     $ 18,811    $ 11,841    $  9,646    $ 15,076
                            ========     ========     ========     ========    ========    ========    ========
Net income per share(4):
  Basic..................   $   0.91     $   1.37     $   1.16     $   0.80    $   0.49    $   0.40    $   0.61
  Diluted................   $   0.87     $   1.31     $   1.12     $   0.79    $   0.48    $   0.40    $   0.57
Shares used in
  computation(4):
  Basic..................     21,270       22,128       22,664       23,374      23,957      23,861      24,705
  Diluted................     22,224       23,084       23,480       23,749      24,633      24,378      26,594

----------

(1) Includes a $9.0 million, or $0.38 per diluted share, after-tax charge for the write-off of purchased in-process research and development.

(2) Includes a $2.7 million, or $0.11 per diluted share, tax benefit associated with a favorable IRS ruling.

(3) Includes a $10.7 million, or $0.44 per diluted share, after-tax charge for the write-off of purchased in-process research and development.

(4) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing net income per share.

                                                                                    APRIL 1, 2000
                                                                 OCT. 2,   -------------------------------
                                                                    1999           ACTUAL   AS ADJUSTED(5)
                                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA
----------------------------------------------------------------------------------------------------------
Cash, cash equivalents and short-term investments...........   $ 68,916          $ 76,601         $168,426
Working capital.............................................    194,919           218,636          310,461
Total assets................................................    495,468           542,026          633,851
Long-term obligations, less current portion.................     74,745            76,497           76,497
Other long-term liabilities.................................     16,819            19,465           19,465
Retained earnings...........................................    170,738           185,814          185,814
Total stockholders' equity..................................    277,305           302,372          394,197

----------


(5) The as adjusted consolidated balance sheet data reflects the receipt of the net proceeds from the sale of 1,500,000 shares of our common stock in this offering after deducting estimated underwriting discounts and commissions and the estimated offering expenses.


                           --------------------------

Aura-TM-, Avia-TM-, ChillTip-TM-, Coherent-Registered Trademark-, ComEts-TM-, Compass-TM-, Compex-TM-, Diamond-TM-, Enterprise-TM-, FAP-TM-, Fieldmaster-TM-, Gator-TM- 2000, Innova-Registered Trademark-, Innova iLine-TM-, Innova Sabre-TM-, Innova SabreFreD-TM-, Labmaster-TM-, Lambda STEEL-TM-, LI-FBG-TM-, LightSheer-TM-, LPX-TM-, Mira-TM-, Modemaster-TM-, NovaLine-Registered Trademark-, Novus-Registered Trademark- 2000-TM-, Novus Omni-TM-, Novus Verdi-TM-, Opal-TM- Photoactivator, Optex-TM-, RegA-TM-, Ultima 2000-Registered Trademark-, UltraFine-TM-, UltraPulse-Registered Trademark-, Verdi-TM-, VersaPulse-Registered Trademark-, VersaPulse Select-TM-, VersaPulse C-TM-, Vitesse-TM- and the Coherent logo are our trademarks. Visudyne-TM- is the trademark of Novartis A.G. All other trademarks, servicemarks or trade names referred to in this prospectus are the property of their respective owners.

--------------------------------------------------------------------------------

RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE HARMED. IN SUCH AN EVENT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS

WE MAY EXPERIENCE QUARTERLY AND ANNUAL FLUCTUATIONS IN OUR NET SALES AND OPERATING RESULTS IN THE FUTURE, WHICH MAY RESULT IN VOLATILITY IN OUR STOCK PRICE.

Our net sales and operating results may vary significantly from quarter to quarter and from year to year in the future. A number of factors, many of which are outside of our control, may cause these variations, including:

- fluctuations in demand for, and sales of, our products or prolonged downturns in the industries that we serve;

- ability of our suppliers to produce and deliver components and parts, including sole or limited source components, in a timely manner, in the quantity and quality desired and at the prices we have budgeted;

-   timing or cancellation of customer orders and shipment scheduling;

-   fluctuations in our product mix;

-   foreign currency fluctuations;

- introductions of new products and product enhancements by our competitors, entry of new competitors into our markets, pricing pressures and other competitive factors;

- our ability to develop, introduce, manufacture and ship new and enhanced products in a timely manner without defects;

-   rate of market acceptance of our new products;

- delays or reductions in customer purchases of our products in anticipation of the introduction of new and enhanced products by us or our competitors;

-   our ability to control expenses;

- timing of regulatory approvals and changes in domestic and regulatory environments;

-   level of capital spending of our customers;

-   economic conditions, especially in the Asia-Pacific market;

-   potential obsolescence of our inventory; and

-   costs related to acquisitions of technology or businesses.

In addition, we often recognize a substantial portion of our sales in the last month of the quarter. Our expenses for any given quarter are typically based on expected sales and if sales are below expectations in any given quarter, the adverse impact of the shortfall on our operating results may be magnified by our inability to adjust spending quickly to compensate for the shortfall. We also base our

--------------------------------------------------------------------------------

RISK FACTORS
--------------------------------------------------------------------------------

manufacturing on our forecasted product mix for the quarter. If the actual product mix varies significantly from our forecast, we may not be able to fill some orders during that quarter, which would result in delays in the shipment of our products. Accordingly, variations in timing of sales, particularly for our higher priced, higher margin products, can cause significant fluctuations in quarterly operating results. As a result of all these factors, our operating results in one or more future periods may fail to meet the expectations of market analysts or investors. In that event, the trading price of our common stock would likely decline.

For example, in the third quarter of fiscal 1998 we experienced a problem with our VersaPulse family of products for aesthetic applications because it did not meet customer expectations. As a result, we saw a significant increase in returns and allowances and decrease in sales, which caused a substantial decline in our quarterly results. This situation persisted into the first half of fiscal 1999, by which time we had improved both the reliability and functionality of these products.

Due to these and other factors, we believe that quarter-to-quarter and year-to-year comparisons of our past operating results may not be meaningful. You should not rely on our results for any quarter or year as an indication of our future performance. Our operating results in future quarters and years may be below public market analysts' or investors' expectations, which would likely cause the price of our common stock to fall.

WE DEPEND ON SOLE SOURCE OR LIMITED SOURCE SUPPLIERS FOR SOME OF THE KEY COMPONENTS AND MATERIALS, INCLUDING EXOTIC MATERIALS AND CRYSTALS, IN OUR PRODUCTS, WHICH MAKES US SUSCEPTIBLE TO SUPPLY SHORTAGES OR PRICE FLUCTUATIONS THAT COULD ADVERSELY AFFECT OUR BUSINESS.

We currently purchase several key components and materials used in the manufacture of our products from sole source or limited source suppliers. Some of these suppliers are relatively small private companies that may discontinue their operations at any time. We typically purchase our components and materials through purchase orders and we have no guaranteed supply arrangement with any of these suppliers. We may fail to obtain these supplies in a timely manner in the future. We may experience difficulty identifying alternative sources of supply for certain components used in our products. Once identified, we would experience further delays from evaluating and testing the products of these potential alternative suppliers. Furthermore, financial or other difficulties faced by these suppliers or significant changes in demand for these components or materials could limit their availability. Any interruption or delay in the supply of any of these components or materials, or the inability to obtain these components and materials from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders.

We rely exclusively on our own production capability to manufacture certain strategic components, optics and optical systems, semiconductor lasers, lasers and laser-based systems. Because we manufacture, package and test these components, products and systems at our own facilities, and such components, products and systems are not readily available from other sources, any interruption in manufacturing would adversely affect our business. In addition, our failure to achieve adequate manufacturing yields at our manufacturing facilities may materially and adversely affect our operating results and financial condition.

--------------------------------------------------------------------------------
6

RISK FACTORS
--------------------------------------------------------------------------------

OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO INCREASE OUR SALES VOLUMES AND DECREASE OUR COSTS TO OFFSET ANTICIPATED DECLINES IN THE AVERAGE SELLING PRICES OF OUR PRODUCTS AND, IF WE ARE UNABLE TO REALIZE GREATER SALES VOLUMES AND LOWER COSTS, OUR OPERATING RESULTS MAY SUFFER.

Our future success depends on the continued growth of the markets for lasers, laser systems, precision optics and related accessories, as well as our ability to identify in advance emerging markets for laser-based systems. We cannot assure you that we will be able to successfully identify new high-growth markets in the future. Moreover, we cannot assure you that new markets will develop for our products or our customers' products, or that our technology or pricing will enable such markets to develop. Future demand for our products is uncertain and will depend to a great degree on the continued technological development and the introduction of new or enhanced products. If this does not continue, sales of our products may decline and our business will be harmed.

We have historically been the industry's high quality, high priced supplier of laser systems. We have in the past experienced decreases in the average selling prices of some of our products. We anticipate that as competing products become more widely available, the average selling price of our products may decrease. If we are unable to offset the anticipated decrease in our average selling prices by increasing our sales volumes, our net sales will decline. In addition, to maintain our gross margins, we must continue to reduce the cost of our products. Further, as average selling prices of our current products decline, we must develop and introduce new products and product enhancements with higher margins. If we cannot maintain our gross margins, our operating results could be seriously harmed, particularly if the average selling prices of our products decrease significantly.

OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP AND SUCCESSFULLY INTRODUCE NEW AND ENHANCED PRODUCTS THAT MEET THE NEEDS OF OUR CUSTOMERS.

Our current products address a broad range of commercial, medical and scientific applications in the photonics markets. We cannot assure you that the market for these applications will continue to generate significant or consistent demand for our products. Demand for our products could be significantly diminished by new technologies or products that replace them or render them obsolete.

Over the last three fiscal years, our research and development expenses have been in the range of 10% to 11% of net sales. Our future success depends on our ability to anticipate our customers' needs and develop products that address those needs. Introduction of new products and product enhancements will require that we effectively transfer production processes from research and development to manufacturing and coordinate our efforts with those of our suppliers to achieve volume production rapidly. If we fail to effectively transfer production processes, develop product enhancements or introduce new products in sufficient quantities to meet the needs of our customers as scheduled, our net sales may be reduced and our business may be harmed.

WE HAVE VERY LITTLE EXPERIENCE IN PROVIDING OPTICAL COMPONENTS TO THE OPTICAL TELECOMMUNICATIONS MARKET SEGMENT; WE DO NOT CURRENTLY HAVE THE ABILITY TO PACKAGE ACTIVE COMPONENTS; AND, EVEN IF SUCCESSFUL IN DEVELOPING THIS PACKAGING, WE STILL MAY NOT MEET THE STRINGENT TELCORDIA SPECIFICATIONS, ANY OF WHICH COULD LIMIT OUR ABILITY TO SUCCEED IN THIS MARKET.

We have only recently begun to develop products for the optical telecommunications market. Sales to that market accounted for only
$3.0 million, or 1.1%, of net sales during the first six months of fiscal 2000. Our lack of prior experience in this market could put us at a competitive disadvantage. In

--------------------------------------------------------------------------------

RISK FACTORS
--------------------------------------------------------------------------------

addition, we have not yet developed packaging for our active components. Even if we successfully develop this packaging, we still may not meet the stringent Telcordia specifications. Telcordia specifications are worldwide industry telecommunications standards established by an industry consortium. Most potential telecommunications customers demand that we meet these specifications. We do not anticipate that we will have a Telcordia-qualified product before early 2002. Our failure to develop qualified packaging or to meet the Telcordia specifications would seriously harm our future sales of our active optical telecommunications products.

WE FACE RISKS ASSOCIATED WITH OUR INTERNATIONAL SALES THAT COULD HARM OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

For the fiscal years ended September 26, 1998 and October 2, 1999 and the six months ended April 1, 2000, 55%, 58% and 59%, respectively, of our net sales were derived from international sales. We anticipate that international sales will continue to account for a significant portion of our revenues in the foreseeable future. A portion of our international sales occurs through our international sales subsidiaries and the remainder of our international sales result from exports to foreign distributors and resellers. Our international operations and sales are subject to a number of risks, including:

-   longer accounts receivable collection periods;

-   the impact of recessions in economies outside the United States;

-   unexpected changes in regulatory requirements;

-   certification requirements;

-   reduced protection for intellectual property rights in some countries;

-   potentially adverse tax consequences;

-   political and economic instability; and

-   preference for locally produced products.

We are also subject to the risks of fluctuating foreign exchange rates, which could materially adversely affect the sales price of our products in foreign markets as well as the costs and expenses of our international sales subsidiaries. While we use forward exchange contracts, currency swap contracts, currency options and other risk management techniques to hedge our foreign currency exposure, we remain exposed to the economic risks of foreign currency fluctuations. For additional discussion about our foreign currency risks, see "Management's discussion and analysis of financial condition and results of operations -- Quantitative and Qualitative Disclosures About Market Risk."

WE MAY NOT BE ABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, WHICH COULD ADVERSELY AFFECT OUR COMPETITIVE ADVANTAGE.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We currently hold approximately 325 patents and have approximately 240 pending patent applications that have been filed. We cannot assure you that our patent applications will be approved, that any patents that may issue will protect our intellectual property or that any issued patents will not be challenged by third parties. Other parties may independently develop similar or competing technology or design around any patents that may be issued to us. We cannot be certain that the steps we have taken will prevent the misappropriation of

--------------------------------------------------------------------------------
8

RISK FACTORS
--------------------------------------------------------------------------------

our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. See "Business -- Intellectual Property."

WE COULD BECOME SUBJECT TO LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS, WHICH COULD SERIOUSLY HARM OUR BUSINESS.

The laser industry is characterized by a very large number of patents, many of which are of questionable validity and some of which appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement. In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. In the future, we may be a party to litigation to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages or invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

- stop manufacturing, selling or using our products that use the infringed intellectual property;

- obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

-   redesign the products that use the technology.

If we are forced to take any of these actions, our business may be seriously harmed. We do not have insurance to cover potential claims of this type.

We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights to protect these rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel.

WE DEPEND ON SKILLED PERSONNEL TO OPERATE OUR BUSINESS EFFECTIVELY IN A RAPIDLY CHANGING MARKET, AND IF WE ARE UNABLE TO RETAIN EXISTING OR HIRE ADDITIONAL PERSONNEL, OUR ABILITY TO DEVELOP AND SELL OUR PRODUCTS COULD BE HARMED.

Our future success depends upon the continued services of our executive officers and other key engineering, sales, marketing, manufacturing and support personnel. None of our officers or key employees in the United States is bound by an employment agreement for any specific term and these personnel may terminate their employment at any time. In addition, we do not have "key person" life insurance policies covering any of our employees.

We intend to hire a significant number of additional employees during the next 12 months. Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful in the future. Competition for highly skilled personnel is intense, especially in the Silicon Valley, where two of our major operating facilities are located. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs. This is particularly challenging for a mature public company such as Coherent, as many employees are seeking jobs with pre-public and newly public companies. Our failure to attract additional employees and retain our existing employees could adversely affect our growth and our business.

--------------------------------------------------------------------------------

RISK FACTORS
--------------------------------------------------------------------------------

THE LONG SALES CYCLES FOR OUR PRODUCTS MAY CAUSE US TO INCUR SIGNIFICANT EXPENSES WITHOUT OFFSETTING REVENUES.

Customers often view the purchase of our products as a significant and strategic decision. As a result, customers typically expend significant effort in evaluating, testing and qualifying our products before making a decision to purchase them, resulting in a lengthy initial sales cycle. While our customers are evaluating our products and before they place an order with us, we may incur substantial sales and marketing and research and development expenses to customize our products to the customer's needs. We may also expend significant management efforts, increase manufacturing capacity and order long-lead-time components or materials prior to receiving an order. Even after this evaluation process, a potential customer may not purchase our products. As a result, these long sales cycles may cause us to incur significant expenses without ever receiving revenue to offset those expenses.

THE MARKETS IN WHICH WE SELL OUR PRODUCTS ARE INTENSELY COMPETITIVE AND INCREASED COMPETITION COULD CAUSE REDUCED SALES LEVELS, REDUCED GROSS MARGINS OR THE LOSS OF MARKET SHARE.

Competition in the various laser markets in which we provide products is very intense. In the semiconductor and related manufacturing market, we compete against a number of companies, including SDL, Inc., Spectra-Physics
Lasers, Inc., Cymer, Inc. and Komatsu Ltd. In the optical telecommunications market, we compete, or expect to compete, against SDL, Inc., JDS Uniphase Corporation and Spectra-Physics Lasers, Inc., among others. Our medical products compete against products offered by ESC Medical Systems Ltd., Candela Corporation and The Carl Zeiss Group, among others. Some of our competitors are large companies that have significant financial, technical, marketing and other resources. These competitors may be able to devote greater resources than we can to the development, promotion, sale and support of their products. Several of our competitors that have large market capitalizations or cash reserves are much better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines. Any of these acquisitions could give our competitors a strategic advantage. Any business combinations or mergers among our competitors, forming larger competitors with greater resources, could result in increased competition, price reductions, reduced margins or loss of market share, any of which could materially and adversely affect our business, results of operations and financial condition.

Additional competitors may enter the market and we are likely to compete with new companies in the future. We expect to encounter potential customers that, due to existing relationships with our competitors, are committed to the products offered by these competitors. As a result of the foregoing factors, we expect that competitive pressures may result in price reductions, reduced margins and loss of market share. For a more detailed discussion of our competition, see "Business -- Competition."

OUR MEDICAL PRODUCTS ARE SUBJECT TO US AND INTERNATIONAL MEDICAL REGULATIONS AND CONTROLS, WHICH IMPOSE SUBSTANTIAL FINANCIAL COSTS ON US AND WHICH CAN PREVENT OR DELAY THE INTRODUCTION OF NEW PRODUCTS.

Our ability to sell our medical products is subject to various federal, state and international rules and regulations governing the medical products industry. In the United States, we are subject to inspection and market surveillance by the Food and Drug Administration, or FDA, to determine compliance with regulatory requirements. The FDA regulates the clinical testing, manufacturing, labeling, sale, distribution and promotion of medical devices. The regulatory process is costly, lengthy and uncertain. Unless an exemption applies, each medical device that we wish to market in the United States must receive either 510(k) clearance or pre-marketing approval in advance from the FDA. The FDA's 510(k)

--------------------------------------------------------------------------------
10

RISK FACTORS
--------------------------------------------------------------------------------

clearance process usually takes from four to 12 months, but it can take longer. For products subject to pre-market approval, the regulatory process generally takes from one to three years or more and involves substantially greater risks and commitment of resources than the 510(k) clearance process. We may not be able to obtain necessary regulatory approvals or clearances on a timely basis, if at all, for any of our products under development and delays in receipt of or failure to receive such approvals or clearances could have an adverse effect on our business.

Following clearance or approval, marketed products are subject to continuing regulation. We are required to adhere to the FDA's Quality System Regulation, or QSR, and similar regulations in other countries, which include design, testing, quality control and documentation requirements. Ongoing compliance with QSR, labeling and other applicable regulatory requirements is monitored through periodic inspections and market surveillance by the FDA and by comparable agencies in other countries.

Our failure to comply with applicable requirements could lead to an enforcement action, which could have an adverse effect on our financial condition and results of operations. The FDA can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

-   fines, injunctions and civil penalties;

-   recall or seizure of our products;

-   the issuance of public notices or warnings;

-   operating restrictions, partial suspension or total shutdown of production;

- refusal of our request for 510(k) clearance pre-market approval of new products;

-   withdrawal of 510(k) clearance or pre-market approvals already granted; and

-   criminal prosecution.

The FDA also has the authority to require repair, replacement or refund of the cost of any medical device manufactured or distributed by us.

Our medical products are subject to additional similar regulations in most of the international markets in which we sell our products. Changes to existing US and international rules and regulations could adversely affect our ability to sell our current line of medical products in the United States and internationally, could increase our costs and could materially adversely impact our results of operations.

SOME OF OUR LASER SYSTEMS ARE COMPLEX IN DESIGN AND MAY CONTAIN DEFECTS THAT ARE NOT DETECTED UNTIL DEPLOYED BY OUR CUSTOMERS, WHICH COULD INCREASE OUR COSTS AND REDUCE OUR REVENUES.

Laser systems are inherently complex in design and require ongoing regular maintenance. The manufacture of our lasers, laser products and systems involves a highly complex and precise process. As a result of the technical complexity of our products, changes in our or our suppliers' manufacturing processes or the inadvertent use of defective or contaminated materials by us or our suppliers could result in a material adverse effect on our ability to achieve acceptable manufacturing yields and product reliability. To the extent that we do not achieve such yields or product reliability, our business, operating results, financial condition and customer relationships would be adversely affected.

--------------------------------------------------------------------------------

RISK FACTORS
--------------------------------------------------------------------------------

Our customers may discover defects in our products after the products have been fully deployed and operated under peak stress conditions. In addition, some of our products are combined with products from other vendors, which may contain defects. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to fix defects or other problems, we could experience, among other things:

-   loss of customers;

-   increased costs of product returns and warranty expenses;

-   damage to our brand reputation;

-   failure to attract new customers or achieve market acceptance;

-   diversion of development and engineering resources; and

-   legal actions by our customers.

The occurrence of any one or more of the foregoing factors could seriously harm our business, financial condition and results of operations.

IF WE FAIL TO ACCURATELY FORECAST COMPONENT AND MATERIAL REQUIREMENTS FOR OUR PRODUCTS, WE COULD INCUR ADDITIONAL COSTS AND INCUR SIGNIFICANT DELAYS IN SHIPMENTS, WHICH COULD RESULT IN LOSS OF CUSTOMERS.

We use rolling forecasts based on anticipated product orders and a material requirements planning system to determine our product requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials. We depend on our suppliers for most of our product components and materials. Lead times for components and materials that we order vary significantly and depend on factors including the specific supplier requirements, the size of the order, contract terms and current market demand for components. For substantial increases in our sales levels, some of our suppliers may need at least six months lead time. If we overestimate our component and material requirements, we may have excess inventory, which would increase our costs. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt and delay delivery of our products to our customers. Any of these occurrences would negatively impact our net sales, business and operating results.

IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS COULD BE DISRUPTED, WHICH COULD HARM OUR OPERATING RESULTS.

Our ability to successfully offer our products and implement our business plan in evolving markets requires an effective planning and management process. We continue to expand the scope of our operations domestically and internationally. The growth in employee headcount and in sales, combined with the challenges of managing geographically-dispersed operations, has placed, and our anticipated growth in future operations will continue to place, a significant strain on our management systems and resources, particularly our information technology systems. We expect that we will need to continue to improve our information technology systems, financial and managerial controls, reporting systems and procedures and continue to expand, train and manage our work force worldwide. The failure to effectively manage our growth could disrupt our business and harm our operating results.

--------------------------------------------------------------------------------
12

RISK FACTORS
--------------------------------------------------------------------------------

ANY ACQUISITIONS WE MAKE COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

We have in the past made strategic acquisitions of other corporations, and we continue to evaluate potential strategic acquisitions of complementary companies, products or technologies. In the event of any future acquisitions, we could:

- issue stock that would dilute our current stockholders' percentage ownership;

-   pay cash;

-   incur debt;

-   assume liabilities; or

- incur expenses related to in-process research and development, amortization of goodwill and other intangible assets.

These purchases also involve numerous risks, including:

-   problems combining the acquired operations, technologies or products;

-   unanticipated costs or liabilities;

-   diversion of management's attention from our core businesses;

- adverse effects on existing business relationships with suppliers and customers; and

- potential loss of key employees, particularly those of the purchased organizations.

We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, which may harm our business.

RISKS RELATED TO OUR INDUSTRY

OUR MARKET IS UNPREDICTABLE AND CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGES AND EVOLVING STANDARDS, AND, IF WE FAIL TO ADDRESS CHANGING MARKET CONDITIONS, OUR BUSINESS AND OPERATING RESULTS WILL BE HARMED.

The photonics industry is characterized by extensive research and development, rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. Because this market is subject to rapid change, it is difficult to predict its potential size or future growth rate. Our success in generating revenues in this market will depend on, among other things:

-   maintaining and enhancing our relationships with our customers;

- the education of potential end-user customers about the benefits of lasers, laser systems and precision optics; and

- our ability to accurately predict and develop our products to meet industry standards.

We incurred expenditures for research and development of $26.8 million, or 10%, of net sales, during the first six months of fiscal 2000. For our fiscal years ended October 2, 1999, September 26, 1998 and September 27, 1997, our research and development costs were $46.8 million, or 10%, of net sales, $44.5 million, or 11%, of sales, and $39.4 million, or 10%, of net sales, respectively. We cannot

--------------------------------------------------------------------------------

RISK FACTORS
--------------------------------------------------------------------------------

assure you that our expenditures for research and development will result in the introduction of new products or, if such products are introduced, that those products will achieve sufficient market acceptance. Our failure to address rapid technological changes in our markets could adversely affect our business and results of operations. See "Business -- Research and Development."

A DOWNTURN IN THE SEMICONDUCTOR MANUFACTURING INDUSTRY COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Our net sales depend in part on the demand for our products by semiconductor equipment companies. The semiconductor industry is highly cyclical and has historically experienced periodic and significant downturns, which have often severely affected the demand for semiconductor manufacturing equipment, including laser-based tools and systems. If a downturn should occur in the semiconductor industry in the future, we believe this would result in decreased demand for semiconductor manufacturing equipment and consequently a decreased demand for our products. Although such a downturn would reduce our sales, we would not be able to reduce expenses commensurately, due in part to the need for continual development in research and development and the need to maintain extensive ongoing customer service and support capability. Accordingly, any downturn in the semiconductor industry could have a material adverse effect on our financial condition and results of operations.

SOME OF OUR MEDICAL SEGMENT CUSTOMERS' WILLINGNESS TO PURCHASE OUR PRODUCTS DEPENDS ON THEIR ABILITY TO OBTAIN REIMBURSEMENT FOR MEDICAL PROCEDURES USING OUR PRODUCTS FROM THIRD-PARTY PAYORS AND OUR REVENUES COULD SUFFER FROM CHANGES IN THIRD-PARTY COVERAGE AND REIMBURSEMENT POLICIES.

Our medical segment customers include doctors, clinics, hospitals and other health care providers whose willingness and ability to purchase our products depends in part upon their ability to obtain reimbursement for medical procedures using our products from third-party payors, including private insurance companies, health maintenance organizations, or HMOs, and federal, state and local government programs, including Medicare and Medicaid. Many therapeutic, ophthalmic and surgical procedures performed using our products currently qualify for reimbursement. However, third-party payors are increasingly scrutinizing health care costs submitted for reimbursement and changing coverage levels for reimbursement of medical procedures and equipment. Payors may deny coverage and reimbursement for the medical procedures made possible by our products. Failure by doctors, clinics, hospitals and other health care providers to obtain adequate reimbursement from third-party payors for medical procedures that use our products or changes in third-party coverage and reimbursement policies could have a material adverse effect on our sales, results of operations and financial condition.

A NEW ACCOUNTING PRONOUNCEMENT MAY CAUSE OUR OPERATING RESULTS TO FLUCTUATE.

In December 1999, the SEC staff issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," or SAB 101. SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles, or GAAP, to revenue recognition in financial statements. We are required to adopt SAB 101 in the first quarter of fiscal 2001. Although we believe that our revenue recognition policies are in accordance with GAAP, we are currently studying SAB 101 and have not determined its impact, if any, on our financial statements. However, adoption of SAB 101 may have a significant effect on our operating results in the first quarter of fiscal 2001, which may impact comparability of our financial statements from period to period.

--------------------------------------------------------------------------------
14

RISK FACTORS
--------------------------------------------------------------------------------

WE USE STANDARD LABORATORY AND MANUFACTURING MATERIALS THAT COULD BE CONSIDERED HAZARDOUS; AND WE COULD BE LIABLE FOR ANY DAMAGE OR LIABILITY RESULTING FROM ACCIDENTAL ENVIRONMENTAL CONTAMINATION OR INJURY.

Although most of our products do not incorporate any hazardous or toxic materials or chemicals, some of the gases used in our excimer lasers and some of the liquid dyes used in some of our scientific laser products are highly toxic. In addition, our operations involve the use of standard laboratory and manufacturing materials that could be considered hazardous. Although we believe that our safety procedures for handling and disposing of such materials comply with all federal and state regulations and standards, the risk of accidental environmental contamination or injury from such materials cannot be entirely eliminated. In the event of such an accident involving such materials, we could be liable for any damage and such liability could exceed the amount of our liability insurance coverage and the resources of our business.

IF OUR FACILITIES WERE TO EXPERIENCE CATASTROPHIC LOSS, OUR OPERATIONS WOULD BE SERIOUSLY HARMED.

Our facilities could be subject to a catastrophic loss such as fire, flood or earthquake. A substantial portion of our research and development activities, manufacturing, our corporate headquarters and other critical business operations are located near major earthquake faults in Santa Clara, California, an area with a history of seismic events. Any such loss at any of our facilities could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair and replace the facility. While we have obtained insurance to cover most potential losses at our facilities, we cannot assure you that our existing insurance coverage will be adequate against all possible losses.

RISKS RELATED TO THIS OFFERING

PROVISIONS OF OUR CHARTER DOCUMENTS, DELAWARE LAW, OUR COMMON SHARES RIGHTS PLAN AND OUR CHANGE-OF-CONTROL SEVERANCE PLAN MAY HAVE ANTI-TAKEOVER EFFECTS THAT COULD PREVENT OR DELAY A CHANGE IN CONTROL.

Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition or make removal of incumbent directors or officers more difficult. These provisions may discourage takeover attempts and bids for our common stock at a premium over the market price. These provisions include:

- the ability of our board of directors to alter our bylaws without stockholder approval;

-   limiting the ability of stockholders to call special meetings;

-   limiting the ability of our stockholders to act by written consent; and

- establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a merger, asset or stock sale or other transaction with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless prior approval of our board of directors is obtained or as otherwise provided. These provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with us without obtaining the prior approval of our board of directors, which may cause the market price of our common stock to decline. See "Description of capital stock -- Delaware Anti-

--------------------------------------------------------------------------------

RISK FACTORS
--------------------------------------------------------------------------------

Takeover Law and Other Anti-Takeover Provisions." In addition, we have adopted a change of control severance plan, which provides for the payment of a cash severance benefit to each eligible employee based on the employee's position and years of service to us. If a change of control occurs, our successor or acquiror will be required to assume and agree to perform all of our obligations under the change of control severance plan.

Our common shares rights agreement permits the holders of rights to purchase shares of our common stock to exercise the stock purchase rights following an acquisition of or merger by us with another corporation or entity, following a sale of 50% or more of our consolidated assets or earning power, or the acquisition by an individual or entity of 20% or more of our common stock. Our successor or acquiror is required to assume all of our obligations and duties under the common shares rights agreement, including in certain circumstances the issuance of shares of its capital stock upon exercise of the stock purchase rights. The existence of our common shares rights agreement may have the effect of delaying, deferring or preventing a change of control and, as a consequence, may discourage potential acquirors from making tender offers for our shares.

WE MAY EXPERIENCE VOLATILITY IN OUR STOCK PRICE, WHICH COULD NEGATIVELY AFFECT YOUR INVESTMENT, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE OFFERING PRICE.

The offering price of our common stock may vary from the market price of our common stock after the offering. If you purchase shares of common stock, you may not be able to resell those shares at or above the offering price. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

-   quarterly variations in operating results;

-   changes in financial estimates by securities analysts;

-   changes in market valuations of other similar companies;

- announcements by us or our competitors of new products or of significant technical innovations, contracts, acquisitions, strategic partnerships or joint ventures;

-   additions or departures of key personnel;

- any deviations in net sales or in losses from levels expected by securities analysts; and

-   future sales of common stock.

In addition, the stock market has recently experienced extreme volatility that has often been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our performance.

--------------------------------------------------------------------------------
16

--------------------------------------------------------------------------------

FORWARD-LOOKING INFORMATION

Some of the statements under "Prospectus summary," "Risk factors," "Management's discussion and analysis of financial condition and results of operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. Some of these factors are listed under "Risk factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of those statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

USE OF PROCEEDS


We estimate that the net proceeds from the sale of the 1,500,000 shares of common stock we are offering will be approximately $91.8 million. If the underwriters fully exercise the over-allotment option, the net proceeds will be approximately $105.7 million. "Net proceeds" is what we expect to receive after we pay the estimated underwriting discounts and commissions and other estimated expenses for this offering.


The principal purpose of this offering is to provide us with sufficient cash reserves and public float to allow us to acquire or invest in businesses, technologies or products that are complementary to our business without the necessity of raising additional funds at that time. Many companies in the markets in which we compete have much larger cash reserves or higher market capitalizations than we do, which could put us at a competitive disadvantage in seeking to acquire a key business or technology for cash or stock. From time to time we have discussed potential strategic acquisitions and investments with third parties, and several such preliminary discussions are currently ongoing. However, we currently have no agreements or commitments to complete any material transaction.

We also intend to use the net proceeds to fund our operations, including continued development, manufacturing and commercialization of existing products and applications, research and development of additional applications and for general corporate purposes, including working capital. Pending our uses of the proceeds, we intend to invest the net proceeds of this offering primarily in short-term, investment grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on Coherent, Inc. capital stock. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends on Coherent, Inc. capital stock in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant. In addition, our existing bank line of credit prohibits the payment of cash dividends if immediately prior to and after such payment an event of default occurs.

--------------------------------------------------------------------------------
18

--------------------------------------------------------------------------------

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the Nasdaq National Market under the symbol "COHR." The following table sets forth, for the periods indicated, the high and low closing prices of our common stock, as reported on the Nasdaq National Market.

                                                                 HIGH      LOW
------------------------------------------------------------------------------
1998:
First Quarter...............................................  $ 28.75   $16.94
Second Quarter..............................................    24.38    17.56
Third Quarter...............................................    24.19    16.75
Fourth Quarter..............................................    17.38     8.75
1999:
First Quarter...............................................  $ 13.91   $ 7.75
Second Quarter..............................................    16.88    11.75
Third Quarter...............................................    18.94    12.25
Fourth Quarter..............................................    22.31    16.00
2000:
First Quarter...............................................  $ 29.88   $18.38
Second Quarter..............................................   106.00    25.69
Third Quarter...............................................    84.25    39.00
Fourth Quarter (through July 25, 2000)......................    93.50    66.38

On July 25, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $67.75 per share. As of June 1, 2000, there were 1,897 holders of record of our common stock.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CAPITALIZATION


The following table sets forth on an unaudited basis our capitalization at April 1, 2000 and as adjusted to give effect to our receipt of the net proceeds from the sale of 1,500,000 shares of our common stock less estimated underwriting discounts and commissions and offering expenses. You should read this information in connection with our consolidated financial statements and the related notes, and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus.


                                                                    APRIL 1, 2000
                                                              --------------------------
                                                                  ACTUAL     AS ADJUSTED
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
----------------------------------------------------------------------------------------
Current portion of long-term obligations....................   $  7,749       $  7,749
Long-term obligations.......................................     76,497         76,497
Other long-term liabilities.................................     19,465         19,465
Minority interest in subsidiaries...........................      5,367          5,367
Stockholders' equity:
  Common stock, $0.01 par value; 50,000 shares authorized;
   25,118 shares issued and outstanding, actual; and 26,618
   shares issued and outstanding, as adjusted(1)............        250            265
  Additional paid-in capital................................    119,078        210,888
  Notes receivable from stock sales.........................       (949)          (949)
  Accumulated other comprehensive income....................     (1,821)        (1,821)
  Retained earnings.........................................    185,814        185,814
                                                               --------       --------
Total stockholders' equity..................................    302,372        394,197
                                                               --------       --------
Total capitalization........................................   $411,450       $503,275
                                                               ========       ========

---------

(1) The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of April 1, 2000, excluding:

- 4,179,455 shares issuable upon the exercise of options outstanding, with a weighted average exercise price of $24.25 per share;

- 1,701,550 shares of common stock available for future issuance under our 1995 Stock Plan;

- 100,000 shares of common stock available for future issuance under our 1998 Director Option Plan;

- 1,801,926 shares of common stock available for future issuance under our Employee Stock Purchase Plan; and

- 225,000 shares that the underwriters may purchase from us if they exercise their overallotment option in full.

--------------------------------------------------------------------------------
20

--------------------------------------------------------------------------------

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary consolidated financial data as of the dates or for the periods indicated. You should read the following summary financial data in conjunction with our consolidated financial statements and the related notes, and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus. Our audited financial statements included elsewhere in this prospectus for the years ended September 27, 1997, September 26, 1998 and October 2, 1999 have been audited by Deloitte & Touche LLP, our independent auditors. The statement of income data for the years ended September 27, 1997, September 26, 1998 and October 2, 1999 and the balance sheet data as of September 26, 1998 and October 2, 1999 are derived from these consolidated financial statements. The statement of income data for the years ended September 30, 1995 and September 28, 1996 and the balance sheet data as of September 30, 1995, September 28, 1996 and September 27, 1997 are derived from our audited consolidated financial statements not included herein. The statement of income data for the six months ended April 3, 1999 and April 1, 2000 and the balance sheet data as of April 1, 2000 are derived from our unaudited financial statements included elsewhere in this prospectus. In the opinion of our management, such unaudited financial statements have been prepared on the same basis as the audited consolidated financial statements referred to above and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of the information when read in conjunction with the consolidated financial statements and notes thereto. Historic results are not necessarily indicative of the results that may be expected for any future period or for a full year.

--------------------------------------------------------------------------------

SELECTED CONSOLIDATED FINANCIAL DATA
--------------------------------------------------------------------------------

                                                          FISCAL YEARS ENDED                          SIX MONTHS ENDED
                                     ------------------------------------------------------------   ---------------------
                                      SEPT. 30,    SEPT. 28,    SEPT. 27,    SEPT. 26,    OCT. 2,    APRIL 3,    APRIL 1,
CONSOLIDATED STATEMENTS OF                 1995         1996         1997      1998(1)       1999        1999        2000
INCOME DATA
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
-------------------------------------------------------------------------------------------------------------------------
Net sales..........................   $285,499     $364,430     $391,038     $410,449    $468,869   $222,168    $263,875
Cost of sales......................    143,016      177,212      185,536      212,584     248,203    116,960     133,069
                                      --------     --------     --------     --------    --------   --------    --------
  Gross profit.....................    142,483      187,218      205,502      197,865     220,666    105,208     130,806
                                      --------     --------     --------     --------    --------   --------    --------
Operating expenses:
  Research and development.........     31,042       37,705       39,406       44,534      46,759     21,694      26,762
  In-process research and
   development.....................                                9,315                   16,000
  Selling, general and
   administrative..................     79,841      101,752      110,813      124,555     134,129     67,048      75,482
  Intangibles amortization.........      1,688        3,061        3,658        4,644       5,701      2,212       4,401
                                      --------     --------     --------     --------    --------   --------    --------
  Total operating expenses.........    112,571      142,518      163,192      173,733     202,589     90,954     106,645
                                      --------     --------     --------     --------    --------   --------    --------
    Income from operations.........     29,912       44,700       42,310       24,132      18,077     14,254      24,161
                                      --------     --------     --------     --------    --------   --------    --------
Other income (expense):
  Interest and dividend income.....      2,392        2,444        1,404        1,274       3,042      1,406       2,598
  Interest expense.................     (1,148)         (39)      (1,226)      (1,236)     (3,755)      (868)     (3,194)
  Foreign exchange gain (loss).....        112          299         (350)        (711)       (163)        (3)       (355)
  Other--net.......................        556        1,913        4,656          246        (971)      (828)       (366)
                                      --------     --------     --------     --------    --------   --------    --------
  Total other income (expense),
   net.............................      1,912        4,617        4,484         (427)     (1,847)      (293)     (1,317)
                                      --------     --------     --------     --------    --------   --------    --------
Income before income taxes.........     31,824       49,317       46,794       23,705      16,230     13,961      22,844
Provision for income taxes.........     12,501       19,003       20,502        4,894       4,389      4,315       7,768
                                      --------     --------     --------     --------    --------   --------    --------
Net income.........................   $ 19,323     $ 30,314     $ 26,292     $ 18,811    $ 11,841   $  9,646    $ 15,076
                                      ========     ========     ========     ========    ========   ========    ========
Net income per share(2):
  Basic............................   $   0.91     $   1.37     $   1.16     $   0.80    $   0.49   $   0.40    $   0.61
  Diluted..........................   $   0.87     $   1.31     $   1.12     $   0.79    $   0.48   $   0.40    $   0.57
Shares used in computation(2):
  Basic............................     21,270       22,128       22,664       23,374      23,957     23,861      24,705
  Diluted..........................     22,224       23,084       23,480       23,749      24,633     24,378      26,594

------------

(1) Includes a $2.7 million, or $0.11 per diluted share, tax benefit associated with a favorable IRS ruling.

(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing net income per share.

                                                 SEPT. 30,    SEPT. 28,    SEPT. 27,    SEPT. 26,    OCT. 2,    APRIL 1,
                                                      1995         1996         1997         1998       1999        2000
CONSOLIDATED BALANCE SHEET DATA
                                                                             (IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------------
Cash, cash equivalents and short-term
  investments.................................   $ 44,668     $ 34,635     $ 31,627     $ 32,898    $ 68,916   $ 76,601
Working capital...............................    106,787      123,553      152,688      173,727     194,919    218,636
Total assets..................................    255,875      311,516      361,650      390,761     495,468    542,026
Long-term obligations, less current portion...      5,139        3,921        9,665       12,828      74,745     76,497
Other long-term liabilities...................      9,597       12,403       13,927       12,599      16,819     19,465
Retained earnings.............................     83,480      113,794      140,086      158,897     170,738    185,814
Total stockholders' equity....................    161,191      197,587      231,233      262,623     277,305    302,372

--------------------------------------------------------------------------------
22

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the "Selected consolidated financial data" and our financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, such as those set forth under "Risk factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

OVERVIEW

We are one of the world's leading suppliers of photonics-based solutions in a broad range of commercial, medical and scientific applications. We design, manufacture and market lasers, laser-based systems, precision optics and related accessories for a diverse group of customers. Since inception in 1966, we have grown through a combination of internal expansion and strategic acquisitions of companies with related technologies and products.

We have three reportable business segments: Electro-Optics, Medical and Lambda Physik, which work with customers to provide cost-effective photonics-based solutions. In addition to the semiconductor and related manufacturing and optical telecommunications markets, the Electro-Optics segment focuses on markets such as materials processing, scientific research, printing and reprographics and advanced packaging. Our Medical segment focuses on the aesthetic, ophthalmic and surgical markets, with an emphasis in the aesthetic market on hair removal and in the ophthalmic market on the treatment of retinal diseases, including age-related macular degeneration, or AMD. Lambda Physik focuses on lithography, with other target markets including lasers for flat panel display, refractive surgery, scientific research, materials processing and micro-machining applications.

We operate in a technologically advanced, dynamic and highly competitive environment. Our future operating results are, and will continue to be, subject to quarterly variations based on a variety of factors, many of which are beyond our control. While we attempt to identify and respond to these conditions in a timely manner, such conditions represent significant risks to our performance.

We conduct a significant portion of our business internationally. International sales accounted for 55%, 58% and 59% of our net sales for fiscal 1998, fiscal 1999 and the six months ended April 1, 2000, respectively. We anticipate that international sales will continue to account for a significant portion of our net sales in the foreseeable future. A portion of our international sales occurs through our international sales subsidiaries and the remainder of our international sales results from exports to foreign distributors and resellers. As a result, our international sales and operations are subject to the risks of conducting business internationally. See "Risk factors -- We face risks associated with our international sales that could harm our financial condition and results of operations." We are also subject to the risks of fluctuating foreign exchange rates, which could materially adversely affect the sales price of our products in foreign markets as well as the costs and expenses of our international subsidiaries. While we use forward exchange contracts, currency swap contracts, currency options and other risk management techniques to hedge our currency exposure, we remain exposed to the economic risks of foreign currency fluctuations. There can be no assurance that such factors will not adversely impact our operations in the future or require us to modify current business practices.

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

SIX MONTHS ENDED APRIL 1, 2000 AND APRIL 3, 1999

CONSOLIDATED SUMMARY

Net income for the six months ended April 1, 2000 was $15.1 million, or $0.57 per diluted share, compared to net income of $9.6 million, or $0.40 per diluted share, for the six months ended April 3, 1999. The increase in net income was primarily attributable to increases in sales volumes and higher gross profit as a percentage of total sales.

NET SALES

The following table sets forth for the periods indicated the amount of net sales for our operating segments and net sales as a percentage of total net sales.

                                                                  SIX MONTHS ENDED
                                                   -----------------------------------------------
                                                       APRIL 3, 1999            APRIL 1, 2000
                                                   ----------------------   ----------------------
                                                               PERCENTAGE               PERCENTAGE
                                                                 OF TOTAL                 OF TOTAL
                                                      AMOUNT    NET SALES      AMOUNT    NET SALES
                                                               (DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------------------------
Consolidated:
  Domestic.......................................  $ 91,372       41.1%     $107,220       40.6%
  International..................................   130,796       58.9       156,655       59.4
                                                   --------      -----      --------      -----
  Total..........................................  $222,168      100.0%     $263,875      100.0%
                                                   ========      =====      ========      =====
Electro-Optics:
  Domestic.......................................  $ 44,772       20.2%     $ 51,998       19.7%
  International..................................    68,092       30.6        72,845       27.6
                                                   --------      -----      --------      -----
  Total..........................................  $112,864       50.8%     $124,843       47.3%
                                                   ========      =====      ========      =====
Medical:
  Domestic.......................................  $ 37,151       16.7%     $ 44,809       17.0%
  International..................................    38,801       17.5        52,570       19.9
                                                   --------      -----      --------      -----
  Total..........................................  $ 75,952       34.2%     $ 97,379       36.9%
                                                   ========      =====      ========      =====
Lambda Physik:
  Domestic.......................................  $  9,449        4.2%     $ 10,413        3.9%
  International..................................    23,903       10.8        31,240       11.9
                                                   --------      -----      --------      -----
  Total..........................................  $ 33,352       15.0%     $ 41,653       15.8%
                                                   ========      =====      ========      =====

CONSOLIDATED

Net sales for the six months ended April 1, 2000 increased by $41.7 million, or 19%, to $263.9 million from the six months ended April 3, 1999. International sales increased by $25.9 million, or 20%, to $156.7 million for the six months ended April 1, 2000, and domestic sales increased by $15.8 million, or 17%, from the six months ended April 3, 1999 to the six months ended April 1, 2000.

ELECTRO-OPTICS

Electro-Optics net sales increased by $12.0 million, or 11%, to $124.8 million for the six months ended April 1, 2000 compared to the six months ended
April 3, 1999. Domestic sales increased by

--------------------------------------------------------------------------------
24

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

$7.2 million, or 16%, while international sales increased by $4.8 million, or 7%. The increases were primarily due to higher sales volumes in commercial solid-state products, including semiconductor lasers to the computer-to-plate, disk mastering, non-metal printed circuit board, or PCB, hole drilling and optical telecommunications markets. Optical telecommunications market sales for the current six months increased 39% to $3.0 million from the corresponding prior year period.

MEDICAL

Medical net sales increased by $21.4 million, or 28%, to $97.4 million for the six months ended April 1, 2000 compared to the six months ended April 3, 1999. International sales increased by $13.8 million, or 35%, while domestic sales increased by $7.6 million, or 21%. The increases were primarily due to the acquisition of Star Medical Technologies, Inc., or Star Medical, in May 1999, where we now recognize the full sales value of the LightSheer family of hair removal systems instead of only the commission revenue recognition in the prior year periods, and to strong sales growth in ophthalmic products, including the Opal Photoactivator.

LAMBDA PHYSIK

Lambda Physik net sales increased by $8.3 million, or 25%, to $41.7 million for the six months ended April 1, 2000, compared to the six months ended April 3, 1999. International sales increased by $7.3 million, or 31%, while domestic sales increased $1.0 million, or 10%. The increases were primarily due to increased shipments of commercial products, primarily lasers used in lithography systems.

GROSS MARGIN

CONSOLIDATED

The gross margin rate increased to 49.6% from 47.4% for the six months ended April 1, 2000 compared to the same period in fiscal 1999. Margins improved in all three operating segments. The margin improvement was primarily due to higher sales of higher margin hair removal systems and lithography products as well as lower warranty costs in the Electro-Optics and Medical segments.

ELECTRO-OPTICS

The gross margin rate increased to 49.7% from 46.8% for the six months ended April 1, 2000 compared to the same period in fiscal 1999. The improvement was primarily due to increased sales of higher margin commercial solid-state products, lower warranty costs and higher sales volumes relative to fixed overhead costs.

MEDICAL

The gross margin rate increased to 50.4% from 49.2% for the six months ended April 1, 2000, compared to the same period in fiscal 1999. The improvement resulted from higher shipments of higher margin hair removal products, lower warranty costs, and higher sales volumes relative to fixed overhead costs.

LAMBDA PHYSIK

The gross margin rate increased to 47.0% from 45.1% for the six months ended April 1, 2000, compared to the same period in fiscal 1999. The increases resulted from increased sales of lithography systems at higher margins and fewer sales of lower margin scientific systems.

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

OPERATING EXPENSES

The following table sets forth for the periods indicated the amount and percentage relationship to net sales of the operating expenses in our consolidated statements of income.

                                                                    SIX MONTHS ENDED
                                                   --------------------------------------------------
                                                        APRIL 3, 1999             APRIL 1, 2000
                                                   -----------------------   ------------------------
                                                                PERCENTAGE                 PERCENTAGE
                                                     AMOUNT   OF NET SALES      AMOUNT   OF NET SALES
                                                                 (DOLLARS IN THOUSANDS)
-----------------------------------------------------------------------------------------------------
Research and development.........................  $21,694         9.7%      $ 26,762        10.1%
Selling, general and administrative..............   67,048        30.2         75,482        28.6
Intangibles amortization.........................    2,212         1.0          4,401         1.7
                                                   -------        ----       --------        ----
Total operating expenses.........................  $90,954        40.9%      $106,645        40.4%
                                                   =======        ====       ========        ====

Total operating expenses increased by $15.7 million, or 17%, but as a percentage of net sales decreased to 40% from 41%.

Research and development expenses increased by $5.1 million, or 23%, but as a percentage of net sales remained at 10%. The increases were primarily due to increased spending on lithography, optical telecommunications and other projects, the acquisition of Star Medical in May 1999, and an increased number of employees.

Selling, general and administrative expenses for the six months ended April 1, 2000 increased by $8.4 million, or 13%, but decreased as a percentage of net sales from 30% to 29% compared to the same period in fiscal 1999. The dollar increase was due to increased sales and marketing costs to support increased sales volumes, an increased number of employees and the write-off of a permanently impaired intangible asset of $1.0 million related to the catalog business unit of the Electro-Optics segment.

Intangibles amortization expenses increased by $2.2 million, or 99%, for the six months ended April 1, 2000. The increase was primarily due to the acquisition of Star Medical.

OTHER INCOME (EXPENSE)

Other expenses, net of other income, increased by $1.0 million to net expense of $1.3 million for the six months ended April 1, 2000 from net expense of $0.3 million for the six months ended April 3, 1999. The increase was primarily due to increased interest expense on the Star Medical acquisition debt, partially offset by increased interest income from investments and the receipt of an insurance settlement at one of our manufacturing facilities.

INCOME TAXES

The effective tax rate for the six months ended April 1, 2000 was 34% compared to 31% for the same prior year period. The effective tax rate increased as a result of higher profit before income taxes in fiscal 2000 with relatively flat tax credits compared to fiscal 1999.

--------------------------------------------------------------------------------
26

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

FISCAL YEARS ENDED OCTOBER 2, 1999, SEPTEMBER 26, 1998 AND SEPTEMBER 27, 1997

CONSOLIDATED SUMMARY

During fiscal 1999, our net income was $11.8 million, or $0.48 per diluted share, which includes the third quarter $10.7 million, or $0.44 per diluted share, after tax write-off of purchased in-process research and development resulting from the acquisition of Star Medical. Pro forma net income, exclusive of this write-off, for fiscal 1999 was $22.6 million, or $0.92 per diluted share. Fiscal 1998 net income was $18.8 million, or $0.79 per diluted share, including a $2.7 million, or $0.11 per diluted share, non-recurring tax benefit. Fiscal 1997 pro forma net income, excluding the $9.0 million after tax write-off of purchased in-process research and development, was $35.3 million, or $1.50 per diluted share. Pro forma income before income taxes, excluding the write-off of purchased in-process research and development, increased by $8.5 million, or 36%, to $32.2 million for fiscal 1999 compared to income before income taxes of $23.7 million for fiscal 1998, which decreased by $32.4 million, or 58%, compared to pro forma income before income taxes of $56.1 million for fiscal 1997, excluding the write-off of purchased in-process research and development. The fiscal 1999 increase was primarily attributable to increases in international sales volumes and lower selling, general and administrative expenses as a percentage of net sales.

NET SALES

The following table sets forth for the periods indicated the amount of net sales for our operating segments and net sales as a percentage of total net sales.

                                                        FISCAL YEARS ENDED
                             ------------------------------------------------------------------------
                                 SEPT. 27, 1997           SEPT. 26, 1998            OCT. 2, 1999
                             ----------------------   ----------------------   ----------------------
                                         PERCENTAGE               PERCENTAGE               PERCENTAGE
                                           OF TOTAL                 OF TOTAL                 OF TOTAL
                                AMOUNT    NET SALES      AMOUNT    NET SALES      AMOUNT    NET SALES
                                                      (DOLLARS IN THOUSANDS)
-----------------------------------------------------------------------------------------------------
Consolidated:
  Domestic.................  $177,803       45.5%     $185,004       45.1%     $198,599       42.4%
  International............   213,235       54.5       225,445       54.9       270,270       57.6
                             --------      -----      --------      -----      --------      -----
  Total....................  $391,038      100.0%     $410,449      100.0%     $468,869      100.0%
                             ========      =====      ========      =====      ========      =====
Electro-Optics:
  Domestic.................  $ 76,115       19.5%     $ 87,119       21.2%     $ 95,399       20.3%
  International............    85,672       21.9       106,319       25.9       137,658       29.4
                             --------      -----      --------      -----      --------      -----
  Total....................  $161,787       41.4%     $193,438       47.1%     $233,057       49.7%
                             ========      =====      ========      =====      ========      =====
Medical:
  Domestic.................  $ 81,490       20.9%     $ 78,893       19.3%     $ 82,433       17.6%
  International............    88,462       22.6        76,797       18.7        80,286       17.1
                             --------      -----      --------      -----      --------      -----
  Total....................  $169,952       43.5%     $155,690       38.0%     $162,719       34.7%
                             ========      =====      ========      =====      ========      =====
Lambda Physik:
  Domestic.................  $ 20,198        5.1%     $ 18,992        4.6%     $ 20,767        4.5%
  International............    39,101       10.0        42,329       10.3        52,326       11.1
                             --------      -----      --------      -----      --------      -----
  Total....................  $ 59,299       15.1%     $ 61,321       14.9%     $ 73,093       15.6%
                             ========      =====      ========      =====      ========      =====

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

CONSOLIDATED

During fiscal 1999, net sales increased by $58.5 million, or 14%, to $468.9 million from $410.4 million in fiscal 1998, primarily as a result of increased sales volumes in the Electro-Optics and Lambda Physik segments. International sales grew at a higher rate than domestic sales for a total increase of $44.8 million, or 20%. In particular, Asia-Pacific sales increased by 26% while European sales increased 16%. The increase in Asia-Pacific sales resulted primarily from economic recovery in that region. Accordingly, international sales were 58% of net sales in fiscal 1999 compared to 55% in fiscal 1998.

During fiscal 1998, net sales increased by $19.4 million, or 5%, to $410.4 million from $391.0 million in fiscal 1997, primarily as a result of increased sales volumes in the Electro-Optics segment. International sales grew at a higher rate than domestic sales for a total increase of $12.2 million, or 6%, and were 55% of net sales in both fiscal 1998 and 1997.

ELECTRO-OPTICS

Electro-Optics net sales increased by $39.7 million, or 20%, in fiscal 1999 to $233.1 million from $193.4 million in fiscal 1998. Domestic sales increased by $8.3 million, or 10%, and international sales increased by $31.3 million, or 29%, in fiscal 1999. Sales increased primarily due to higher sales volumes in commercial solid-state products and in commercial systems.

Electro-Optics net sales increased by $31.7 million, or 20%, in fiscal 1998 to $193.4 million from $161.8 million in fiscal 1997. Domestic sales increased $11.0 million, or 14%, and international sales increased by $20.6 million, or 24%, for fiscal 1998. The increase in sales worldwide resulted primarily from higher sales volumes in commercial solid-state products and due in part to our fiscal 1997 acquisition of Ealing Electro-Optics in Watford, England. The impact of the strengthening of the US dollar against major foreign currencies partially offset the increase by adversely impacting international sales by $5.1 million compared to fiscal 1997.

MEDICAL

Medical net sales increased by $7.0 million, or 5%, to $162.7 million in fiscal 1999 from $155.7 million in fiscal 1998. International sales increased by $3.5 million, or 5%, and domestic sales increased by $3.5 million, or 4%, in fiscal 1999. This increase in sales was primarily due to an increase of almost $28 million in sales of LightSheer hair removal systems partially offset by lower sales of non-hair removal aesthetic products and the expiration of our agreement to distribute ophthalmic refractive systems for a German manufacturer.

Medical net sales decreased by $14.3 million, or 8%, to $155.7 million in fiscal 1998 from $170.0 million in fiscal 1997. International sales decreased by $11.7 million, or 13%, and domestic sales decreased by $2.6 million, or 3%, in fiscal 1998. The decrease in sales resulted primarily from decreased sales volumes, higher sales returns and allowances and lower average selling prices, as well as the strengthening of the US dollar against major foreign currencies. Such strengthening of the US dollar against major foreign currencies contributed to the decrease in international sales by $3.9 million compared to fiscal 1997.

LAMBDA PHYSIK

Lambda Physik net sales increased by $11.8 million, or 19%, in fiscal 1999 to $73.1 million from $61.3 million in fiscal 1998. International sales increased by $10.0 million, or 24%, and domestic sales increased by $1.8 million, or 9%. The increase in sales was primarily due to increased shipments of lithography laser systems.

--------------------------------------------------------------------------------
28

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Lambda Physik net sales increased by $2.0 million, or 3%, in fiscal 1998 to $61.3 million from $59.3 million in fiscal 1997. Domestic sales decreased by $1.2 million, or 6%, and international sales increased by $3.2 million, or 8%, for fiscal 1998. The increase in sales worldwide resulted primarily from higher sales volumes in the lithography business. The impact of the strengthening of the US dollar against major foreign currencies partially offset the increase by adversely impacting international sales by $3.4 million compared to fiscal 1997.

GROSS MARGIN

CONSOLIDATED

The gross margin rate decreased to 47.1% for fiscal 1999 compared to 48.2% for fiscal 1998. The deterioration in the overall margin resulted primarily from higher sales of lower margin lithography systems at Lambda Physik and inventory obsolescence write-downs of $1.3 million in the Lambda Physik segment.

The gross margin rate decreased to 48.2% for fiscal 1998 compared to 52.6% for fiscal 1997. The deterioration in the overall margin resulted primarily from lower sales of higher margin medical products, a shift to higher sales of the lower margin solid-state technology products in the Electro-Optics segment, and the impact of the strengthening US dollar against major foreign currencies.

ELECTRO-OPTICS

The gross margin rate decreased by 0.3% to 46.9% in fiscal 1999 from 47.2% in fiscal 1998. The decrease was primarily due to increased inventory obsolescence write-downs for our catalog business, partially offset by higher sales volumes without a corresponding increase in fixed costs.

The gross margin rate decreased to 47.2% in fiscal 1998 from 51.4% in fiscal 1997. The decrease from fiscal 1997 resulted primarily from a change to a higher mix of lower margin solid-state, semiconductor and catalog products, as well as the strengthening of the US dollar against major foreign currencies.

MEDICAL

The gross margin rate decreased by 0.2% to 48.3% in fiscal 1999 from 48.5% in fiscal 1998. The decrease was primarily due to lower sales of higher margin aesthetic products.

The gross profit rate decreased to 48.5% in fiscal 1998 from 54.5% in fiscal 1997 primarily due to lower sales and margins on skin resurfacing products, lower manufacturing throughput, as well as higher inventory related costs, warranty costs and manufacturing variances and due in part to the strengthening of the US dollar against major foreign currencies. These factors were partially offset by the inaugural sales of the new LightSheer hair removal laser, for which we recognized a commission for our selling efforts.

LAMBDA PHYSIK

The gross margin rate decreased to 44.8% in fiscal 1999 from 50.5% in fiscal 1998. The decrease from fiscal 1998 resulted primarily from lower margins on lithography sales due to the ramp-up in production, lower average selling prices for sales of scientific products and additional provisions for inventory obsolescence of $1.3 million.

The gross margin rate increased to 50.5% in fiscal 1998 from 50.2% in fiscal 1997. The increase from fiscal 1997 resulted primarily from the strengthening of the US dollar against major foreign currencies.

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

OPERATING EXPENSES

The following table sets forth for the periods indicated the amount and percentage relationship to net sales of the operating expenses in our consolidated statements of income.

                                                          FISCAL YEARS ENDED
                            ------------------------------------------------------------------------------
                                 SEPT. 27, 1997             SEPT. 26, 1998              OCT. 2, 1999
                            ------------------------   ------------------------   ------------------------
                                          PERCENTAGE                 PERCENTAGE                 PERCENTAGE
                               AMOUNT   OF NET SALES      AMOUNT   OF NET SALES      AMOUNT   OF NET SALES
                                                        (DOLLARS IN THOUSANDS)
----------------------------------------------------------------------------------------------------------
Research and development..  $ 39,406        10.1%      $ 44,534        10.9%      $ 46,759        10.0%
In-process research and
  development.............     9,315         2.4                                    16,000         3.4
Selling, general and
  administrative..........   110,813        28.3        124,555        30.3        134,129        28.6
Intangibles
  amortization............     3,658         0.9          4,644         1.1          5,701         1.2
                            --------        ----       --------        ----       --------        ----
Total operating
  expenses................  $163,192        41.7%      $173,733        42.3%      $202,589        43.2%
                            ========        ====       ========        ====       ========        ====

Fiscal 1999 operating expenses increased by $28.9 million, or 17%, from fiscal 1998. As a percentage of net sales, operating expenses increased to 43% in fiscal 1999 from 42% in fiscal 1998. Exclusive of the third quarter fiscal 1999 write-off of purchased in-process research and development, operating expenses increased by $12.9 million, or 7%, but as a percentage of net sales decreased to 40% from 42%.

Fiscal 1998 operating expenses increased by $10.5 million, or 6%, from fiscal 1997. Exclusive of the first quarter fiscal 1997 write-off of purchased in-process technology, operating expenses increased $19.9 million, or 13%, and as a percentage of net sales increased to 42% from 39%.

RESEARCH AND DEVELOPMENT

Fiscal 1999 research and development expenses increased by $2.2 million, or 5%, from fiscal 1998 but decreased to 10% from 11% of net sales. The absolute dollar increase was primarily due to increased headcount and spending on projects in the Electro-Optics segment.

Fiscal 1998 research and development expenses increased by $5.1 million, or 13%, from fiscal 1997 and increased to 11% from 10% of net sales. The absolute dollar increase was primarily in our Electro-Optics and Lambda Physik segments due to increased headcount and related expenses associated with our continued emphasis on product development, including lithography, and our recent strategic acquisitions.

IN-PROCESS RESEARCH AND DEVELOPMENT

Fiscal 1999 in-process research and development expenses of $16.0 million resulted from our acquisition of Star Medical. See Note 2 of Notes to Consolidated Financial Statements.

Fiscal 1997 in-process research and development expenses of $9.3 million resulted from our acquisition of Tutcore OY Ltd. and the net assets of Micracor, Inc. See Note 2 of Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
30

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

SELLING, GENERAL AND ADMINISTRATIVE

Fiscal 1999 selling, general and administrative expenses increased by $9.6 million, or 8%, from fiscal 1998, but decreased as a percentage of net sales from 30% to 29%. The dollar increase is primarily due to increases in the number of employees and related payroll costs in the Electro-Optics segment to support increased sales volumes. This dollar increase was also due in part to increased investments in information technology, outside consulting costs and increased payroll related costs offset partially by the non-recurrence of fiscal 1998 charges, which included:

-   restructuring costs of $2.9 million related to the Medical segment;

-   the relocation of the Medical segment to a new facility; and

-   the costs associated with launching an Electro-Optics catalog.

Selling, general and administrative expenses increased by $13.7 million, or 12%, and increased as a percentage of net sales from 28% to 30% in fiscal 1998. The increase, primarily in the Electro-Optics business segment, was driven by business acquisitions, the ramp-up of catalog operations, increased costs associated with higher headcount and higher costs associated with the Asia-Pacific region. This increase was also driven by:

-   restructuring costs of $2.9 million related to the Medical segment;

-   the relocation of the Medical segment to a new facility;

-   the costs associated with launching an Electro-Optics catalog; and

- higher costs in Asia-Pacific associated with the selling of electro-optical products direct in Japan since mid-fiscal 1997.

INTANGIBLES AMORTIZATION

Fiscal 1999 intangibles amortization expenses increased by $1.1 million, or 23%, primarily due to the acquisition of Star Medical.

Fiscal 1998 intangibles amortization expenses increased by $1.0 million, or 27%, due to amortization of cost associated with distribution rights in the Medical segment.

OTHER INCOME (EXPENSE)

Other expenses, net of other income, increased by $1.4 million during fiscal 1999 compared to fiscal 1998. The increase was primarily due to increased interest expense related to financing of the Star Medical acquisition, partially offset by increased interest income.

Other income, net of other expenses, decreased by $4.9 million during fiscal 1998 compared to fiscal 1997. Fiscal 1997 other income included a $3.5 million gain on the sale of our former headquarters facility. The remaining fluctuation of $1.4 million was primarily due to higher foreign exchange losses due to the strengthening of the US dollar against major foreign currencies, lower royalty income and lower interest income on lower average cash and investment balances.

INCOME TAXES

The effective tax rate for fiscal 1999 was 27.0% and the pro forma effective tax rate for fiscal 1999, excluding the $10.7 million write-off of purchased in-process research and development, was 30.0%. The pro forma effective tax rate for fiscal 1998, excluding the $2.7 million non-recurring tax benefit, was 32.1%. The pro forma effective tax rate decreased as a result of the non-recurrence of reserves for

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

exposure items offset by changes in the distribution of taxable income among jurisdictions with varying tax rates.

The effective tax rate for fiscal 1998 was 20.6% and the pro forma effective tax rate for fiscal 1998, excluding the $2.7 million non-recurring tax benefit associated with a favorable IRS ruling, was 32.1%. The pro forma effective tax rate for fiscal 1997, excluding the $9.3 million pre-tax write-off of purchased in-process research and development, was 37.0%. The pro forma effective tax rate decreased as a result of increases in foreign tax credit utilization and increased research and development credits offset by changes in the distribution of taxable income by taxing jurisdiction, as well as the proportionately greater impact of these items due to the lower income before taxes in fiscal 1998.

QUARTERLY RESULTS

The following table sets forth some of our selected consolidated financial information for our six most recent fiscal quarters. In the opinion of management, this unaudited financial information has been prepared on the same basis as the audited financial information, and includes all adjustments, consisting only of normal, recurring adjustments, necessary to present this information fairly when read in conjunction with our consolidated financial statements and notes thereto contained elsewhere in this prospectus. These operating results are not necessarily indicative of results of any future period.

                                                       QUARTERS ENDED
                             ------------------------------------------------------------------
                              DEC. 26,    APRIL 3,    JULY 3,    OCT. 2,    JAN. 1,    APRIL 1,
CONSOLIDATED STATEMENTS OF        1998        1999       1999       1999       2000        2000
OPERATIONS DATA                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
-----------------------------------------------------------------------------------------------
Net sales..................  $105,631    $116,537    $115,051   $131,650   $127,194   $136,681
Cost of sales..............    54,672      62,288      60,306     70,937     65,171     67,898
                             --------    --------    --------   --------   --------   --------
  Gross profit.............    50,959      54,249      54,745     60,713     62,023     68,783
Operating expenses:
  Research and
   development.............    10,915      10,779      11,917     13,148     12,374     14,388
  In-process research and
   development.............                            16,000
  Selling, general and
   administrative..........    32,478      34,570      32,553     34,528     35,758     39,724
  Intangibles
   amortization............     1,151       1,061       1,413      2,076      2,179      2,222
                             --------    --------    --------   --------   --------   --------
  Total operating
   expenses................    44,544      46,410      61,883     49,752     50,311     56,334
                             --------    --------    --------   --------   --------   --------
Income (loss) from
  operations...............     6,415       7,839      (7,138)    10,961     11,712     12,449
Other income (expense),
  net......................      (140)       (153)       (743)      (811)    (1,753)       436
                             --------    --------    --------   --------   --------   --------
Income (loss) before income
  taxes....................     6,275       7,686      (7,881)    10,150      9,959     12,885
Provision (benefit) for
  income taxes.............     2,009       2,306      (2,817)     2,891      3,286      4,482
                             --------    --------    --------   --------   --------   --------
Net income (loss)..........  $  4,266    $  5,380    $ (5,064)  $  7,259   $  6,673   $  8,403
                             ========    ========    ========   ========   ========   ========

Basic net income (loss) per
  share....................  $   0.18    $   0.22    $  (0.21)  $   0.30   $   0.27   $   0.34
Diluted net income (loss)
  per share................  $   0.18    $   0.22    $  (0.21)  $   0.29   $   0.26   $   0.31

--------------------------------------------------------------------------------
32

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Quarterly sales have increased due to increased shipments of LightSheer hair removal systems, increased sales of laser systems to commercial and original equipment manufacturers and increased sales of lithography systems. Prior to our May 1999 acquisition of Star Medical, we recorded only commissions revenue on sales of LightSheer products. Gross margins in the quarter ended April 3, 1999 were lower primarily due to lower margins within our optics and photonics business located in Auburn, California, resulting from an increase in inventory reserves reflecting changes in the business and an increase in costs associated with implementing the catalog distribution system; pricing pressures within the Medical segment; and lower unit sales of traditionally higher margin medical aesthetic products. Gross margins in the quarter ended October 2, 1999 were lower primarily due to higher variances, higher factory overhead and changes in mix of products shipped in the Electro-Optics segment. Results for the quarter ended July 3, 1999 include $16.0 million, or $10.7 million, net of tax, of in-process research and development costs associated with our acquisition of Star Medical. See Note 2 of Notes to Consolidated Financial Statements.

Our net sales and operating results may vary significantly from quarter to quarter and from year to year in the future. A number of factors, many of which are outside of our control, may cause these variations, including:

- fluctuations in demand for, and sales of, our products or prolonged downturns in the industries that we serve;

- ability of our suppliers to timely produce and deliver components and parts, including sole or limited source components, in the quantity and quality desired and at the prices we have budgeted;

-   timing or cancellation of customer orders and shipment scheduling;

-   fluctuations in our product mix;

-   foreign currency fluctuations;

- introductions of new products and product enhancements by our competitors, entry of new competitors into our market, pricing pressures and other competitive factors;

- our ability to develop, introduce, manufacture and ship new and enhanced products in a timely manner without defects;

-   rate of market acceptance of our new products;

- delays or reductions in customer purchases of our products in anticipation of the introduction of new and enhanced products by us or our competitors;

-   our ability to control expenses;

- timing of regulatory approvals and changes in domestic and regulatory environments;

-   level of capital spending of our customers;

-   economic conditions, especially in the Asia-Pacific market;

-   potential obsolescence of our inventory; and

-   costs related to acquisitions of technology or businesses.

In addition, we often recognize a substantial portion of our net sales in the last month of the quarter. Our expenses for any given quarter are typically based on expected sales and if sales are below expectations in any given quarter, the adverse impact of the shortfall on our operating results may be

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

magnified by our inability to adjust spending quickly to compensate for the shortfall. We also base our manufacturing on our forecasted product mix for the quarter. If the actual product mix varies significantly from our forecast, we may not be able to fill some orders during that quarter, resulting in delays in the shipment of our products. Accordingly, variations in timing of sales, particularly for our higher priced, higher margin products, can cause significant fluctuations in quarterly operating results. As a result of all these factors, our operating results in one or more future periods may fail to meet the expectations of market analysts or investors. In that event, the trading price of our common stock would likely decline.

For example, in the third quarter of fiscal 1998 we experienced a problem with our VersaPulse family of products for aesthetic applications because it did not meet customer expectations. As a result, we saw a significant increase in returns and allowances and decrease in sales, which caused a substantial decline in our quarterly results. This situation persisted into the first half of fiscal 1999, by which time we had improved both the reliability and functionality of these products.

Due to these and other factors, we believe that quarter-to-quarter and year-to-year comparisons of our past operating results may not be meaningful. You should not rely on our results for any quarter or year as an indication of our future performance. Our operating results in future quarters and years may be below public market analysts' or investors' expectations, which would likely cause the price of our common stock to fall.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

At April 1, 2000, our primary sources of liquidity were cash, cash equivalents and short-term investments of $76.6 million. Additional sources of liquidity were a multi-currency line of credit and bank credit facilities totaling $69.6 million as of April 1, 2000, of which $56.0 million was unused and available. During fiscal 1999, these credit facilities were used in Europe and Japan. Because of our low debt to equity ratio, we believe that additional cash could be borrowed if necessary; however, cash flow from operations, cash and equivalents, short-term investments and available lines of credit are expected to be sufficient to fund operations for at least the next 12 months. We are subject to certain financial covenants related to our lines of credit. At April 1, 2000, we were in compliance with these covenants.

During the first quarter of fiscal 1997, we signed a lease for 216,000 square feet of office, research and development and manufacturing space for our Medical segment headquarters in Santa Clara, California. The lease expires in December 2001. We have an option to purchase the property for $24.0 million, or at the end of the lease arrange for the sale of the property to a third party while retaining an obligation to the owner for the difference between the sale price, if less than $20.8 million, and $20.8 million, subject to certain provisions of the lease. If we do not purchase the property or arrange for its sale as discussed above, we would be obligated for an additional lease payment of approximately $20.8 million. We occupied the building in July 1998 and commenced lease payments at that time. The lease requires that we maintain specified financial covenants. At April 1, 2000, we were in compliance with these covenants.

We have committed approximately $13 million to build an additional building at our Electro-Optics facility in Auburn, California to enable us to expand our manufacturing capacity for optical telecommunications products. Additionally, we have committed approximately $9 million to provide coating equipment at this facility. We have also committed approximately $10 million to expand our

--------------------------------------------------------------------------------
34

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Lambda Physik manufacturing facility in Gottingen, Germany to expand our manufacturing capacity for DUV lithography systems.

CHANGES IN FINANCIAL CONDITION

Cash, cash equivalents and short-term investments increased $7.7 million, or 11%, in the first six months of fiscal 2000.

Cash and cash equivalents, at April 1, 2000, decreased by $10.5 million, or 27%, from October 2, 1999. Operations and changes in exchange rates used $15.8 million, including $18.2 million, net, used to purchase short-term investments. Investing activities used $19.8 million, including $10.9 million used to acquire property and equipment, net, $3.1 million used to acquire Microlase and $5.8 million, net, used for other investing activities. Financing activities provided $25.1 million with net debt borrowings of $13.8 million and $11.3 million from the sale of shares under our employee stock plans.

Net accounts receivable increased $18.5 million, or 19%, from October 2, 1999 to April 1, 2000 primarily due to increases in the Medical segment to support increased sales and increases in the Lambda Physik segment due to extended payment terms with a large Japanese commercial customer.

Net inventories increased $14.6 million, or 15%, from October 2, 1999 to April 1, 2000 primarily due to increases in the Lambda Physik segment to support the lithography business and increases in the Medical segment due to increased demonstration and new product inventory of the Opal Photoactivator, on which FDA clearance was received after the end of the quarter.

Short-term borrowings increased $9.2 million, or 64%, from October 2, 1999 to April 1, 2000 primarily due to borrowings incurred within our Lambda Physik segment to fund its higher working capital needs and capital spending necessitated by its rapid growth.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE SENSITIVITY

We maintain a short-term investment portfolio consisting mainly of income securities with an average maturity of less than one year. These trading securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10 percent from levels at October 2, 1999, the fair value of the portfolio would decline by an immaterial amount. We have the ability to generally hold our fixed income investments until maturity and therefore we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.

At April 1, 2000, we had fixed rate long-term debt of approximately $80.4 million, and a hypothetical 10% decrease in interest rates would not have a material impact on the fair market value of this debt. We do not hedge any interest rate exposures.

FOREIGN CURRENCY EXCHANGE RISK

We maintain operations in various countries outside of the United States and foreign subsidiaries that sell and manufacture our products in various global markets. As a result, our earnings and cash flows are exposed to fluctuations in foreign currency exchange rates. We attempt to limit these exposures

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

through operational strategies and financial market instruments. We utilize hedge instruments, primarily forward contracts with maturities of twelve months or less, to manage our exposure associated with firm intercompany and third-party transactions and net asset and liability positions denominated in non-functional currencies. We do not use derivative financial instruments for trading purposes.

We had $25.3 million of short-term forward exchange contracts, denominated in major foreign currencies, which approximated the fair value of such contracts and their underlying transactions at April 1, 2000. Gains and losses related to these instruments at April 1, 2000 were not material. Looking forward, we do not anticipate any material adverse effect on our consolidated financial position, results of operations or cash flows resulting from the use of these instruments. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

The following table provides information about our foreign exchange forward contracts at April 1, 2000. The table presents the value of the contracts in US dollars at the contract exchange rate as of the contract maturity date. Due to the short-term nature of these contracts, the fair value approximates the weighted average contractual foreign currency exchange rate value of the contracts at April 1, 2000.

                                                                    AVERAGE    US NOTIONAL
                                                              CONTRACT RATE         AMOUNT   FAIR VALUE
                                                                       (DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------------------------------
Euro........................................................          1.035        $16,760      $15,496
British Pound Sterling......................................          1.636          4,923        4,801
Swedish Krone...............................................          8.318          2,669        2,575
Danish Kroner...............................................          7.222            949          881
Japanese Yen................................................         98.421            813          777
Norwegian Kroner............................................          8.147            626          603
Hong Kong Dollar............................................          7.854            166          167

RECENT ACCOUNTING PRONOUNCEMENTS

In December 1999, the staff of the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," or SAB 101. SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles, or GAAP, to revenue recognition in financial statements. We are required to adopt SAB 101 in the first quarter of 2001. Although we believe that our revenue recognition policies are in accordance with GAAP, we are currently studying SAB 101 and have not yet determined its impact, if any, on our financial statements. However, adoption of SAB 101 may have a significant effect on our operating results in the first quarter of fiscal 2001, which may impact comparability of the financial statements from period to period.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," or SFAS 133. This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the value of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. In May 1999, SFAS 133 was amended to defer its effective date. SFAS 133 will be effective for our first quarterly filing of fiscal 2001. Management believes that this statement will not have a significant impact, if any, on our financial position or results of operations.

--------------------------------------------------------------------------------
36

--------------------------------------------------------------------------------

BUSINESS

OVERVIEW

We are one of the world's leading suppliers of photonics-based solutions for a broad range of commercial, medical and scientific applications. We design, manufacture and market lasers, laser-based systems, precision optics and related accessories for a diverse group of customers. Since inception in 1966, we have grown through a combination of internal expansion and strategic acquisitions of companies with related technologies and products. While our products address a broad range of applications, we are now increasingly concentrating our efforts on three rapidly growing segments of the photonics market: semiconductor and related manufacturing, optical telecommunications and medical applications. Within these three market segments, we are focusing on the following five key initiatives:

-   deep ultra-violet, or DUV, lithography;

-   semiconductor processing and microelectronics packaging;

-   optical telecommunications;

-   hair removal; and

-   age-related macular degeneration, or AMD, an emerging ophthalmic market.

We are also focusing on the development and production of high-powered, semiconductor-based lasers for use in a variety of applications.

Our three reportable business segments, Electro-Optics, Medical and Lambda Physik, work with customers to provide cost-effective photonics-based solutions. In addition to the semiconductor and related manufacturing and optical telecommunications markets, the Electro-Optics segment focuses on markets such as materials processing, scientific research, instrumentation, printing and reprographics and advanced packaging. Our Medical segment focuses on the aesthetic, ophthalmic and surgical markets, with an emphasis in the aesthetic market on hair removal and in the ophthalmic market on the treatment of retinal diseases, including AMD. Lambda Physik, our majority-owned subsidiary, concentrates on lithography, with other target markets including lasers for flat panel display, refractive surgery, scientific research, materials processing and micro-machining applications.

INDUSTRY BACKGROUND

The word "laser" is an acronym for "light amplification by stimulated emission of radiation." A laser works by causing an energy source to excite, or pump, an optical gain medium, converting the energy from the source into an emission of photons, the fundamental particles of light. These photons stimulate the release of more photons in the gain medium as they are reflected back and forth between the mirrors that make up the laser's resonator. The resulting build-up in the number of photons is usually emitted in the form of a light beam, the laser beam, through a partially reflective mirror at the output end of the laser.

The four types of lasers commonly available today are gas, liquid, semiconductor and solid state, each of which derives its classification from the lasing material it uses. Laser beams can be emitted in either continuous waves or in pulses with varying repetition rates, can have different operating wavelengths and emission bandwidths, and can emit light in a wide range of energies and powers. Depending on

--------------------------------------------------------------------------------

BUSINESS
--------------------------------------------------------------------------------

the application, lasers can be designed for a specific power, pulse width, repetition rate and wavelength. In addition, the laser's cost of ownership can dictate its suitability for a particular application.

As lasers become less expensive, smaller and more reliable, they are increasingly replacing conventional tools and enabling technological advances in a variety of applications and industries, including semiconductor inspection, measurement, test and repair, optical telecommunications, medical, biotechnology, consumer electronics, industrial process control, materials processing, printing, and research and development. Examples include:

- SEMICONDUCTOR AND RELATED MANUFACTURING -- Lasers are increasingly being used in multiple steps in the semiconductor manufacturing process, including DUV lithography, a process that is used to print a master image of a circuit layer onto a semiconductor wafer. Lasers are also used in the inspection, test and measurement of semiconductors during the manufacturing process.

- OPTICAL TELECOMMUNICATIONS -- Driven by the Internet and the surge of data-intensive applications, fiber optic networks constantly require greater bandwidth. Lasers and optical components enable this increased bandwidth by allowing multiple wavelengths to travel across the same fiber.

- MEDICAL -- A growing number of physicians, surgeons and researchers are applying lasers to a wider range of therapeutic and diagnostic medical applications. For example, lasers are being used in the treatment of eye diseases and afflictions, including glaucoma and AMD, two of the leading causes of blindness today. Lasers are also increasingly being used for aesthetic applications, including hair removal, skin rejuvenation and removal of vascular lesions.

OUR STRATEGY

We strive to develop innovative and proprietary products and solutions that meet the needs of our customers based on our core expertise in lasers and optical technologies. In pursuit of our strategy, we intend to:

- LEVERAGE OUR TECHNOLOGY LEADERSHIP TO GROW WITH RAPIDLY EXPANDING MARKETS -- We have targeted the semiconductor manufacturing, optical telecommunications and medical markets. We are currently pursuing the following five key initiatives in these markets:

    - OPTICAL TELECOMMUNICATIONS -- Leverage our breadth of expertise in lasers, optics, optical coatings and fibers in order to become a key component provider to the optical telecommunications market.

    - DUV LITHOGRAPHY -- Capitalize on our technical leadership in excimer lasers to become the provider of choice of laser technology for DUV lithography.

    - SEMICONDUCTOR AND RELATED MANUFACTURING -- Use our position as a leading provider of lasers for use in the semiconductor manufacturing process to enable our customers to develop the next generation of their products.

    - HAIR REMOVAL -- Increase sales of our LightSheer product family to become the worldwide leader in the market for hair removal by providing superior products and leveraging our global distribution network.

    - AMD -- Build on the Coherent brand name, recent FDA approval and technical advantages of our product to achieve a dominant position as a provider of lasers for the treatment of the wet

--------------------------------------------------------------------------------
38

BUSINESS
--------------------------------------------------------------------------------

     "classical" form of AMD, and work with ophthalmologists to develop new treatments for the other forms of AMD.

- MAINTAIN OUR LEADERSHIP POSITION IN EXISTING MARKETS -- We intend to maintain our leadership position in those commercial, medical and scientific markets in which we have historically been at the forefront of technological development and product deployment and from which we have derived a substantial portion of our revenues.

- MAINTAIN AND DEVELOP ADDITIONAL STRONG COLLABORATIVE CUSTOMER AND INDUSTRY RELATIONSHIPS -- We believe that the Coherent brand name and reputation for product quality, technical performance and customer satisfaction will help us to further develop our loyal customer base. We plan to maintain our current, and develop new, relationships with customers that are industry leaders and work together with these customers to design and develop innovative product systems and solutions as they develop new technologies. For example, we recently entered into a research agreement with Wellman Laboratories, an affiliate of Massachusetts General Hospital, to develop new laser-based medical aesthetic applications.

- EXPAND SEMICONDUCTOR LASER MARKET OPPORTUNITIES -- We are working to expand the range and technical capabilities of, and markets for, our semiconductor lasers. We continue to develop new lasers, some of which incorporate our proprietary aluminum-free materials, to supply a broad range of wavelengths and power capabilities. These new products enable us to open up markets for new applications based on their efficiency, increased reliability and smaller size compared with conventional lasers.

- DEVELOP AND ACQUIRE NEW TECHNOLOGIES -- We will continue to enhance our existing technologies and develop new technologies through our internal research and development efforts as well as through the acquisition of additional complementary technologies, manufacturing processes and product offerings.

APPLICATIONS

Our products address a broad range of applications. We are now increasingly focused on three rapidly growing segments of the photonics market: semiconductor and related manufacturing, optical telecommunications and medical applications. We also continue to serve other segments of the photonics market, including printing and reprographics, materials processing and scientific and instrumentation.

SEMICONDUCTOR AND RELATED MANUFACTURING

The use of semiconductors has expanded beyond computer systems to a wide array of applications such as telecommunications and data communication systems, automotive products, consumer goods, medical products, household appliances and industrial automation and control systems. The worldwide market for semiconductors, as reported by Dataquest, is expected to grow from approximately $169 billion in 1999 to over $319 billion in 2004.

Semiconductor manufacturers are continually seeking to improve their process and design technologies to manufacture smaller, more powerful and more reliable devices at a lower cost per function. A major factor in fabricating such devices is the ability to reduce circuit geometries, measured in microns, a millionth of a meter, and defined in terms of critical, or smallest, feature size. Reduced circuit geometries permit semiconductor manufacturers to increase the number of integrated components per area of silicon.

--------------------------------------------------------------------------------

BUSINESS
--------------------------------------------------------------------------------

Lasers are particularly useful in manufacturing products that require fine precision and small feature sizes, such as semiconductor and microelectronic devices, because they can produce extremely small beam size and deliver energy in pulses of very short duration. We provide lasers to semiconductor equipment manufacturers for use in lithography, mask writing, wafer inspection, mask repair and packaging processes for their semiconductor manufacturing systems.

Sales of our products for semiconductor and related manufacturing applications accounted for approximately 14.3% of our total net sales in fiscal 1999 and approximately 18.0% of our total net sales in the first half of fiscal 2000.

The following diagram depicts a stepper, which is used in semiconductor manufacturing to produce circuit designs on silicon wafers using the lithography process. We provide DUV excimer lasers used as the light source in the lithography process and other DUV lasers incorporated into third-party systems that inspect the optics used in the illumination and imaging phase of the process. We also provide lasers that are used to "direct write" the photomask and lasers used to detect, classify and repair defects in the wafers.

[Description of Diagram: The following diagram depicts the components of a stepper, including a DUV excimer laser, illumination optics, a photomask, imaging optics and a wafer. Beneath the component labeled DUV excimer laser, the relevant wavelengths of light are listed, including 248nm, 193nm and 157nm.]

DUV LITHOGRAPHY

Lithography is one of the most critical and expensive steps in the manufacturing process of complex semiconductor devices fabricated on silicon wafers. This process requires a system that projects light through a photomask containing the master image of a particular circuit layer onto a light sensitive material coated on the wafer. The critical feature size of a semiconductor device depends upon the resolution capability of the lithography system. Resolution capability is a function of the projected wavelength of the light source and the numerical aperture of the lens. A shorter wavelength or higher numerical aperture enables smaller feature sizes.

Lithography tools have physical resolution limits approximating the wavelength of their light source. Mercury arc lamps, which have been the primary illumination source used for the last decade, can

--------------------------------------------------------------------------------
40

BUSINESS
--------------------------------------------------------------------------------

produce critical feature sizes down to only 0.25 microns. Currently, the only known method capable of reducing semiconductor geometries below 0.25 microns is with DUV lasers.

We currently provide lasers for the lithography tools that support critical feature sizes down to 0.18 microns using DUV light with wavelengths at 248 nanometers, or nm. One nanometer equals one billionth of a meter. We are also working with stepper and semiconductor manufacturers to provide the next two generations of lithography tools to reduce feature sizes to below 0.10 microns using DUV light with wavelengths at 193nm and 157nm.

LASER DIRECT IMAGING OF PHOTOMASKS AND PRINTED CIRCUIT BOARDS

The photomask used in the lithography process is made by a laser beam that directly "writes" a circuit pattern of a semiconductor chip onto a piece of chrome-coated quartz glass. The mask, which is conceptually similar to a negative in photography, is used in lithography systems to make numerous copies of the pattern image on semiconductor wafers. The direct write process is also used to write circuit patterns directly on printed circuit boards. Our INNOVA SABRE and INNOVA SABREFRED ion lasers are used in laser systems for these applications.

SEMICONDUCTOR INSPECTION, MEASUREMENT, TEST AND REPAIR

As semiconductor device geometries decrease in size, devices become increasingly susceptible to smaller defects during each phase of their manufacturing process. One of the semiconductor industry's responses to the increasing vulnerability of semiconductor devices to smaller defects has been to employ defect detection and inspection that is closely linked to the manufacturing process. Automated inspection systems are used on-line to detect and locate defects as small as 0.1 microns, which may not be observable by conventional optical microscopes. These detection systems use advanced image processing and innovative laser scanning technologies to achieve high sensitivity and speed.

Detecting the presence of defects is only the first step in preventing their recurrence. After detection, the defects must be examined in order to identify their size and shape and the process step in which the defect occurred. This examination is called defect classification. Identification of the sources of defects in the lengthy and complex semiconductor manufacturing process has become essential for maintaining high yield production. Semiconductor manufacturing has become a round-the-clock operation and it is important for inspection, measurement and testing products to be reliable and have long lifetimes.

Our COMPASS 315M and VERDI diode-pumped solid-state, or DPSS, lasers are used to detect defects in photomasks, semiconductor chips and printed circuit boards. The INNOVA ILINE argon ion laser is used to inspect the photomasks and patterned wafers. Our COMPASS 501Q laser is used to repair defects that may occur in the photomask or semiconductor device.

The fabrication process typically creates numerous patterned layers on each wafer. Laser-based systems have been developed to measure the characteristics of metal or opaque layers in order to determine the functionality and conformance of these devices. Our VITESSE laser generates an ultrafast laser light pulse that produces a localized temperature rise in the materials, which generates a sound wave, a portion of which is reflected back to the surface. By measuring the returning echos, the laser system can detect layer thickness, adhesion and composition.

ADVANCED PACKAGING AND INTERCONNECTS

Lasers are now being used in hole drilling of printed circuit boards and other advanced component materials like flexible circuits, polyester and polymide. Historically, holes in printed circuit boards have

--------------------------------------------------------------------------------

BUSINESS
--------------------------------------------------------------------------------

been made using mechanical drilling techniques. However, mechanical drills cannot produce holes less than 50 microns, forcing manufacturers to use laser-based solutions. Solid-state lasers are increasingly being utilized for this application.

We have developed the AVIA DPSS laser and DIAMOND carbon dioxide, or CO(2), family of lasers for this application. The ability of our pulsed lasers to operate at very high repetition rates translates into faster drilling speeds and increased throughput in materials processing applications. Lasers also produce smaller, cleaner holes than conventional cutting tools, and laser beams do not wear down from use as do conventional drills.

Lasers are also increasingly being used in scribing, machining and drilling microelectronic components and in microelectronics manufacturing to adjust electronic components. Our COMPASS 501Q, AVIA and DIAMOND lasers are used for these applications.

FLAT PANEL DISPLAY

The high volume consumer market is driving the production of flat panel displays in applications such as camera viewfinders, car navigation systems, laptops and television monitors. The most common type of flat panel display is the active-matrix crystal display, which uses a matrix of thin film transistor, or TFT, switches to control each pixel of the screen.

The crystallization of amorphous silicon to polycrystalline silicon induced by excimer lasers, commonly referred to as excimer laser annealing, or ELA, is a pivotal technology for the next generation of TFT devices. In the ELA process, the excimer laser light is absorbed into the amorphous silicon without heating the underlying substrate. As a result, it is possible to use inexpensive glass substrates, instead of quartz, which makes the ELA process more economical than previous techniques. Because the ELA technique leaves the substrate virtually unaffected, there are many potential applications for the ELA process, including the use of plastic as a substrate material, which would enable electronics to be integrated directly into plastic housings.

The LAMBDA STEEL, developed and marketed by Lambda Physik, is a high-powered 200 watt excimer laser designed for industrial TFT annealing.

OPTICAL TELECOMMUNICATIONS

The widespread availability of the Internet has dramatically increased demand for high speed and reliable access to large amounts of data, translating into an increased demand for bandwidth. Innovative technological developments in optical transmission technology have made it possible to transmit greater amounts of data over telecommunications networks. In optical transmission, voice, video or data input is converted into an optical bit stream and transmitted over a fiber. The generation of the optical signal is done through the use of lasers, which produce light waves in a very narrow optical wavelength range. The two main obstacles in transmitting optical signals through fiber are attenuation, or loss, and dispersion, or spreading, of the signal.

Dense wave division multiplexing, or DWDM, dramatically increases the amount of information that can be transmitted over an optical network by allowing several different light signals, each at a different wavelength, to be transmitted simultaneously on a single fiber. To overcome the signal attenuation, a DWDM system requires an erbium doped fiber amplifier, or EDFA, every 60 to 100 kilometers to boost the light energy on the fiber without having to convert the light energy to an electronic signal. EDFAs utilize 980nm and 1480nm pump lasers for signal amplification, enabling optical signals to be transported over long distances without loss of information.

The move to high channel count systems has generated greater demand for many critical optical components, including source lasers, modulators, pump lasers, amplifiers, filters and fiber bragg gratings, all of which are needed in increasing supply to enable transmission of multiple wavelengths down a single fiber.

--------------------------------------------------------------------------------
42

BUSINESS
--------------------------------------------------------------------------------

THE DWDM NETWORK

[Description of Diagram: The following diagram is a schematic of the path of an optical signal, from source lasers to receivers, passing through multiple components, moving from left to right, labeled as "Wave Lockers," "Modulators," "Wave Division Multiplexer," "Optical Amplifier/EDFAs" and "De-Multiplexer." Beneath each component appear captions identifying subcomponents. Beneath the component labeled "Wave Lockers" appears the caption "Etalon" in a box. Beneath the component labeled "Wave Division Multiplexer" appear the captions "Thin Film Filters" in a box, "Fiber Bragg Gratings" in a box, "Circulators," "Wave Guides" and "Diffractions Gratings." Beneath the component labeled "Optical Amplifiers/EDFAs" appear the captions "Isolators," "Couplers," "Pump Lasers" in a box and "Modules." Beneath the component labeled "De-Multiplexer" appear the captions "Optical Switches," "Attenuators," "Fiber Bragg Gratings" in a box, "Circulators," "Thin Film Filters" in a box and "Couplers." The boxed subcomponents indicate applications for which we currently provide, or are developing, products. Beneath the component labeled "Source Lasers" are the relevant wavelengths of light, including 1550nm and 1310nm.]

*  We currently provide products for these applications.

+  We are currently developing products for these applications.

The optical network can be divided into several broad categories: optical fiber; optical components, which include active and passive devices, hybrid or modular devices and subsystems; and optical transport systems, which include traditional SONET/SDH and DWDM networks.

Optical components are the pieces that enable the transmission of high speed data across fiber optic systems. They are used to create, isolate, split and channel the light that carries the information across the network. The increasing deployment of DWDM solutions is one factor driving much of the growth in demand for optical components. The broad optical components market which includes active and passive components, modules and subsystems, is one of the fastest growing portions of the telecommunications market. The market research firm Ryan, Hankin and Kent estimates that the overall size of the worldwide telecommunications optical components market will grow from $6.6 billion in 1999 to $23.0 billion in 2003.

Active components used in optical telecommunications networks generate, amplify and detect light. Some examples of active components include: transmitters, which use a source laser with a wavelength of 1550nm and 1310nm and a modulator; pump lasers for EDFAs; and receivers. Transmitters generate the encoded light, pump lasers are used to boost or amplify light and receivers convert the optical signal to an electronic signal for further processing.

Currently, EDFAs use up to four pump lasers. We are developing a new type of laser, an Optically Pumped Semiconductor, or OPS, laser that generates sufficient power to eliminate the need for the

--------------------------------------------------------------------------------

BUSINESS
--------------------------------------------------------------------------------

multiple pump lasers that are currently required for each EDFA. Our new 980nm OPS laser technology provides the highest power 980 nm laser output from a single-mode device. We expect that a single Coherent OPS laser will be able to replace up to three traditional lasers substantially reducing costly packaging and eliminating expensive multiplexing. The OPS laser has been sent to several optical network companies for evaluation. However, before it can be commercially deployed, we must develop packaging for the product and test the product to meet stringent Telcordia requirements.

Passive optical components route, process and guide beams of light in a DWDM environment without the use of active electronics. Examples of passive components include: filters used to allow wavelength selection; attenuators used to control signal amplitude; couplers used to split or combine light; optical isolators used to eliminate back reflections; and optical switches used to direct light to fiber.

Fiber bragg gratings and etalons are used to provide dispersion compensation for individual wavelengths in the DWDM network. The necessary combination of beam characteristics and power for fiber bragg grating production can only be delivered by a frequency-doubled argon ion laser or an excimer laser. We serve the fiber bragg grating market with a number of lasers, including our INNOVA SABREFRED ion laser and the L1-FBG excimer laser produced by Lambda Physik. In April 2000, we announced the doubling of production capacity for our INNOVA SABRE and SABREFRED in response to rising demand from both DWDM and semiconductor customers.

COMETS, our new etalon for telecommunications applications, enhances the frequency stability of laser transmitters when integrated into DWDM network components, resulting in tighter frequency packing and increased network density. COMETS is also used to compensate for dispersion inherent in optical networks. This technology can be adapted to other DWDM applications including signal muiltiplexing and de-multiplexing.

Sales of our products for optical telecommunications applications accounted for 0.7% of our total net sales in fiscal 1999 and 1.1% of our total net sales in the first half of fiscal 2000. We intend to aggressively pursue this rapidly growing market.

MEDICAL

The medical industry has increasingly used lasers for a variety of therapeutic and diagnostic medical applications. We pioneered the development of lasers used in medical applications 30 years ago and remain a leader and innovator in the aesthetic, ophthalmic and surgical markets. Our medical laser technology has provided benefits to the ophthalmic market, paving the way for a host of dramatic surgical alternatives to treat many sight-threatening diseases, from diabetic retinopathy in the early 1970s to AMD today. In addition to developing the first laser system for skin resurfacing in the early 1990s, we have more recently developed lasers used in the aesthetic market for hair removal, tattoo removal and the treatment of vascular and pigmented lesions. Additionally, our lasers are used in surgical applications, including urology, orthopedics and gynecology.

Sales of our products for medical applications accounted for approximately 34.7% of our total net sales in fiscal 1999 and approximately 36.9% of our total net sales in the first half of fiscal 2000.

OPHTHALMIC APPLICATIONS

Lasers are used to treat a growing number of eye diseases and afflictions, including glaucoma, cataracts, myopia, hyperopia, AMD, diabetic retinopathy and other retinal diseases. Our laser systems are used in photodisruption for the treatment of secondary cataracts, photocoagulation for the treatment of retinal diseases and photodynamic therapy, or PDT, for the treatment of AMD. AMD is a

--------------------------------------------------------------------------------
44

BUSINESS
--------------------------------------------------------------------------------

leading cause of blindness in the elderly, with approximately 150,000 new cases of the wet "classical" form arising each year in the United States.

Our OPAL PHOTOACTIVATOR, when used in conjunction with the drug Visudyne, marketed and sold by CIBA Vision Corporation, offers a non-invasive and painless two-step procedure for the treatment of the wet "classical" form of AMD. This treatment procedure, approved in April 2000, represents the first FDA-approved drug therapy for the treatment of AMD. Previously, there was no treatment for the wet "classical" form of AMD.

We also developed the first argon photocoagulator system that achieved widespread acceptance by the medical community for treatment of retinal diseases and glaucoma. The ULTIMA 2000 and the NOVUS OMNI represent two of our products sold for these applications.

AESTHETIC APPLICATIONS

We are a leading supplier of lasers to the aesthetic market. The target customers for our aesthetic medical laser products currently include plastic surgeons, dermatologists, gynecologists and ophthalmologists. We produce a complete line of innovative laser products for aesthetic procedures, including hair removal, skin rejuvenation, removal of benign vascular lesions, or unsightly veins of the legs and face, removal of benign pigmented lesions, including brown spots, age spots, sunspots and tattoos, and cosmetic eye surgery. Of these applications, the laser hair removal market is currently the largest segment of the aesthetic medical laser market.

In response to the needs of our customers, we have developed the LIGHTSHEER family of hair removal products that we market to a range of medical practitioners from infrequent users to higher volume practitioners at a variety of prices. These laser systems are well-suited for permanent hair reduction and, when combined with the CHILLTIP contact skin cooling system and variable pulse duration, allow for treatment of a wide range of patients with different skin colors. The LIGHTSHEER was the first semiconductor laser system that received clearance from the FDA to claim permanence in hair reduction.

SURGICAL APPLICATIONS

The use of surgical laser systems has provided alternative treatments to conventional surgery in a number of medical fields, including urology, gynecology and orthopedics. Lasers offer a less invasive procedure with similar surgical results. The use of surgical lasers has resulted in reduced surgical trauma, shorter hospitalization and a quicker recovery, thus improving the quality of patient care and frequently decreasing overall healthcare costs compared to conventional procedures.

Our VERSAPULSE family of holmium lasers is primarily used for urological and orthoscopic procedures. In urology, the main applications for the VERSAPULSE include resection of the prostate and lithotripsy. Our ULTRAPULSE lasers are primarily used for gynecological procedures.

PRINTING AND REPROGRAPHICS

The printing industry has traditionally depended upon silver-halide films and chemicals to engrave printing plates. This chemical engraving process is accomplished in several time consuming steps. Working with professionals in the printing industry, we design semiconductor and diode-pumped lasers that are used in complex computer-to-plate printing systems that simplify the engraving process.

Our COMPASS 315M DPSS and semiconductor lasers are widely used for computer-to-plate printing, an environmentally-friendly process that saves production time by writing directly to plates.

--------------------------------------------------------------------------------

BUSINESS
--------------------------------------------------------------------------------

Our INNOVA ion lasers are used to write data on master disks that are used to mass produce compact disks and digital video disks for consumer use.

Sales of our products for printing and reprographics applications accounted for approximately 6.2% of our total net sales in fiscal 1999 and approximately 6.5% of our total net sales in the first half of fiscal 2000.

MATERIALS PROCESSING

Today lasers are used in a wide variety of conventional manufacturing applications, including cutting, marking and welding materials. Our FAP semiconductor lasers and DIAMOND CO(2) lasers are well-suited for cutting, marking, welding and other applications where accuracy, speed and processing costs are important. They create clean holes and sharp edges, and their beam-pointing stability assures accurate measurements.

Sales of our products for materials processing applications accounted for approximately 8.0% of our total net sales in fiscal 1999 and approximately 5.7% of our total net sales in the first half of fiscal 2000.

SCIENTIFIC AND INSTRUMENTATION

The scientific market historically has provided an ideal test market for leading-edge laser technology, including water-cooled gas lasers, high energy flash lamp-pumped Yttrium Aluminum Garnet, or YAG, lasers and ultrafast systems with an installed base of tens of thousands of lasers. Current applications for lasers in the research and development market include pump lasers for ultrafast systems, confocal microscopy systems and seed lasers in amplifier systems.

Our MIRA Titanium Sapphire laser and REGA regenerative amplifier is an example of an ultrafast laser system used for these applications.

Our INNOVA ion lasers are also sold to instrument manufacturers, the largest component of which is bio-instrumentation, for applications such as cell sorting, DNA and protein sequencing as well as drug and clinical screening.

Sales of our products for scientific applications accounted for approximately 17.9% of our total net sales in fiscal 1999 and approximately 14.3% of our total net sales in the first half of fiscal 2000.

--------------------------------------------------------------------------------
46

Business
--------------------------------------------------------------------------------

PRODUCTS

We design, manufacture and market lasers, laser-based systems, precision optics and related accessories for a diverse group of customers. The following table shows selected products together with their applications, the markets they serve and the technologies upon which they are based.

----------------------------------------------------------------------------------------------------------
     MARKET SEGMENT               APPLICATION                 PRODUCTS                  TECHNOLOGY
----------------------------------------------------------------------------------------------------------
Semiconductor and related  DUV lithography            NovaLine series            Excimer
manufacturing
                           -------------------------------------------------------------------------------
                           Mask writing               SabreFreD                  Frequency doubled ion
                           -------------------------------------------------------------------------------
                           Semiconductor inspection   Vitesse                    Ultrafast
                                                      Compass series             DPSS
                                                      Enterprise                 Ion
                           -------------------------------------------------------------------------------
                           Marking                    Avia                       DPSS
                           -------------------------------------------------------------------------------
                           Flat panel display         Lambda STEEL series        Excimer
                           (TFT annealing)
                           -------------------------------------------------------------------------------
                           Advanced packaging and     Avia                       DPSS
                           interconnects              Diamond                    CO(2)
                                                      FAP family                 Semiconductor
----------------------------------------------------------------------------------------------------------
Optical                    Fiber bragg gratings       SabreFreD                  Frequency doubled ion
telecommunications                                    L1 FBG                     Excimer
                           -------------------------------------------------------------------------------
                           DWDM etalons               ComEts                     Optical fabrication and
                                                                                 coating
                           -------------------------------------------------------------------------------
                           Pump sources               OPS                        Semiconductor
----------------------------------------------------------------------------------------------------------
Medical:

  Ophthalmic               Treatment of wet           Opal Photoactivator        Semiconductor
                           "classical" AMD
                           -------------------------------------------------------------------------------
                           Treatment of retinal       Ultima 2000                Ion
                           diseases and glaucoma      Novus 2000                 Ion
                                                      Novus Verdi(1)             DPSS
                                                      Novus Omni                 Ion
                           -------------------------------------------------------------------------------
                           Treatment of secondary     Aura(1)                    Solid-state (lamp-pumped)
                           cataracts
----------------------------------------------------------------------------------------------------------
  Aesthetic                Hair removal               LightSheer family          Semiconductor
                           -------------------------------------------------------------------------------
                           Skin rejuvenation          UltraPulse series          CO(2)
                                                      UltraFine                  Solid-state (lamp-pumped)
                           -------------------------------------------------------------------------------
                           Removal of tattoos,        VersaPulse family          Solid-state (lamp-pumped)
                           pigmented lesions and      -VPC
                           vascular lesions (veins    -VPW
                           in legs and face)
----------------------------------------------------------------------------------------------------------
  Surgical                 Urology (BPH and           VersaPulse family          Solid-state (lamp-pumped)
                           lithotripsy)               -VersaPulse Select
                           Orthopedics                -VersaPulse Select Dual
                                                       Wave Length
                           -------------------------------------------------------------------------------
                           Gynecology                 UltraPulse                 CO(2)
----------------------------------------------------------------------------------------------------------
(1) Manufactured by a third party and distributed by us.

--------------------------------------------------------------------------------

BUSINESS
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
     MARKET SEGMENT               APPLICATION                 PRODUCTS                  TECHNOLOGY
----------------------------------------------------------------------------------------------------------
Printing and               Computer-to-plate          DCP                        Semiconductor
reprographics              printing                   Diode bars                 Semiconductor
                                                      Compass series             DPSS
                           -------------------------------------------------------------------------------
                           Writing data to master     Innova family              Ion
                           disks
                           -------------------------------------------------------------------------------
                           Entertainment              Innova family              Ion
----------------------------------------------------------------------------------------------------------
Materials processing       Marking, welding, cutting  FAP family                 Semiconductor
                           and drilling               Diamond                    CO(2)
                                                      Gator 2000                 DPSS
----------------------------------------------------------------------------------------------------------
Scientific and             Pump source for            FAP family                 Semiconductor
instrumentation            solid-state lasers         Diode bars                 Semiconductor
                           -------------------------------------------------------------------------------
                           Confocal microscopy        Mira                       Ultrafast
                                                      Vitesse                    Ultrafast
                           -------------------------------------------------------------------------------
                           Cell sorting               Innova family              Ion
                           -------------------------------------------------------------------------------
                           DNA and protein            Innova family              Ion
                           sequencing
                           -------------------------------------------------------------------------------
                           Laser diagnostics and      Modemaster                 Electronics
                           measurement                Fieldmaster                Electronics
                                                      Labmaster                  Electronics
                           -------------------------------------------------------------------------------
                           Thermal imaging            Infrared optics            Optical fabrication and
                                                                                 coating
                           -------------------------------------------------------------------------------
                           Laser components           Optics for lasers          Optical fabrication and
                                                                                 coating
----------------------------------------------------------------------------------------------------------

We design, manufacture and market a wide variety of lasers, laser-based systems and optical components and instruments, some of which are described below.

LASER PRODUCTS
SEMICONDUCTOR LASERS

Semiconductor lasers use the same principles as more conventional types of lasers but miniaturize the entire assembly into a monolithic structure using semiconductor wafer fabrication processes. The advantages of this type of laser include smaller size, longer life, enhanced reliability and greater efficiency. We manufacture a wide range of semiconductor laser products with wavelengths ranging from 650nm to 1000nm and output powers ranging from 60 watts for individual bars, to several hundred watts for stacked bars. These products are available in various forms of complexity, including the following: bare diodes on heat sinks; fiber-coupled single emitters and bars; stacked bars; and fully integrated modules and microprocessor-controlled units that contain power supplies and active coolers. Our infrared semiconductor lasers, which are manufactured from proprietary materials grown in our facility in Tutcore, Finland, differ from other lasers in that they contain no aluminum in the active region. This provides our lasers with longer lifetimes and the ability to operate at broader temperature ranges.

Our recently announced OPS laser is a semiconductor chip that is pumped by a semiconductor laser. A wide range of wavelengths can be achieved by varying the materials used in this device and doubling the frequency of the laser beam. The OPS is a compact, rugged, high power, single-mode laser that has promise in the optical telecommunications industry as a pump laser for EDFA amplifiers. A single OPS

--------------------------------------------------------------------------------
48

BUSINESS
--------------------------------------------------------------------------------

laser can potentially replace up to three traditional lasers, substantially reducing costly packaging and eliminating expensive multiplexing.

Another primary application for our semiconductor lasers is for use in computer-to-plate printing machines. These machines contain a series of semiconductor lasers that are used to direct the printing of computer images directly to paper, without the need for film or developing chemicals.

Our semiconductor lasers are also used in machine-processing applications, such as soldering connections on printed circuit boards and welding flat panel displays, and in medical applications for the treatment of the wet "classical" form of AMD and hair removal. They are also used as the pump laser in DPSS laser systems that are manufactured by us and several of our competitors.

DIODE-PUMPED SOLID-STATE LASERS

DPSS lasers use semiconductor lasers to pump a crystal to produce a laser beam. By changing the energy, optical components and the types of crystals used in the laser, different wavelengths and types of laser light can be produced.

The efficiency, reliability, longevity and relatively low cost of DPSS lasers make them ideally suited for a wide range of OEM and end-user applications, particularly those requiring 24-hour operations. Our DPSS systems are compact, self-contained, sealed units. Unlike conventional tools and other lasers, our DPSS lasers require minimal maintenance since they do not have internal controls or components that require adjusting and cleaning to maintain consistency. They are also less affected by environmental changes in temperature and humidity, which can alter alignment and inhibit performance in many systems.

We manufacture a variety of types of DPSS lasers for different applications, including semiconductor inspection, repair, test and measurement, printing and reprographics, micro-machining, rapid prototyping, holography, DNA sequencing, flow cytometry, interferometry, laser pumping, light scattering, non-destructive testing, particle counting and spectroscopy. The following are a few of our DPSS laser products:

VERDI

VERDI is a frequency-doubled laser providing single-frequency output at 532nm with power levels up to 10 watts. Using a proprietary manufacturing process, the optical components inside the laser head are fixed permanently in place, eliminating the need to clean or align the laser that is inherent in other designs. This system is ideally suited for demanding laboratory and commercial OEM applications.

AVIA

The AVIA is a high power, all-solid-state, diode-pumped, frequency-tripled, Q-switched ultraviolet laser operating at 355nm. The proprietary cavity design and high-efficiency harmonic conversion provide high peak-power pulses and high repetition rates, making the AVIA particularly well suited for a number of micro-machining applications such as via hole drilling.

COMPASS SERIES

The COMPASS series of lasers feature exceptionally low noise and long term stability, high reliability and unit-to-unit consistency. All systems are hermetically sealed, air-cooled and provide maintenance free operation in an extremely small package.

The COMPASS 315M is a frequency-doubled laser providing up to 150 mw of single-frequency output at 532nm. The COMPASS 315M is an ideal replacement for air-cooled gas lasers in some applications.

--------------------------------------------------------------------------------

BUSINESS
--------------------------------------------------------------------------------

The COMPASS 501Q family of frequency-doubled, Q-switched laser systems are designed for micro-machining applications. The high beam quality and superb pulse-to-pulse stability make these lasers an ideal replacement of lamp-pumped lasers with much higher power levels. Their high brightness and good stability also allow the processing of materials with greater precision.

The COMPASS ZT family of lasers are designed primarily for zone texturing of hard-disk media. These Q-switched, air-cooled lasers operate at 1064nm, deliver repetition rates up to 100 kHz and exceed the energy and pulse-to-pulse stability requirements necessary for this demanding application.

VITESSE

Our VITESSE 400 is a compact system capable of generating ultrafast laser pulses of 100 femtoseconds. Its ability to generate these extremely short pulses of light makes it an ideal laser for incorporation into systems that measure the characterization of different layers of materials deposited on a semiconductor device. One femtosecond is one millionth of a billionth of a second.

GATOR

The GATOR 2000 is Lambda Physik's newest generation of DPSS lasers. The Gator 2000 is an industrial grade laser able to withstand harsh production environments and is particularly well-suited for drilling small diameter holes for micro-machining features and components in hard materials like steel, Titanium, ceramics or diamond.

GAS LASERS

Gas lasers use gas as the lasing medium. As electrical current is applied to the gas-filled laser tube, the gas is excited and photons are emitted. Different gasses produce photons of different wavelengths. For example, carbon dioxide lasers produce infrared light at 10.6 microns and ion lasers produce green light at .532 microns. Lambda Physik manufactures a wide variety of OEM excimer lasers at different power levels and repetition rates.

NOVALINE FAMILY

Our NOVALINE K2010 lithography system is a 248nm excimer laser that operates at a 2 kHz repetition rate with an output power of 20 watts. Lambda Physik is also shipping our next generations of lithography products, the NOVALINE A4020 and NOVALINE F2020 products. The NOVALINE A4020 is a 193nm laser that operates at a 4 kHz repetition rate with an output power of 40 watts. The NOVALINE F2020 is a 157nm laser that operates at 2 kHz repetition rate with an output power of 20 watts.

LAMBDA STEEL

The LAMBDA STEEL laser is an industrial laser that is incorporated into systems for TFT annealing for the manufacturing of flat panel displays, such as screens on computers and hand-held computer devices. The LAMBDA STEEL laser is also used to drill ink jet nozzles in printers. This product is highly reliable for large volume industrial production with minimal maintenance downtime and low operating costs.

L1-FBG

The L1-FBG is used for the production of fiber bragg gratings. The high peak power and high repetition rates of this laser reduce the writing time, compared with other laser technologies.

OTHER EXCIMER LASERS

The LPX laser is used in a number of industrial applications such as marking surface mounts and medical devices, stripping thin wires in disk drives, cleaning bare semiconductor wafers and writing

--------------------------------------------------------------------------------
50

BUSINESS
--------------------------------------------------------------------------------

fiber braggs on optical telecommunications products. The OPTEX and COMPEX lasers are incorporated into medical refractive surgery systems.

INNOVA SERIES

The ability to generate continuous-wave powers of up to 25 watts at a variety of visible wavelengths, and up to seven watts in the ultraviolet, has made INNOVA lasers useful in a number of different applications, including semiconductor manufacturing, fiber bragg grating production, confocal microscopy and cytofluorescence. We have 62 models of these lasers at various powers and wavelengths, including the INNOVA SABRE and the INNOVA SABREFRED lasers.

The INNOVA SABRE combines an extremely stable basic design with performance-enhancing active components for wavelength tuning and beam quality, for high quality ion laser performance and ease of use.

Our INNOVA SABREFRED ion laser systems use frequency doubling to produce continuous-wave laser light in the 229nm to 264.3nm wavelength range. This portion of the electromagnetic spectrum provides significant utility in a number of emerging applications such as optical fiber grating writing, mask writing, UV resonance Raman spectroscopy and inspection of semiconductor manufacturing optics.

DIAMOND CO(2) LASER

Our DIAMOND family of CO(2) lasers utilize a completely new, proprietary design and radio frequency technology to generate pulsed light from sealed laser tubes. These high-energy pulses, together with excellent beam quality, make the DIAMOND laser ideal for various materials processing applications. These lasers can operate in harsh industrial environments for 20,000 hours on average, with minimal maintenance.

LASER-BASED SYSTEMS

We design, manufacture and market a wide range of laser-based systems for the aesthetic, ophthalmic and surgical medical markets, some of which are described below.

OPHTHALMIC

OPAL PHOTOACTIVATOR

Our OPAL PHOTOACTIVATOR is a semiconductor laser-based medical system used in conjunction with the drug Visudyne-TM- for the treatment of the wet "classical" form of AMD. First, the Visudyne drug is injected intravenously into the patient's arm. The drug is then activated by the OPAL laser's light released directly into the patient's eye in a procedure lasting only 83 seconds.

NOVUS OMNI

The NOVUS OMNI achieves a high level of reliability and flexibility for ophthalmic multi-wavelength applications. For example, the NOVUS OMNI allows a surgeon to switch from a red to a yellow or green light so that the beam will not be absorbed by a patient's blood during surgery.

AESTHETIC

LIGHTSHEER

The LIGHTSHEER products are compact, lightweight, semiconductor laser-based systems that are easily transported and are the only high-energy, short pulse semiconductor laser-based systems available for hair removal. The treatment light is generated by high power semiconductor laser arrays using proprietary packaging and cooling technology.

--------------------------------------------------------------------------------

BUSINESS
--------------------------------------------------------------------------------

ULTRAPULSE 5000C

The ULTRAPULSE 5000C, coupled with our computer pattern generator delivery device, is a leading laser for the treatment of wrinkles. Called laser skin resurfacing, this procedure uses the unique high-energy pulsed output of the ULTRAPULSE laser to produce precise, controlled and repeatable vaporization of a thin outer layer of skin. The laser is also widely used for aesthetic incisional procedures including cosmetic eyelid surgery.

VERSAPULSE C

The multiwavelength VERSAPULSE C, or VPC, aesthetic laser system can be used for a wide variety of skin procedures such as the removal of tattoos, the treatment of pigmented lesions, including birthmarks and port wine stains, and the removal of unsightly veins of the legs and face. Our laser technology allows treatment of lesions containing larger vessels that often do not respond to conventional lasers. Prior to the introduction of the VPC, physicians needed to use up to four separate laser systems to achieve the capabilities offered by a single VPC aesthetic laser system.

SURGICAL

VERSAPULSE SELECT LASERS

Our VERSAPULSE family of lasers are primarily used for urological and orthoscopic procedures, and, when coupled with fiber optic delivery devices, has proven to be particularly well-suited for minimally invasive procedures like lithotripsy. In 1988, we introduced the first solid-state holmium laser, the VERSAPULSE. With its wide variety of fiber optic delivery devices, which are much smaller than conventional instrumentation, the VERSAPULSE quickly established itself as a first choice for minimally invasive surgery. Since that time, product enhancements and improvements have allowed us to maintain our leadership position.

OPTICS AND INSTRUMENTS

We are a leading supplier of high performance optics and thin film coating technologies for internal use and for sale to other laser manufacturers. Laser optics are some of the most demanding optics to manufacture because they cannot tolerate defects in the area where the laser light interacts with the optic. High power lasers and laser systems depend on high quality optical components in order to perform to their maximum potential.

Optics and thin film coatings are used as passive components in optical telecommunications systems that are used to transmit, reflect and shape light and currently are in very high demand in the development of DWDM networks. We recently introduced COMETS, our new etalon for optical telecommunications applications, which enhances the frequency stability of laser transmitters when integrated into DWDM network components, resulting in tighter frequency packing and increased network density. In addition, we expect to begin shipping thin film filters for DWDM applications later this calendar year.

We also manufacture a line of power meters and laser beam analyzing systems.

--------------------------------------------------------------------------------
52

BUSINESS
--------------------------------------------------------------------------------

TECHNOLOGY

Formed in 1966 as one of the first commercial laser companies, we have a long history of introducing innovative technologies and laser products. We have developed extensive expertise over a broad range of photonics-based technology, including the following key areas:

DPSS LASERS

We are a leading manufacturer of diode-pumped solid-state lasers. We utilize proprietary manufacturing methods and equipment to manufacture these compact, sealed, low cost, high efficiency, rugged lasers. For example, the laser components of our COMPASS 315M products are soldered onto a ceramic board using semi-automatic production equipment. As a result, the laser components never require alignment.

NON-LINEAR CRYSTALS

Our expertise in converting laser beam frequencies allows our lasers to be used for multiple applications. For example, we use a non-linear crystal in the laser cavity of the INNOVA SABREFRED to double the wavelength to produce ultraviolet light suitable for inspecting semiconductor wafers. We have also developed proprietary techniques used to polish and coat these non-linear materials.

CARBON DIOXIDE LASERS

Our DIAMOND family of compact, high power, sealed CO(2) laser systems use a radio frequency-based power supply. This power supply can be turned on and off quickly to pulse the CO(2) energy for extremely high peak power, which permits DIAMOND lasers to be much smaller and easier to maintain than conventional high power CO(2) laser systems. Additionally, our laser tubes are made of metal ceramic materials for long lifetimes.

ION MANUFACTURING

The manufacturing equipment for our ion lasers is custom designed and built to our specifications. The manufacturing process itself is proprietary and produces our highly successful line of INNOVA ion lasers. Using our proprietary ceramic metal technology, these lasers have long lifetimes and are very reliable.

OPTICS

We manufacture state-of-the-art, high performance optical products using proprietary coating and polishing technologies that are used across the entire spectrum of light, ranging from the far infrared to the deep ultraviolet. We incorporate these products into our own lasers and laser systems and also sell them to other laser manufacturers and system integrators. We are particularly skilled in the design and manufacturing of extremly low-loss optics, high damage threshold and complex multifunctional coatings.

ALUMINUM-FREE SEMICONDUCTOR MATERIALS

We grow proprietary aluminum-free materials that form a key component of our infrared semiconductor lasers. These materials are grown by molecular beam epitaxy, a highly technical process involving advanced manufacturing equipment. Unlike conventional materials, our aluminum-free materials in the active zone provide for long lifetimes and an extended temperature range of operations.

--------------------------------------------------------------------------------

BUSINESS
--------------------------------------------------------------------------------

OPS LASERS

We are developing an optically pumped semiconductor laser, a compact, rugged, high power, single mode laser based on our proprietary technology that has considerable promise in the optical telecommunication industry as a high power pump laser for EDFA amplifiers. Before the product can be sold to the optical telecommunications industry, we must develop packaging for the product and the product must meet stringent Telcordia requirements. A frequency-doubled OPS also has the potential to replace low power, air-cooled argon lasers in a number of other applications.

DUV EXCIMER LASERS

Lambda Physik developed the first commercial excimer laser in 1977 and since then has sold more than 6,000 of these lasers. Because of their ability to deliver high energy pulses at short ultraviolet wavelengths, excimer lasers are the light source of choice for the current and next two generations of stepper equipment needed in the semiconductor industry to manufacture complex semiconductor devices. We believe that Lambda Physik's experience with this technology makes it well-positioned to develop, manufacture and sell these lasers for these demanding applications.

SEMICONDUCTOR LASERS AND ARRAYS

In our class 1000 clean room facility, equipped with state-of-the-art semiconductor processing and testing equipment, we manufacture a wide range of semiconductor laser devices, including high power semiconductor arrays. We have developed proprietary methods to stack a number of semiconductor bars together and dissipate the heat that is generated in these high power devices. Our LIGHTSHEER series of hair removal products is based upon this technology. In addition, this technology addresses the current needs of the printing, automotive and the aerospace industries.

SHORT-PULSE TECHNOLOGY

We have extensive experience in manufacturing complex laser systems with extremely short pulses. By shaping the pulsed laser light with proprietary techniques, we can generate pulses of light as short as 30 femtoseconds. These ultrafast laser systems are used in many scientific applications, such as spectroscopy and confocal microscopy, as well as commercial applications. Our VITESSE laser, for example, uses this technology for semiconductor measurement applications.

SALES AND MARKETING

We market our products domestically through a direct sales force. Our foreign sales are made principally to customers in Europe, Japan and other Asia-Pacific countries. We sell internationally through direct sales personnel located in Japan, the United Kingdom, Germany, Italy, Austria, France, Belgium, the Netherlands, Sweden, Finland, the People's Republic of China and Hong Kong, as well as through independent representatives in other parts of the world. Foreign sales accounted for 58% of our total net sales in fiscal 1999 and 59% of our total net sales during the first six months of fiscal 2000. Sales made to independent representatives and distributors are generally priced in US dollars. Foreign sales that we make directly are generally priced in local currencies and are therefore subject to currency exchange fluctuations. Foreign sales are also subject to other normal risks of foreign operations, such as protective tariffs, export and import controls and political instability. Our products are broadly distributed, and no one customer accounted for more than 3% of total net sales during fiscal 1999 or the first half of fiscal 2000.

We maintain a customer support and field service staff in major markets in the United States, Europe, Japan and other Asia-Pacific countries. This organization works closely with customers, customer

--------------------------------------------------------------------------------
54

BUSINESS
--------------------------------------------------------------------------------

groups and independent representatives in servicing equipment, training customers to use our products and exploring additional applications of our technologies. We have also implemented a 24-hour-a-day service station, where customers can call a number at any time and receive service on their particular products.

We typically provide one year parts and service warranties on our lasers, laser systems, optical and laser components, precision optics, and related accessories and services. Warranties on some of our products and services may be longer than one year. To date, warranty reserves, as reflected on our balance sheet, have been sufficient to cover product warranty repair and replacement costs.

RESEARCH AND DEVELOPMENT

We are committed to the development of new products as well as the improvement and refinement of existing products. We are primarily focusing our research and development efforts on the development of excimer lasers for DUV lithography, component products for the optical telecommunications and semiconductor-related markets and new medical products. Expenditures for the first half of fiscal 2000 were $26.8 million, or 10% of net sales, compared to $21.7 million, also 10% of net sales, for the same period in fiscal 1999. We maintain separate research and development staffs for each of our three reportable business segments. We work closely with customers, both individually and through our sponsored seminars, to develop products to meet customer application and performance needs. In addition, we are working with leading research and educational institutions to develop new photonics-based solutions.

MANUFACTURING

STRATEGIES

One of our core strategies is to tightly control our supply of key parts, components and assemblies. We believe this is essential to maintain high quality and enable rapid development and deployment of new products and technologies.

Committed to quality and customer satisfaction, we design and produce many of our own components and sub-assemblies to retain quality control. We provide customers with 24-hour technical expertise and quality that is ISO 9000 certified at our principal manufacturing sites.

We have designed and implemented proprietary manufacturing tools, equipment and techniques in an effort to provide products that are differentiable from our competitors' products. These proprietary manufacturing techniques are utilized in a number of our product lines, including both ion and CO(2) laser production, optics fabrication, coating and assembly operations, as well as the wafer growth for our semiconductor laser product family.

Raw materials or sub-components required in the manufacturing process are generally available from several sources. However, we currently purchase several key components and materials, including exotic materials and crystals, used in the manufacture of our products from sole source or limited source suppliers. Some of these suppliers are relatively small private companies that may discontinue their operations at any time. We typically purchase our components and materials through purchase orders and we have no guaranteed supply arrangement with any of these suppliers. We may fail to obtain these supplies in a timely manner in the future. We may experience difficulty identifying alternative sources of supply for certain components used in our products. Once identified, we would experience further delays from evaluating and testing the products of these potential alternative suppliers. Furthermore, financial or other difficulties faced by these suppliers or significant changes in

--------------------------------------------------------------------------------

BUSINESS
--------------------------------------------------------------------------------

demand for these components or materials could limit their availability. Any interruption or delay in the supply of any of these components or materials, or the inability to obtain these components and materials from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders.

We rely exclusively on our own production capability to manufacture certain strategic components, optics and optical systems, semiconductor lasers, lasers and laser-based systems. Because we manufacture, package and test these components, products and systems at our own facilities, and such components, products and systems are not readily available from other sources, any interruption in our manufacturing would adversely affect our business. In addition, our failure to achieve adequate manufacturing yields at our manufacturing facilities may materially and adversely affect our operating results and financial condition.

OPERATIONS

Our electro-optical products are manufactured at sites in Santa Clara and Auburn California; Lubeck, Germany; Leicester and Watford, England; Glasgow, Scotland; Barendrecht, the Netherlands and Tampere, Finland. Our ion and CO(2) lasers, some of our DPSS lasers, such as VERDI, AVIA and VITESSE, semiconductor lasers and ultrafast scientific lasers are manufactured in Santa Clara, California. Our optical component products and laser instrumentation products are manufactured at our facility in Auburn, California.

Our LIGHTSHEER family of hair removal products are manufactured in Pleasanton, California. The remainder of our medical products are manufactured at our facility in Santa Clara, California.

Our excimer laser products, including the lasers used in DUV lithography systems, are manufactured at Lambda Physik's facility in Gottingen, Germany. Lambda Physik's DPSS product is manufactured in Fort Lauderdale, Florida.

We make DPSS lasers at our facility in Lubeck, Germany, including the 315M and 501Q lasers. Our facility in Tampere, Finland grows the aluminum-free materials that are incorporated into our semiconductor lasers. Additional optical fabrication, coatings and electro-optical assemblies are processed and manufactured at our sites in Leicester and Watford, England. We make a range of advanced solid-state lasers used in developing applications, including scientific research and semiconductor test equipment, in Glasgow, Scotland. Our newest facility is in Barendrecht, the Netherlands, where we manufacture micro-machining systems that incorporate lasers manufactured in Santa Clara, California.

INTELLECTUAL PROPERTY

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We currently hold approximately 325 US and foreign patents, and we have approximately 240 additional pending patent applications that have been filed. The issued patents cover various products in all of the major markets that we serve.

As part of our acquisition of Star Medical in December 1999, we acquired a non-exclusive sublicense of a patent that covers a method for hair removal using contact cooling. Under the terms of the sublicense agreement, we pay royalties at a rate equal to 7.5% of net sales of the LIGHTSHEER product family.

--------------------------------------------------------------------------------
56

BUSINESS
--------------------------------------------------------------------------------

In September 1988, we entered into several patent license agreements with Patlex Corporation relating to laser-related patents owned by Dr. Gordon Gould that had been assigned to Patlex. Under the terms of the agreements, we pay royalties to Patlex ranging from 3.5% to 5% for specified categories of domestic sales and 2% of specified categories of international sales, subject to some exceptions and limitations. Royalty expense under these agreements was $0.7 million in fiscal 1999, $0.9 million in fiscal 1998 and $1.1 million in fiscal 1997. The patents expire on various dates through May 2005.

We cannot assure you that our patent applications will be approved, that any patents that may issue will protect our intellectual property or that any issued patents will not be challenged by third parties. Other parties may independently develop similar or competing technology or design around any patents that may be issued to us. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

We believe that we own or have the right to use the basic patents covering our products. However, the laser industry is characterized by a very large number of patents, many of which are of questionable validity and some of which appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement. Because patent applications are maintained in secrecy in the United States until such patents are issued and are maintained in secrecy for a period of time outside the United States, we can conduct only limited searches to determine whether our technology infringes any patents or patent applications of others.

In recent years, there has been a significant amount of litigation in the United States involving patents and other intellectual property rights. In the future, we may be a party to litigation to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

- stop selling, incorporating or using our products that use the infringed intellectual property;

- obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

-   redesign the products that use the technology.

If we are forced to take any of these actions, our business may be seriously harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights to protect these rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel.

COMPETITION

Competition in the various laser markets in which we provide products is very intense. In the semiconductor and related manufacturing market, we compete against a number of companies, including SDL, Inc., Spectra-Physics
Lasers, Inc., Cymer, Inc. and Komatsu Ltd. In the optical telecommunications market, we compete, or expect to compete, against SDL, Inc., JDS Uniphase Corporation and Spectra-Physics Lasers, Inc., among others. Our medical products compete against

--------------------------------------------------------------------------------

BUSINESS
--------------------------------------------------------------------------------

products offered by ESC Medical Systems Ltd., Candela Corporation and The Carl Zeiss Group, among others. Some of our competitors are large companies that have significant financial, technical, marketing and other resources. These competitors may be able to devote greater resources than we can to the development, promotion, sale and support of their products. Several of our competitors have large market capitalizations or cash reserves, and are much better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines. Any of these acquisitions could give our competitors a strategic advantage. Any business combinations or mergers among our competitors, forming larger competitors with greater resources, could result in increased competition, price reductions, reduced margins or loss of market share, any of which could materially and adversely affect our business, results of operations and financial condition.

Additional competitors may enter the market, and we are likely to compete with new companies in the future. We expect to encounter potential customers that, due to existing relationships with our competitors, are committed to the products offered by these competitors. As a result of the foregoing factors, we expect that competitive pressures may result in price reductions, reduced margins and loss of market share. For a more detailed discussion of our competition, see "Business -- Competition."

GOVERNMENT REGULATION

MEDICAL DEVICE REGULATION

Our medical products are subject to various federal, state and international rules and regulations governing the medical products industry. In the United States, we are subject to the federal regulation by the Food and Drug Administration, or FDA, pursuant to the Federal Food, Drug and Cosmetic Act. The FDA regulates the clinical testing, manufacture, labeling, sale, distribution and promotion of medical devices.

The FDA classifies medical devices into one of three classes on the basis of the controls deemed to be necessary to reasonably ensure their safety and effectiveness:

- Class I -- general controls -- including labeling, pre-market notification and adherence to good manufacturing practices, or GPM, quality system regulation;

- Class II -- general controls and special controls -- including performance standards and post-market surveillance; and

-   Class III -- pre-market approval.

Before being introduced into the market, our products must obtain market clearance through either the 510(k) pre-market notification process or the pre-market approval, or PMA, application process. Approvals may include clinical testing, limitations on the number of sales, controls of end-user purchase price and controls on the extent of product commercialization. A 510(k) clearance typically will be granted if a company demonstrates to the FDA that its device is substantially equivalent in intended use, safety and effectiveness to a legally marketed Class I or II medical device or to a Class III device marketed prior to 1976 for which the FDA has not yet required the submission of a PMA. In some cases, clinical trials may be required to support a claim of substantial equivalence. It generally takes from four to 12 months from the date of submission to obtain clearance of a 510(k) submission, but it may take longer.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review such decision. If the FDA disagrees with

--------------------------------------------------------------------------------
58

BUSINESS
--------------------------------------------------------------------------------

the manufacturer's decision, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until clearance or approval is obtained.

If a medical device does not qualify for the 510(k) pre-market notification process, a company must file a PMA application. The PMA application process requires more extensive pre-filing testing than required for a 510(k) pre-market notification and is more costly, lengthy and uncertain. The PMA application process requires the manufacturer to prove the safety and effectiveness of the device to the FDA's satisfaction through extensive pre-clinical and clinical trial data, as well as information about the device and its components, including, among other things, device design, manufacturing and labeling. After any PMA approval, a new PMA application or PMA supplement is required in the event of certain modifications to the device, its labeling, intended use or indication, or its manufacturing process.

ADDITIONAL FDA REGULATION

Numerous regulatory requirements apply to our marketed devices. These requirements include the FDA's quality system regulation, or QSR, which requires manufacturers to follow elaborate design testing, control, documentation and other quality assurance procedures; the Medical Device Reporting regulation, which requires that manufacturers report to the FDA certain types of adverse events involving their products; and labeling regulations, which prohibit promotion of products for unapproved or off-label uses. Unanticipated changes in existing regulatory requirements or adoption of new requirements could hurt our business, financial condition and results of operations.

Compliance with regulatory requirements is expensive and time-consuming. Non-compliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of marketing approvals and criminal prosecution. The FDA also has the authority to require that we repair, replace, recall or withdraw our existing products from the market.

Our medical products are also subject to state and local laws and additional similar regulations in most of the international markets in which we sell our products. Our competitors in the medical device field are subject to the same regulations.

Changes to existing US or international medical rules and regulations could adversely affect our ability to sell our current line of medical products in the United States and internationally, could increase our costs resulting from FDA-mandated repair, replacement or recall programs and could materially adversely impact our results of operations.

ENVIRONMENTAL REGULATION

Our operations are also subject to various federal, state and local environmental protection regulations governing the use, storage, handling and disposal of hazardous materials, chemicals, various radioactive materials and certain waste products. In the United States, we are subject to the federal regulation and control of the Environmental Protection Agency. Comparable authorities are involved in other countries. We believe that compliance with federal, state and local environmental protection regulations will not have a material adverse effect on our capital expenditures, earnings and competitive and financial position.

--------------------------------------------------------------------------------

BUSINESS
--------------------------------------------------------------------------------

Although we believe that our safety procedures for using, handling, storing and disposing of such materials comply with the standards required by state and federal laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials.

BACKLOG

At April 1, 2000, our backlog of orders scheduled for shipment was approximately $131.9 million, compared to $101.6 million at October 2, 1999 and $87.8 million at September 26, 1998. Orders used to compute backlog are generally cancelable without substantial penalties. Historically, the rate of cancellation experienced by us has not been significant; however, since orders are cancelable, the backlog of orders, at any one time, is not necessarily indicative of future revenues. We anticipate filling the present backlog within the next 12 months. Backlog at April 1, 2000 was higher than backlog at October 2, 1999 in the Electro-Optics and Lambda Physik reportable business segments. Backlog at October 2, 1999 was higher than at September 26, 1998, in all three operating segments.

FACILITIES

Our corporate headquarters and major Electro-Optics facility is located in Santa Clara, California, consisting of approximately 8.5 acres of land and a 200,000 square-foot building that we own.

Additional Electro-Optics facilities are located in Auburn, California. The Auburn facilities consist of two 60,000 square-foot buildings and a 50,000 square-foot building, all of which we own, as well as two buildings totaling 10,124 square feet under short-term leases.

Our principal Medical products facility is located in Santa Clara, California, consisting of a building of approximately 216,000 square feet of floor area leased until December 2001.

During fiscal 1999, we acquired Star Medical Technologies, Inc., which leases four buildings totaling 28,581 square feet in Pleasanton, California. The leases expire from September 2002 to 2003.

Our foreign subsidiaries have facilities in Florida, Germany, Japan, England and Finland, most of which are leased, but some of which are owned. We also maintain sales and service offices under varying leases expiring from 2003 through 2005 in France and the Netherlands, and under short-term leases in Mexico, Hong Kong, Sweden, Italy and the People's Republic of China.

In general, our facilities are considered both suitable and adequate to provide for current and near term requirements.

EMPLOYEES

As of April 1, 2000, we had 2,587 full-time employees. Approximately 338 are involved in research and development, 1,156 in operations, manufacturing and quality assurance, and 1,093 in finance, legal, sales, marketing and other administrative functions. Our success will depend in large part upon our ability to attract and retain employees. We face competition in this regard from other companies, research and academic institutions, government entities and other organizations.

LEGAL PROCEEDINGS

We are not currently subject to any material legal proceedings.

--------------------------------------------------------------------------------
60

--------------------------------------------------------------------------------

MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors.

NAME                                        AGE   POSITION
---------------------------------------------------------------------------------------------------------
Bernard J. Couillaud, PhD............     56      President and Chief Executive Officer
Robert J. Quillinan..................     53      Executive Vice President and Chief Financial Officer
John R. Ambroseo, PhD................     39      Executive Vice President, President and General
                                                  Manager, Coherent Laser Group
Vittorio Fossati-Bellani, PhD........     52      Executive Vice President, President and General
                                                  Manager, Coherent Semiconductor Group
James Taylor.........................     51      Executive Vice President, President and General
                                                  Manager, Coherent Medical Group
Kevin McCarthy.......................     44      Executive Vice President and Chief Information Officer
Ron Victor...........................     55      Executive Vice President, Human Resources
Scott H. Miller......................     45      Senior Vice President and General Counsel
Henry E. Gauthier....................     59      Chairman of the Board
Charles W. Cantoni...................     65      Director
Frank P. Carrubba....................     62      Director
John H. Hart.........................     54      Director
Thomas Sloan Nelsen, MD..............     73      Director
Jerry E. Robertson...................     67      Director

BERNARD J. COUILLAUD, PHD Dr. Couillaud has served as our President and Chief Executive Officer as well as a member of our board of directors since
July 1996. Dr. Couillaud served as Vice President and General Manager of the Coherent Laser Group from March 1992 to July 1996. From July 1990 to
March 1992, Dr. Couillaud served as Manager of our Advanced Systems Business Unit, and from September 1987 to July 1990 he served as Director of Research and Development for the Coherent Laser Group. From November 1983, when he joined us, to September 1987, Dr. Couillaud held various managerial positions with us.
Dr. Couillaud received his PhD in Chemistry from Bordeaux University, Bordeaux, France.

ROBERT J. QUILLINAN Mr. Quillinan has served as our Executive Vice President and Chief Financial Officer since July 1984. Mr. Quillinan served as Vice President and Treasurer from March 1982 to July 1984 and as Corporate Controller from May 1980 to March 1982. Mr. Quillinan received his MS degree in Accounting from Clarkson University and is a CPA.

JOHN R. AMBROSEO, PHD Dr. Ambroseo has served as our Executive Vice President and as President and General Manager of the Coherent Laser Group since
September 1997. From March 1997 to September 1997, Dr. Ambroseo served as our Scientific Business Unit Manager. From August 1988, when Dr. Ambroseo joined us, until March 1997, he served as a Sales Engineer, Product Marketing Manager, National Sales Manager and Director of European Operations. Dr. Ambroseo received his PhD in Chemistry from the University of Pennsylvania.

VITTORIO FOSSATI-BELLANI, PHD Dr. Fossati-Bellani has served as our Executive Vice President and as President and General Manager of the Coherent Semiconductor Group since September 1997. From

--------------------------------------------------------------------------------

MANAGEMENT
--------------------------------------------------------------------------------

May 1992 to September 1997, Dr. Fossati-Bellani served as our Diode Laser Business Unit Manager. From December 1979, when he joined our Italian office, to May 1992, Dr. Fossati-Bellani served in the capacity of Scientific Sales Engineer, Product Manager, Director of Marketing, Director of Business Development, Scientific Business Unit Manager and Diode Laser Business Unit Manager for the Coherent Laser Group. Dr. Fossati-Bellani received his PhD degree in Physics from the University of Milano, Italy.

JAMES TAYLOR Mr. Taylor has served as our Executive Vice President and as President and General Manager of the Coherent Medical Group since
February 1999. From April 1997 to February 1999, Mr. Taylor served as President and Chief Executive Officer of Andros, Inc., an analytical instruments company headquartered in Berkeley, California. From January 1995 through April 1997, Mr. Taylor served as President of the Medical Systems Division of Ohmeda Medical, Inc., a manufacturer of anesthesia delivery and monitoring systems and from April 1993 to December 1994 as Vice President, Marketing of the Medical Systems Division of Ohmeda. Mr. Taylor received a BS degree from the US Naval Academy in 1970, a MS degree from John Hopkins University in 1982 and attended the Stanford Executive Institute.

KEVIN MCCARTHY Mr. McCarthy was appointed our Executive Vice President and Chief Information Officer in May 2000. From August 1999 to May 2000, he was Chief Information Officer for Unisphere Solutions, Inc., a subsidiary of Siemens AG, a large diversified industrial company. From September 1993 to July 1999, he was Vice President Information Technology for General Instrument, Inc., a company that develops and sells interactive video, voice and data products.

RON VICTOR Mr. Victor was appointed our Executive Vice President of Human Resources in May 2000. From August 1999 to May 2000, he was our Corporate Vice President of Human Resources. He was Vice President of Human Resources for the Coherent Medical Group from September 1997 to August 1999. Between
November 1996 and September 1997, he was Vice President Human Resources for Netsource Communication, Inc., an internet advertisement and communication company. From November 1995 to November 1996, Mr. Victor served as Vice President of Human Resources for Micronics Computers, Inc., a manufacturer of computer components. Between January 1982 and September 1995 he was Vice President of Human Resources of Syntex, a pharmaceutical company. Mr. Victor received a BA degree from American International College and a MA degree from Springfield College.

SCOTT H. MILLER  Mr. Miller has served as our General Counsel since
October 1988 and as our Senior Vice President since March 1994. Mr. Miller received a BA degree in Economics from UCLA and a JD from Stanford Law School.

HENRY E. GAUTHIER Mr. Gauthier has served on our board of directors since March 1983 and as our Chairman of the Board since 1997. From August 1988 until his retirement in June 1996, Mr. Gauthier served as our President and Chief Operating Officer. He served as President and Chief Executive Officer of Coherent, Inc. from March 1983 through July 1988 and as President of Coherent General, Inc. from June 1986 through January 1987. Mr. Gauthier served as General Manager of the Coherent Medical Group from May 1987 through July 1988.

CHARLES W. CANTONI Mr. Cantoni has served on our board of directors since 1983. Since June 1998, Mr. Cantoni has been providing management and medical consulting services through Cantoni Consulting, of which Mr. Cantoni is the founder. From October 1994 to June 1998, Mr. Cantoni served as Vice President of Quinton Instruments, Inc., a manufacturer of medical instrumentation products.

--------------------------------------------------------------------------------
62

MANAGEMENT
--------------------------------------------------------------------------------

FRANK P. CARRUBBA Mr. Carrubba has served on our board of directors since 1989. From April 1991 to April 1997, Mr. Carrubba served as Executive Vice President and Chief Technology Officer of Phillips Electronics, N.V., a large consumer electronics company. Mr. Carrubba is currently retired. Mr. Carrubba serves as a member of the board of directors of Exar Corporation, a manufacturer of mixed-signal integrated circuits for the communications and video and imaging markets.

JOHN H. HART Mr. Hart has served on our board of directors since March 2000. Since September 1990, Mr. Hart has served as Senior Vice President and Chief Technical Officer of 3Com Corporation, a manufacturer of data network systems.

THOMAS SLOAN NELSEN, MD Dr. Nelsen has served on our board of directors since 1983. Dr. Nelsen retired as a Professor of Surgery at Stanford University School of Medicine in 1988.

JERRY E. ROBERTSON Mr. Robertson has served on our board of directors since 1994. From 1986 to 1994, Mr. Robertson served as Executive Vice President of the Life Sciences Sector and Corporate Services Division of 3M, a large diversified company whose businesses include selling health care products. Mr. Robertson serves as a member of the board of directors of Cardinal Health, Inc., Steris Corporation and Choice Hotels International. Mr. Robertson is currently retired.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to beneficial ownership of our common stock as of June 1, 2000 and as adjusted to reflect the sale of our common stock offered by this prospectus by:

- each of our directors and the chief executive officer and our other four most highly compensated executive officers;

-   all of our directors and executive officers as a group; and

- each person or entity who is known by us to beneficially own more than 5% of our common stock.

Percentage of ownership prior to the offering is based on 25,395,479 shares of common stock outstanding as of June 1, 2000. Percentage of ownership after the offering is based on the shares of common stock outstanding as of June 1, 2000, includes the 1,500,000 shares issued in this offering and assumes no exercise of the underwriters' over-allotment option.

                                                                      NUMBER OF         PERCENTAGE        PERCENTAGE
                                                            SHARES BENEFICIALLY    OWNERSHIP PRIOR         OWNERSHIP
NAME AND ADDRESS                                                       OWNED(1)        TO OFFERING    AFTER OFFERING
--------------------------------------------------------------------------------------------------------------------
FIVE PERCENT STOCKHOLDERS:
Oppenheimer Funds, Inc.(2)................................           3,022,000                11.9%             11.2%
  Two World Trade Center, 31st Floor
  New York, NY 10048
PRIMECAP Management Company(3)............................           2,420,000                 9.5               9.0
  225 S. Lake Ave., #400
  Pasadena, CA 91101
Franklin Advisers, Inc.(4)................................           2,145,678                 8.4               8.0
  777 Mariners Blvd.
  San Mateo, CA 94404

DIRECTORS AND EXECUTIVE OFFICERS:
Bernard J. Couillaud(5)...................................             156,618                   *                 *
Henry E. Gauthier(6)......................................             102,130                   *                 *
Robert J. Quillinan(7)....................................              75,678                   *                 *
Scott H. Miller(8)........................................              46,598                   *                 *
Jerry E. Robertson(9).....................................              15,000                   *                 *
John Ambroseo(10).........................................              44,353                   *                 *
Vittorio Fossati-Bellani(11)..............................              34,096                   *                 *
Frank Carrubba(12)........................................              25,000                   *                 *
Thomas Sloan Nelsen(13)...................................              10,500                   *                 *
Charles W. Cantoni(14)....................................               5,000                   *                 *
John H. Hart..............................................                   0                   *                 *
All directors and executive officers as a group
  (14 persons)(15)........................................             538,945                 2.1%              2.0%

---------

  * Represents less than 1%.

--------------------------------------------------------------------------------
64

PRINCIPAL STOCKHOLDERS
--------------------------------------------------------------------------------

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, each share of common stock subject to options held by that person that will be exercisable within 60 days of June 1, 2000, which is July 30, 2000, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

 (2) Based on Schedule 13G as filed with the SEC by Oppenheimer Management Corp. on May 9, 2000. Oppenheimer Funds, Inc. shares the power to dispose of 3,022,000 shares with the board of directors or trustees of investment companies. Oppenheimer Global Growth and Income Fund retains sole voting power with respect to, and shares the power to dispose of, 2,580,000 shares.

 (3) Based on Schedule 13G as filed with the SEC by PRIMECAP Management Company on February 25, 2000. PRIMECAP Management Company has the sole power to dispose of 2,420,000 shares.

 (4) Based on Schedule 13G as filed with the SEC by Franklin Resources Inc. on January 19, 2000. Franklin Advisers, Inc. retains sole voting power with respect to, and sole power to dispose of, 2,063,400 shares which are beneficially owned by one or more investment companies that it manages. Franklin Management, Inc., also an investment adviser, retains the sole power to dispose of 82,278 shares.

 (5) Includes 108,000 shares issuable upon exercise of options held by Mr. Couillaud that are currently exercisable or will become exercisable within 60 days of June 1, 2000.

 (6) Includes 59,000 shares issuable upon exercise of options held by Mr. Gauthier that are currently exercisable or will become exercisable within 60 days of June 1, 2000.

 (7) Includes 33,744 shares issuable upon exercise of options held by Mr. Quillinan that are currently exercisable or will become exercisable within 60 days of June 1, 2000 and 62 shares owned by his children.

 (8) Includes 2,590 shares owned by Mr. Miller's children.

 (9) Includes 5,000 shares issuable upon exercise of options held by Mr. Robertson that are currently exercisable or will become exercisable within 60 days of June 1, 2000.

 (10) Includes 25,000 shares issuable upon exercise of options held by Mr. Ambroseo that are currently exercisable or will become exercisable within 60 days of June 1, 2000.

 (11) Includes 5,000 shares issuable upon exercise of options held by Mr. Fossati-Bellani that are currently exercisable or will become exercisable within 60 days of June 1, 2000.

 (12) Includes 10,000 shares issuable upon exercise of options held by Mr. Carrubba that are currently exercisable or will become exercisable within 60 days of June 1, 2000.

 (13) Includes 10,000 shares issuable upon exercise of options held by Dr. Nelsen that are currently exercisable or will become exercisable within 60 days of June 1, 2000.

 (14) Includes 10,000 shares issuable upon exercise of options held by Mr. Cantoni that are currently exercisable or will become exercisable within 60 days of June 1, 2000.

 (15) Includes an aggregate of 287,744 options that are currently exercisable or will become exercisable within 60 days of June 1, 2000.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share.

COMMON STOCK

As of April 1, 2000, there were 25,117,673 shares of common stock outstanding held of record by approximately 1,841 holders. At all elections of our directors, the holders of our common stock are entitled to as many votes as equal the number of shares held multiplied by the number of directors being elected, and may cast all votes for a single candidate or may distribute their votes among any two or more candidates, or cumulative voting. For all other matters to be voted upon by the stockholders, the holders of common stock are entitled to one vote for each share held of record. Holders of common stock may receive ratably any dividends that our board of directors may declare out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of our liabilities. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

COMMON SHARES RIGHTS PLAN

On December 16, 1988, our board of directors authorized and declared a dividend distribution of one share purchase right for each share of our common stock outstanding as of the close of business on January 6, 1989 and each share of common stock issued thereafter, subject to certain limitations. The First Amended and Restated Common Shares Rights Agreement dated June 24, 1998 provides, among other things, that each stock purchase right entitles the registered holder to purchase one share of our common stock initially at a price of $80.00. The purchase price of the shares of common stock and number of shares of common stock issuable upon exercise of the rights are subject to adjustment for stock splits, combinations, recapitalizations and reclassifications of our capital stock. Until the right is exercised, the holder of the right will have no rights as a stockholder with regard to the shares of our common stock issuable upon exercise of the rights.

The stock purchase rights will expire December 16, 2008, unless earlier redeemed or exchanged, and will become exercisable and transferable separately from the common stock upon the earlier of:

- ten days following a public announcement that a person or group has acquired or obtained the right to acquire, beneficial ownership of 20% or more of our outstanding common stock; or

- ten business days or such later date as may be determined by a majority of directors commencement of, or announcement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20% or more of our outstanding common stock.

If an acquirer obtains 20% or more of our common stock, then each stock purchase right will, to the extent such stock purchase right is then exercisable, entitle the holder thereof to purchase at the then-current purchase price, a number of shares of our common stock having a value equal to two times the purchase price.

--------------------------------------------------------------------------------
66

DESCRIPTION OF CAPITAL STOCK
--------------------------------------------------------------------------------

If we are acquired in a merger, consolidation or other business transaction or we sell 50% or more of our consolidated assets or earning power, then each stock purchase right will, to the extent such stock purchase right is then exercisable, entitle the holder thereof to purchase at the then-current purchase price, a number of shares of the common stock of the acquiring company having a then-current market value equal to two times the purchase price. Our successor or acquiror is required to assume all of our obligations and duties under the common shares rights plan upon a merger, consolidation or other transaction resulting in our change of control.

The stock purchase rights are redeemable at our option for $0.001 per stock purchase right at any time on or prior to the earlier of the distribution date or the final expiration date of the stock purchase right; however, if a majority of our board of directors is elected by stockholder action by written consent, then for a period of 180 days following such election the stock purchase right cannot be redeemed if such redemption is reasonable likely to have the purpose or effect of facilitating our acquisition.

In the event that we do not have sufficient shares of our common stock available to exercise all outstanding rights, we may instead substitute cash, assets or other securities for the shares of our common stock which otherwise would have been issuable upon exercise of the rights.

Although the stock purchase rights should not interfere with a business combination approved by our board of directors in the manner set forth in the Common Shares Rights Plan, the rights may cause substantial dilution to a person or group that attempts to acquire control of us without prior approval of our board.

DELAWARE ANTI-TAKEOVER LAW AND OTHER ANTI-TAKEOVER PROVISIONS

DELAWARE LAW

We are subject to Section 203 of the Delaware General Corporation Law, which regulates acquisitions of Delaware corporations. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

- prior to the date of the transaction, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

- upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced excluding for purposes of determining the number of shares outstanding the shares owned by directors and officers and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

- on or following the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66% of the outstanding voting stock that is not owned by the interested stockholder.

An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting securities. We expect the existence of this provision to have an anti-

--------------------------------------------------------------------------------

DESCRIPTION OF CAPITAL STOCK
--------------------------------------------------------------------------------

takeover effect with respect to transactions that our board of directors do not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders. A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certification of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not opted out of Section 203.

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first obtain the prior approval of our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging these proposals because, among other things, negotiation will result in an improvement of their terms. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

- ability of our board of directors to alter our bylaws without stockholder approval;

-   limiting the ability of our stockholders to call special meetings;

-   limiting the ability of our stockholders to act by written consent;

- ability of the board of directors to fix, in advance, a record date for the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders and to consent to corporate action in writing; and

- establishing advance notification requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at a stockholder meeting.

These and other provisions contained in our certificate of incorporation and bylaws could have the effect of delaying or preventing a change in control.

CHANGE OF CONTROL SEVERANCE PLAN

Our Change of Control Severance Plan, or Severance Plan, adopted and extended since November 1990, provides cash severance benefits to eligible employees upon an involuntary termination or voluntary termination for good reason within two years of a change of control. A change of control is defined as the occurrence of any of the following:

- a business combination including a consolidation or merger pursuant to which more than 50% of our voting stock is transferred to different holders, the sale of more than 50% of our assets or a whole or partial liquidation involving more than 50% of our assets;

- the acquisition of 50% or more of the combined voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors; or

- a change in the composition of our board of directors, as a result of which fewer than 50% of the directors are incumbent directors.

--------------------------------------------------------------------------------
68

DESCRIPTION OF CAPITAL STOCK
--------------------------------------------------------------------------------

In general, the amount of cash severance payment is based upon on the sum of an employee's base salary and bonus pay for one year with maximum and minimum payments depending on the employee's position and length of service with us. Our successor or acquiror, whether direct or indirect and whether by purchase, merger, consolidation, or otherwise are bound under the Severance Plan in the same manner and to the same extent as us. The Severance Plan terminates two years from the effective date designated by our board of directors unless extended for an additional period by resolution adopted by our board of directors.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is BankBoston, N.A.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

UNDERWRITING

Coherent and the underwriters for the offering named below have entered into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC, CIBC World Markets Corp., U.S. Bancorp Piper Jaffray Inc. and BlueStone Capital Partners, L.P. are the representatives of the underwriters.


UNDERWRITERS                                                  NUMBER OF SHARES
------------------------------------------------------------------------------
UBS Warburg LLC.............................................          590,000
CIBC World Markets Corp. ...................................          236,000
U.S. Bancorp Piper Jaffray Inc. ............................          236,000
BlueStone Capital Partners, L.P. ...........................          118,000
Bear, Stearns & Co. Inc. ...................................           35,000
Cantor Fitzgerald & Co. ....................................           35,000
Donaldson, Lufkin & Jenrette Securities Corporation.........           35,000
Lehman Brothers Inc. .......................................           35,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........           35,000
Morgan Stanley & Co. Incorporated...........................           35,000
Prudential Securities Incorporated..........................           35,000
Adams, Harkness & Hill, Inc. ...............................           15,000
Advest, Inc. ...............................................           15,000
Arnhold and S. Bleichroeder, Inc. ..........................           15,000
Moors & Cabot, Inc. ........................................           15,000
Needham & Company, Inc. ....................................           15,000
                                                               --------------
    Total...................................................        1,500,000
                                                               ==============


If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy from us up to an additional 225,000 shares at the initial public offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 225,000 shares.


                                                              NO EXERCISE   FULL EXERCISE
-----------------------------------------------------------------------------------------
Per share...................................................  $     3.25      $     3.25
  Total.....................................................  $4,875,000      $5,606,250


We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $800,000.


Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $1.95 per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a


--------------------------------------------------------------------------------
70

UNDERWRITING
--------------------------------------------------------------------------------


discount of up to $0.10 per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.


The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

We have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, without the prior written consent of UBS Warburg LLC. Our executive officers and directors have also agreed to such restrictions with respect to 80% of the aggregate number of shares of common stock beneficially owned by them.

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

We have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect thereof.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Dewey Ballantine LLP, Los Angeles, California.

EXPERTS

The financial statements as of October 2, 1999 and September 26, 1998, and for each of the three years in the period ended October 2, 1999, included and incorporated by reference in this prospectus and the related financial statement schedule incorporated by reference in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and incorporated by reference in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The statements in this prospectus as set forth under the captions "Risk factors -- We may not be able to protect our proprietary technology, which could adversely affect our competitive advantage," "Risk factors -- We could become subject to litigation regarding intellectual property rights, which could seriously harm our business" and in "Business -- Intellectual Property" have been passed upon by Limbach & Limbach, L.L.P., our patent counsel and expert on such matters, and are included herein in reliance upon its review and approval.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-3, including the exhibits and schedules thereto, under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy all or any portion of the registration statement or any reports, proxy statements or other information we file with the SEC at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, will also be available to you on the SEC's Web site. The address of this site is http://www.sec.gov.

--------------------------------------------------------------------------------
72

--------------------------------------------------------------------------------

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference into this Prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:

- our Proxy Statement for the 2000 Annual Meeting of Stockholders, as filed with the SEC on February 23, 2000;

- our Annual Report on Form 10-K for the year ended October 2, 1999, as filed with the SEC on December 15, 1999, as amended by our Form 10-K/A filed with the SEC on January 28, 2000;

- our Quarterly Reports on Form 10-Q for the quarters ended January 1, 2000, as filed with the SEC on February 9, 2000, and April 1, 2000, as filed with the SEC on May 9, 2000;

- the description of our common stock contained in our registration statement on Form 8-A including any amendments or reports filed for the purpose of updating that description; and

- the description of the common stock purchase rights for our common stock, par value $0.01 per share, contained in our registration statement on Form 8-A/A filed with the SEC on July 1, 1998.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of these filings at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning our investor relations department at the following address and telephone number:

           Coherent, Inc.
           5100 Patrick Henry Drive
           Santa Clara, California 95054
           (408) 764-4000

--------------------------------------------------------------------------------

Coherent, Inc. and subsidiaries
--------------------------------------------------------------------------------

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                  Page
----------------------------------------------------------------------
Independent Auditors' Report................................    F-2

Consolidated Balance Sheets as of September 26, 1998,
  October 2, 1999 and
  April 1, 2000 (unaudited).................................    F-3

Consolidated Statements of Income*..........................    F-4

Consolidated Statements of Stockholders' Equity*............    F-5

Consolidated Statements of Cash Flows*......................    F-6

Notes to Consolidated Financial Statements..................    F-7

---------

* For the fiscal years ended September 27, 1997, September 26, 1998 and October 2, 1999, and the six months ended April 3, 1999 and April 1, 2000 (unaudited).

--------------------------------------------------------------------------------

Coherent, Inc. and subsidiaries
--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Coherent, Inc.:

We have audited the accompanying consolidated balance sheets of Coherent, Inc. and its subsidiaries, as of October 2, 1999 and September 26, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended October 2, 1999. These financial statements are the responsibility of Coherent's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Coherent, Inc. and its subsidiaries at October 2, 1999 and September 26, 1998, and the results of their operations and their cash flows for each of the three years in the period ended October 2, 1999 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

San Jose, California
November 1, 1999

--------------------------------------------------------------------------------

Coherent, Inc. and subsidiaries
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PAR VALUE)

                                                               SEPT. 26,     OCT. 2,     APRIL 1,
                                                                    1998        1999         2000
-------------------------------------------------------------------------------------------------
                                                                                       (UNAUDITED)
ASSETS
Current assets:
  Cash and equivalents......................................   $ 15,944    $ 38,279     $ 27,797
  Short-term investments....................................     16,954      30,637       48,804
  Accounts receivable--net of allowances of $4,817 (1998),
   $4,592 (1999) and $5,454 (2000)..........................     86,822      95,003      113,520
  Inventories...............................................    103,541      97,902      112,480
  Prepaid expenses and other assets.........................     22,895      18,738       15,569
  Deferred tax assets.......................................     26,618      37,014       38,791
                                                               --------    --------     --------
  Total current assets......................................    272,774     317,573      356,961
                                                               --------    --------     --------
Property and equipment......................................    147,775     165,630      172,264
Accumulated depreciation and amortization...................    (64,918)    (75,676)     (80,853)
                                                               --------    --------     --------
  Property and equipment--net...............................     82,857      89,954       91,411
                                                               --------    --------     --------
Goodwill--net of accumulated amortization of $6,912 (1998),
  $9,372 (1999) and $11,735 (2000)..........................     11,595      39,490       38,909
Other assets................................................     23,535      48,451       54,745
                                                               --------    --------     --------
                                                               $390,761    $495,468     $542,026
                                                               ========    ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings.....................................   $ 11,645    $ 14,371     $ 23,599
  Current portion of long-term obligations..................        788       8,599        7,749
  Accounts payable..........................................     17,851      18,343       22,806
  Income taxes payable......................................      9,160       8,221        4,125
  Other current liabilities.................................     59,603      73,120       80,046
                                                               --------    --------     --------
  Total current liabilities.................................     99,047     122,654      138,325
                                                               --------    --------     --------
Long-term obligations.......................................     12,828      74,745       76,497
Other long-term liabilities.................................     12,599      16,819       19,465
Minority interest in subsidiaries...........................      3,664       3,945        5,367

Stockholders' equity:
  Common stock, par value $.01:
    Authorized--50,000 shares
    Outstanding--23,736 (1998), 24,142 (1999) and 25,118
     (2000).................................................        236         240          250
  Additional paid-in capital................................    102,469     106,748      119,078
  Notes receivable from stock sales.........................       (310)       (557)        (949)
  Accumulated other comprehensive income....................      1,331         136       (1,821)
  Retained earnings.........................................    158,897     170,738      185,814
                                                               --------    --------     --------
  Total stockholders' equity................................    262,623     277,305      302,372
                                                               --------    --------     --------
                                                               $390,761    $495,468     $542,026
                                                               ========    ========     ========

See accompanying Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

Coherent, Inc. and subsidiaries
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                FISCAL YEARS ENDED              SIX MONTHS ENDED
                                        -----------------------------------   ---------------------
                                         SEPT. 27,    SEPT. 26,     OCT. 2,    APRIL 3,    APRIL 1,
                                              1997         1998        1999        1999        2000
---------------------------------------------------------------------------------------------------
                                                                                   (UNAUDITED)
Net sales.............................   $391,038     $410,449    $468,869    $222,168    $263,875
Cost of sales.........................    185,536      212,584     248,203     116,960     133,069
                                         --------     --------    --------    --------    --------
    Gross profit......................    205,502      197,865     220,666     105,208     130,806
                                         --------     --------    --------    --------    --------
Operating expenses:
  Research and development............     39,406       44,534      46,759      21,694      26,762
  In-process research and
   development........................      9,315                   16,000
  Selling, general and
   administrative.....................    110,813      124,555     134,129      67,048      75,482
  Intangibles amortization............      3,658        4,644       5,701       2,212       4,401
                                         --------     --------    --------    --------    --------
  Total operating expenses............    163,192      173,733     202,589      90,954     106,645
                                         --------     --------    --------    --------    --------
    Income from operations............     42,310       24,132      18,077      14,254      24,161
                                         --------     --------    --------    --------    --------
Other income (expense):
  Interest and dividend income........      1,404        1,274       3,042       1,406       2,598
  Interest expense....................     (1,226)      (1,236)     (3,755)       (868)     (3,194)
  Foreign exchange loss...............       (350)        (711)       (163)         (3)       (355)
  Other--net..........................      4,656          246        (971)       (828)       (366)
                                         --------     --------    --------    --------    --------
  Total other income (expense), net...      4,484         (427)     (1,847)       (293)     (1,317)
                                         --------     --------    --------    --------    --------
Income before income taxes............     46,794       23,705      16,230      13,961      22,844
Provision for income taxes............     20,502        4,894       4,389       4,315       7,768
                                         --------     --------    --------    --------    --------
Net income............................   $ 26,292     $ 18,811    $ 11,841    $  9,646    $ 15,076
                                         ========     ========    ========    ========    ========
Net income per share:
  Basic...............................   $   1.16     $   0.80    $   0.49    $   0.40    $   0.61
  Diluted.............................   $   1.12     $   0.79    $   0.48    $   0.40    $   0.57
Shares used in computation:
  Basic...............................     22,664       23,374      23,957      23,861      24,705
  Diluted.............................     23,480       23,749      24,633      24,378      26,594

See accompanying Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

Coherent, Inc. and subsidiaries
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998 AND
OCTOBER 2, 1999 AND THE SIX MONTHS ENDED APRIL 1, 2000
(IN THOUSANDS)

                                                                                   NOTES
                                                                              RECEIVABLE                   ACCUMULATED
                                              COMMON STOCK       ADDITIONAL         FROM                         OTHER
                                          --------------------      PAID-IN        STOCK    RETAINED     COMPREHENSIVE
                                            SHARES   PAR VALUE      CAPITAL        SALES    EARNINGS            INCOME       TOTAL
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 28, 1996.............   22,422      $222       $ 82,828      $(845)     $113,794        $ 1,588       $197,587
Net income..............................                                                     26,292                        26,292
Other comprehensive income, translation
  adjustment, net of tax................                                                                    (1,321)        (1,321)
  Total comprehensive income............
Sales of shares under Employee Stock
  Option Plan...........................      310         4          2,358                                                  2,362
Productivity Incentive Plan
  distributions.........................       38                      730                                                    730
Sales of shares under Employee Stock
  Purchase Plan.........................      156         2          2,435                                                  2,437
Tax benefit of Employee Stock Option
  Plan..................................                             1,505                                                  1,505
Acquisition of business.................                               894                                                    894
Collection of notes receivable..........                                          747                                         747
                                           ------      ----       --------      -----      --------        -------       --------
BALANCE, SEPTEMBER 27, 1997.............   22,926       228         90,750        (98)      140,086            267        231,233
Net income..............................                                                     18,811                        18,811
Other comprehensive income, translation
  adjustment, net of tax................                                                                     1,064          1,064
  Total comprehensive income............
Sales of shares under Employee Stock
  Option Plan...........................      459         5          3,692       (212)                                      3,485
Productivity Incentive Plan
  distributions.........................       17                      401                                                    401
Sales of shares under Employee Stock
  Purchase Plan.........................      209         2          3,355                                                  3,357
Tax benefit of Employee Stock Option
  Plan..................................                             1,397                                                  1,397
Issuance of shares pursuant to 1995
  business acquisition..................      125         1          2,874                                                  2,875
                                           ------      ----       --------      -----      --------        -------       --------
BALANCE, SEPTEMBER 26, 1998.............   23,736       236        102,469       (310)      158,897          1,331        262,623
Net income..............................                                                     11,841                        11,841
Other comprehensive income, translation
  adjustment, net of tax................                                                                    (1,195)        (1,195)
  Total comprehensive income............
Sales of shares under Employee Stock
  Option Plan...........................      201         2          1,974       (247)                                      1,729
Productivity Incentive Plan
  distributions.........................       25                      329                                                    329
Sales of shares under Employee Stock
  Purchase Plan.........................      180         2          1,540                                                  1,542
Tax benefit of Employee Stock Option
  Plan..................................                               436                                                    436
                                           ------      ----       --------      -----      --------        -------       --------
BALANCE, OCTOBER 2, 1999................   24,142       240        106,748       (557)      170,738            136        277,305
Net income*.............................                                                     15,076                        15,076
Other comprehensive income, translation
  adjustment, net of tax*...............                                                                    (1,957)        (1,957)
  Total comprehensive income*...........
Sales of shares under Employee Stock
  Option Plan*                                544         6          8,573       (736)                                      7,843
Productivity Incentive Plan
  distributions*........................       11                      257                                                    257
Sales of shares under Employee Stock
  Purchase Plan*........................      421         4          3,128                                                  3,132
Tax benefit of Employee Stock Option
  Plan*.................................                               372                                                    372
Collection of notes receivable*.........                                          344                                         344
                                           ------      ----       --------      -----      --------        -------       --------
BALANCE, APRIL 1, 2000*.................   25,118      $250       $119,078      $(949)     $185,814        $(1,821)      $302,372
                                           ======      ====       ========      =====      ========        =======       ========


                                                  TOTAL
                                          COMPREHENSIVE
                                                 INCOME
----------------------------------------
BALANCE, SEPTEMBER 28, 1996.............
Net income..............................     $26,292
Other comprehensive income, translation
  adjustment, net of tax................      (1,321)
                                             -------
  Total comprehensive income............     $24,971
                                             =======
Sales of shares under Employee Stock
  Option Plan...........................
Productivity Incentive Plan
  distributions.........................
Sales of shares under Employee Stock
  Purchase Plan.........................
Tax benefit of Employee Stock Option
  Plan..................................
Acquisition of business.................
Collection of notes receivable..........
BALANCE, SEPTEMBER 27, 1997.............
Net income..............................     $18,811
Other comprehensive income, translation
  adjustment, net of tax................       1,064
                                             -------
  Total comprehensive income............     $19,875
                                             =======
Sales of shares under Employee Stock
  Option Plan...........................
Productivity Incentive Plan
  distributions.........................
Sales of shares under Employee Stock
  Purchase Plan.........................
Tax benefit of Employee Stock Option
  Plan..................................
Issuance of shares pursuant to 1995
  business acquisition..................
BALANCE, SEPTEMBER 26, 1998.............
Net income..............................     $11,841
Other comprehensive income, translation
  adjustment, net of tax................      (1,195)
                                             -------
  Total comprehensive income............     $10,646
                                             =======
Sales of shares under Employee Stock
  Option Plan...........................
Productivity Incentive Plan
  distributions.........................
Sales of shares under Employee Stock
  Purchase Plan.........................
Tax benefit of Employee Stock Option
  Plan..................................
BALANCE, OCTOBER 2, 1999................
Net income*.............................     $15,076
Other comprehensive income, translation
  adjustment, net of tax*...............      (1,957)
                                             -------
  Total comprehensive income*...........     $13,119
                                             =======
Sales of shares under Employee Stock
  Option Plan*
Productivity Incentive Plan
  distributions*........................
Sales of shares under Employee Stock
  Purchase Plan*........................
Tax benefit of Employee Stock Option
  Plan*.................................
Collection of notes receivable*.........
BALANCE, APRIL 1, 2000*.................

-------------

*   Unaudited

See accompanying Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

Coherent, Inc. and subsidiaries
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

                                                                       FISCAL YEARS ENDED              SIX MONTHS ENDED
                                                              ------------------------------------   ---------------------
                                                               SEPT. 27,    SEPT. 26,      OCT. 2,    APRIL 3,    APRIL 1,
                                                                    1997         1998         1999        1999        2000
--------------------------------------------------------------------------------------------------------------------------
                                                                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................   $ 26,292    $  18,811    $  11,841    $  9,646    $ 15,076
  Adjustments to reconcile net income to net cash provided
   by (used for) operating activities:
    Purchased in-process research and development...........      9,315                    16,000
    Write-off of impaired intangible asset..................                                                        1,014
    Purchases of short-term trading investments.............    (82,605)    (139,943)    (118,933)    (60,249)   (115,032)
    Proceeds from sales of short-term trading investments...     98,400      133,171      105,250      49,200      96,850
    Depreciation and amortization...........................     10,932       12,535       14,155       6,930       7,989
    Intangibles amortization................................      3,658        4,644        5,701       2,273       4,401
    Issuance of common stock under Productivity Incentive
     Plan...................................................        730          401          329         142         257
    Deferred income taxes...................................        710       (4,229)     (10,453)     (5,565)     (1,674)
    Minority interest in subsidiaries.......................      1,610          909        1,118         454         970
    Dividends paid to minority stockholders.................                  (1,421)      (1,196)
    Equity in (income) loss of joint ventures...............       (287)        (131)        (436)         25        (181)
    Changes in assets and liabilities:
      Accounts receivable...................................    (12,830)       8,958         (824)     (2,156)    (20,279)
      Inventories...........................................    (19,803)     (16,030)       7,914       1,078     (16,372)
      Prepaid expenses and other assets.....................     (7,571)      (3,887)         387        (474)      2,720
      Accounts payable......................................      5,952         (500)        (895)       (949)      5,084
      Other current liabilities.............................     (5,187)       5,064        8,662        (268)        506
                                                               --------    ---------    ---------    --------    --------
  Net Cash Provided By (Used For) Operating Activities......     29,316       18,352       38,620          87     (18,671)
                                                               --------    ---------    ---------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.......................    (24,864)     (22,351)     (24,225)    (12,916)    (12,404)
  Dispositions of property and equipment, net...............        541          102        2,934       2,048       1,548
  Sale of Porter Drive facility.............................      9,631
  Acquisition of businesses, net of cash acquired...........    (15,351)        (841)     (64,012)                 (3,109)
  Other--net................................................     (2,215)      (3,126)      (4,910)        887      (5,796)
                                                               --------    ---------    ---------    --------    --------
  Net Cash Used for Investing Activities....................    (32,258)     (26,216)     (90,213)     (9,981)    (19,761)
                                                               --------    ---------    ---------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Long-term debt borrowings.................................      3,444        4,301       71,784       1,155       2,926
  Long-term debt repayments.................................     (3,372)      (1,347)      (1,333)       (771)     (1,351)
  Short-term borrowings.....................................     40,107       24,018       18,271      13,277      21,208
  Short-term repayments.....................................    (24,432)     (30,843)     (17,084)     (7,697)    (11,388)
  Cash overdrafts...........................................     (7,957)                      694       1,582       2,653
  Repayments of capital lease obligations...................        (24)                     (163)        (49)       (228)
  Sales of shares under employee stock option and purchase
   plans, net...............................................      4,799        6,842        3,271       1,331      10,975
  Collection of notes receivable from stock sales...........        747                                               344
                                                               --------    ---------    ---------    --------    --------
  Net Cash Provided by Financing Activities.................     13,312        2,971       75,440       8,828      25,139
                                                               --------    ---------    ---------    --------    --------
Effect of exchange rate changes on cash and equivalents.....      1,871         (618)      (1,512)        127       2,811
                                                               --------    ---------    ---------    --------    --------
Net increase (decrease) in cash and equivalents.............     12,241       (5,511)      22,335        (939)    (10,482)
  Cash and equivalents, beginning of period.................      9,214       21,455       15,944      15,944      38,279
                                                               --------    ---------    ---------    --------    --------
Cash and equivalents, end of period.........................   $ 21,455    $  15,944    $  38,279    $ 15,005    $ 27,797
                                                               ========    =========    =========    ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest................................................   $  1,226    $   1,236    $   3,755    $    868    $  3,194
    Income taxes............................................   $ 26,644    $  10,282    $  14,972    $ 11,091    $ 14,466
                                                               ========    =========    =========    ========    ========
NONCASH INVESTING AND FINANCING ACTIVITIES:
    Issuance of common stock for 1995 acquisition
     obligation.............................................               $   2,875
    Equipment acquired under capital leases.................                            $   1,278    $    946    $  1,351
    Issuance of common stock for notes receivable...........               $     212    $     247    $    154    $    736
                                                               ========    =========    =========    ========    ========

See accompanying Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

Coherent, Inc. and subsidiaries
--------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

1.  SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Coherent, Inc. and its majority owned subsidiaries (collectively, the Company or Coherent). All significant intercompany balances and transactions have been eliminated. Investments in business entities in which Coherent does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50% ownership), are accounted for by the equity method.

FISCAL YEAR

Coherent's fiscal year for 1999 included 53 weeks; fiscal 1998 and 1997 each included 52 weeks.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, allowances for uncollectible accounts receivable and sales returns reserves, inventory reserves, warranty costs, depreciation and amortization, taxes and contingencies. Actual results could differ from those estimates.

ADOPTION OF NEW ACCOUNTING STANDARDS

Coherent adopted Financial Accounting Standards Board Statement (SFAS) No. 131, "Disclosure about Segments of an Enterprise and Related Information," in fiscal 1999. The statement requires certain financial and descriptive information about operating segments, profit or loss, certain specific revenue and expense items and segment assets. (See Note 13). The adoption of SFAS No. 131 has no impact on the Company's net income, balance sheet or stockholders' equity.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 1999, the staff of the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles (GAAP) to revenue recognition in financial statements. The Company is required to adopt SAB 101 in the first quarter of 2001. Although the Company believes its revenue recognition policies are in accordance with GAAP, the Company is currently studying SAB 101 and has not yet determined its impact, if any, on the Company's financial statements.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the value of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. In May 1999, SFAS 133 was amended to defer its effective date. SFAS 133 will be effective for Coherent's first quarterly filing of 2001. Management believes that this statement will not have a significant impact, if any, on Coherent's financial position or results of operations.

FOREIGN CURRENCY TRANSLATION

The functional currencies of Coherent's foreign subsidiaries are their respective local currencies. Accordingly, gains and losses from the translation of the financial statements of the foreign subsidiaries are reported as a separate component of accumulated other comprehensive income. Foreign currency transaction gains and losses are included in net earnings.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Coherent's policy is to invest in various short-term debt instruments including certificates of deposit, bankers acceptances and repurchase agreements of major banks and institutions, obligations of the U.S. Treasury and U.S. Government agencies, tax-exempt municipal securities and commercial paper with credit ratings of A1 and P1. All highly liquid debt instruments purchased with a remaining maturity of three months or less are classified as cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories are as follows (in thousands):

                                                               SEPT. 26,    OCT. 2,    APRIL 1,
                                                                    1998       1999        2000
-----------------------------------------------------------------------------------------------
Purchased parts and assemblies..............................   $ 30,421    $26,200    $ 34,586
Work-in-process.............................................     33,684     33,098      37,478
Finished goods..............................................     39,436     38,604      40,416
                                                               --------    -------    --------
Inventories.................................................   $103,541    $97,902    $112,480
                                                               ========    =======    ========

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are generally depreciated or amortized using the straight-line method. Cost and estimated useful lives are as follows (in thousands):

                                                SEPT. 26,     OCT. 2,    APRIL 1,
                                                     1998        1999        2000      USEFUL LIFE
--------------------------------------------------------------------------------------------------
Land.........................................   $  7,282    $  7,212    $  7,230
Buildings and improvements...................     41,217      41,939      43,252       20-31 years
Equipment, furniture and fixtures............     88,942     103,373     108,823        3-10 years
Leasehold improvements.......................     10,334      13,106      12,959    Terms of lease
                                                --------    --------    --------
Property and equipment.......................   $147,775    $165,630    $172,264
                                                ========    ========    ========

GOODWILL

Goodwill relates to acquired subsidiaries and is being amortized on a straight-line basis over estimated useful lives of three to forty years. Coherent evaluates its long-lived assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

INTANGIBLE ASSETS

Intangible assets, recorded as other assets, include distribution rights, acquired existing technology, licenses and patents and are amortized on a straight-line basis over estimated useful lives of two to seventeen years. Coherent evaluates its long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

WARRANTY

Coherent warrants certain of its products and provides for estimated product warranty costs at the time of sale.

REVENUE RECOGNITION

Coherent generally recognizes revenue from product sales upon shipment or title transfer, if later, and from service upon performance or over the terms of the service contract as appropriate.

CONCENTRATION OF CREDIT RISK

Financial instruments which may potentially subject Coherent to concentrations of credit risk consist principally of cash equivalents, short-term investments and accounts receivable. Coherent invests only in U.S. Treasury obligations or with high credit quality financial institutions and, by policy, limits the

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

amount of credit exposure to any one institution. At October 2, 1999, the majority of its short-term investments are in repurchase agreements, corporate obligations and federal agency obligations. The majority of Coherent's accounts receivable are derived from sales to customers for commercial, medical and scientific research applications. Coherent performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral. Coherent maintains reserves for potential credit losses.

INCOME TAXES

Coherent accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. A valuation allowance is established to reduce the deferred tax asset if it is "more likely than not" that the related tax benefits will not be realized in the future.

Federal income taxes have not been provided on a portion of the unremitted earnings of foreign subsidiaries either because such earnings are intended to be permanently reinvested or because foreign tax credits are available to offset any planned distributions of such earnings. The total amount of unremitted earnings of foreign subsidiaries was approximately $46,142,000 at October 2, 1999. Withholding taxes of approximately $2,270,000 would be payable upon repatriation of such earnings which would result in additional foreign tax credits.

DERIVATIVES

Coherent enters into forward exchange contracts to minimize the short-term impact of foreign currency fluctuations on assets and liabilities and firm commitments denominated in currencies other than the functional currency of the reporting entity. All foreign exchange forward contracts are designated as and effective as a hedge and are highly inversely correlated to the hedged item as required by generally accepted accounting principles. Gains and losses on the contracts that hedge foreign currency assets and liabilities are included in other income and offset foreign exchange gains or losses from the revaluation of intercompany balances or other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity. The cash flow impact of Coherent's derivative hedges offsets the cash flow impact of the foreign exchange movements on the underlying exposed asset and liability. Gains and losses on contracts that hedge firm commitments of foreign currency purchases or sales are deferred and recognized at the time the hedged transaction is recorded as an offset to the amount of the related purchase or sale. Fair values of exchange contracts are determined by obtaining quoted market prices of comparable contracts, adjusted through interpolation where necessary for maturity differences.

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

EARNINGS PER SHARE

Earnings per share (EPS) are computed as basic EPS using the weighted average number of common shares outstanding and diluted EPS using the weighted average number of common and dilutive common shares outstanding, in accordance with SFAS 128 (See Note 10).

COMPREHENSIVE INCOME

On September 27, 1998, Coherent adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

STOCK-BASED COMPENSATION

As permitted under SFAS 123, "Accounting for Stock-Based Compensation," Coherent accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." (See Note 9).

UNAUDITED INTERIM FINANCIAL INFORMATION

The unaudited interim financial information as of April 1, 2000 and for the six months ended April 3, 1999 and April 1, 2000 has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of this interim information. Operating results for the six months ended April 1, 2000 are not necessarily indicative of the results that may be expected for the year ending September 30, 2000.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform with the current year presentation. Such reclassifications had no impact on net income or stockholders' equity for any year presented.

2.  ACQUISITIONS

During the three fiscal years ended October 2, 1999 and the six months ended April 1, 2000, Coherent made the acquisitions described in the following paragraphs, each of which has been accounted for as a purchase. The consolidated financial statements include the operating results of each business from the date of acquisition. Pro forma results of operations have not been presented, except for the acquisition of Star Medical Technologies, Inc., because the effects of these acquisitions were not material on either an individual or an aggregate basis. The amounts allocated to purchased in-process research and development were determined through established valuation techniques in the high technology industry and were expensed upon acquisition, because technological feasibility had not been established and no future alternative uses existed. Research and development costs to complete

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

development of the research and development from these acquired companies to technological feasibility are not expected to have a material impact on Coherent's future results of operations or cash flows. Amounts allocated to goodwill and other intangibles arising from such acquisitions are amortized on a straight-line basis over periods ranging from three to fifteen years.

In December 1999, Coherent acquired the remaining 75% interest of Microlase Optical Systems, Ltd (Microlase), in Glasgow, Scotland, for approximately $3.2 million cash. Coherent now owns the entire share capital of Microlase. Microlase is the manufacturer of a range of advanced solid-state lasers that are used in a number of developing applications including scientific research and semiconductor test equipment. The acquisition was accounted for as a purchase and, accordingly, Coherent has recorded the approximately $2.2 million excess of the purchase price over the fair value of net assets acquired as goodwill and other intangible assets, which will be amortized over 5 years.

In April 1999, Coherent acquired all of the outstanding shares of Star Medical Technologies, Inc. (Star) for approximately $67.0 million (consisting of $65.0 million in cash, $1.7 million of unamortized distribution rights and $0.3 million of acquisition costs) from Palomar Medical Technologies, Inc. and from certain Star employees. Star, based in Pleasanton, California, manufactures LightSheer-TM- laser diode systems, which have received FDA approval for hair removal and the treatment of leg veins. The acquisition was treated as a purchase and, accordingly, the acquired assets and liabilities were recorded at their fair market values at the date of acquisition.

The aggregate purchase price of $67.0 million (including acquisition costs) has been allocated to the assets and in-process research and development acquired. The total purchase price was allocated among the assets acquired (including acquired in-process research and development) as follows (in thousands):

----------------------------------------------------------------------
Purchase price allocation:

Tangible assets.............................................  $ 11,214
In-process research and development.........................    16,000
Intangible assets:
    Goodwill................................................    30,868
    Existing technology.....................................    19,200
    Workforce...............................................     1,700
Liabilities assumed.........................................   (10,841)
Deferred tax liabilities....................................    (1,170)
                                                              --------
Total.......................................................  $ 66,971
                                                              ========

The goodwill is being amortized over its estimated useful life of 15 years. The existing technology and workforce assets are being amortized over their estimated useful lives of 7 and 3 years, respectively.

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

The purchase price allocation and intangible valuation was based on management's estimates of the after-tax net cash flows and gave explicit consideration to the Securities and Exchange Commission's views on purchased in-process research and development as set forth in its September 9, 1998 letter to the American Institute of Certified Public Accountants. Specifically, the valuation gave consideration to the following: (i) the employment of a fair market value premise excluding any Coherent-specific considerations which could result in estimates of investment value for the subject assets; (ii) comprehensive due diligence concerning all potential intangible assets including trademarks/trade names, patents, copyrights, non-compete agreements, assembled workforce, customer relationships and sales channel; (iii) the value of existing technology was specifically addressed, with a view toward ensuring the relative allocations to existing technology and in-process research and development were consistent with the relative contributions of each to the final product; and (iv) the allocation to in-process research and development was based on a calculation that considered only the efforts completed as of the transaction date, and only the cash flow associated with said completed efforts for one generation of the products currently in process.

As indicated above, Coherent recorded a one-time charge of $16,000,000 ($10,734,000 net of tax) in 1999 for purchased in-process research and development related to five development projects. The charge related to the portion of these products, excluding existing technology, that had not reached technological feasibility, had no alternative future use and for which successful development was uncertain. Management's conclusion that the in-process development effort had no alternative future use was reached in consultation with the engineering personnel from both Coherent and Star.

The first of these projects is a new product in the LightSheer family that results in a 50% increase in power and twice the coverage by incorporating a new heat exchanger, thermoelectric cooling system, sapphire tip and software. At the time of acquisition, the development was 86% complete and the estimated cost to complete was $0.2 million. Coherent began shipping the product in May 1999. The second of these projects is a next generation LightSheer product that incorporates a new microprocessor and touch-screen as well as redesigns the packaging to improve serviceability. At the time of acquisition, the development was 78% complete and the estimated cost to complete was $0.5 million. Coherent began shipping the product in July 1999. The third of these projects is a new product in the LightSheer family that will result in increased coverage and will require a new clinical trial. At the time of acquisition, the development was 72% complete and the estimated cost to complete was $0.6 million. Management expects that the product will become available for sale in fiscal 2000. The fourth project is a new application of the semiconductor diode array technology, originally developed for hair removal, in a laser-based diagnostic system. At the time of acquisition, the development was 58% complete and the estimated cost to complete was $1.0 million. Management expects that the product will become available for sale in fiscal 2001. The fifth development project is an ensemble of diode array products. At the time of acquisition, the development was 54% complete and the estimated cost to complete was $1.4 million. Management expects that the product will become available for sale in fiscal 2001; however, no assurances can be given as to the availability, if any.

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

Coherent will begin to benefit from the acquired research and development of these products once they begin shipping. Failure to reach successful completion of these projects could result in impairment of the associated capitalized intangible assets and could require Coherent to accelerate the time period over which the intangibles are being amortized, which could have a material adverse effect on Coherent's business, financial condition or results of operations.

Significant assumptions used to determine the value of in-process research and development included several factors, including the following: (i) forecast of net cash flows that were expected to result from the development effort using projections prepared by Coherent's and Star's management; (ii) percentage complete for the projects estimated by considering a number of factors, including the costs invested to date relative to total cost of the development effort and the amount of progress completed as of the acquisition date, on a technological basis, relative to the overall technological achievements required to achieve the functionality of the eventual product. The technological issues were addressed by engineering representatives from both Coherent and Star, and when estimating the value of the technology, the projected financial results of the acquired assets were estimated on a stand-alone basis without any consideration to potential synergistic benefits or "investment value" related to the acquisition. Accordingly, separate projected cash flows were prepared for both the existing as well as the in-process projects. These projected results were based on the number of units sold times average selling price less the associated costs. After preparing the estimated cash flows from the products being developed, a portion of these cash flows were attributed to the existing technology, which was embodied in the in-process product lines and enabled a quicker and more cost-effective development of these products. When estimating the value of the existing and in-process technologies, discount rates of 15% and 30% were used, respectively. The discount rates considered both the status and risks associated with the respective cash flows at the acquisition date.

Selected unaudited pro forma combined results of operations for the years ended September 26, 1998 and October 2, 1999, assuming the Star acquisition had occurred on September 28, 1997, are as follows:

                                                                    1998            1999
                                                              (IN THOUSANDS, EXCEPT PER
                                                                    SHARE AMOUNTS)
----------------------------------------------------------------------------------------
Net sales...................................................   $422,387        $485,617
Net income..................................................        980          22,334
Net income per diluted share................................   $   0.04        $   0.91

In May 1999, Coherent issued $70 million of Senior Notes in a private bond placement to finance the acquisition of Star. Of the Senior Notes, $44 million is payable in annual installments from May 2000 through May 2006, at an interest rate of 6.7%, and $26 million is payable in annual installments from May 2004 through May 2006, at an interest rate of 6.91%.

In December 1997, Coherent entered into a joint venture agreement with Fiber Optic Network Solutions Corporation (FONS) and Fiber Optic Transmission Systems Corporation to engage in the

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

business of the design, development, production and marketing of fiber optic transmission and distribution systems in the field of CATV, telecommunications and high-speed data transmission. A limited liability company was formed, CFX Communication Systems, LLC, to which Coherent paid $0.5 million to FONS' owners in exchange for 60% ownership of CFX. Coherent recorded $0.4 million of goodwill associated with the purchase. The CFX joint venture was unable to achieve its business objectives and ceased operations in May 1999. The related goodwill has been fully amortized.

In May 1997, Coherent acquired the assets and operations of Ealing Electro-Optics, located in Watford, England, and its U.S. subsidiary, located in Holliston, Massachusetts, for approximately $9.5 million in cash. Ealing is a recognized leader in the design and manufacture of precision optical assemblies as well as complete lens and thermal imaging test systems. In addition, Ealing is a distributor of electro-optic components and its "Gold" catalog sells over 5,000 components to the photonics industry. The acquisition was accounted for as a purchase and, accordingly, Coherent has recorded the approximately $4.0 million excess of the purchase price over the fair value of net assets acquired as goodwill, which is being amortized over 10 years.

In December 1996, Coherent acquired 80% of the outstanding shares of Tutcore OY Ltd., located in Tampere, Finland, for approximately $10.0 million (consisting of $4.0 million of cash, $5.4 million of deferred payment obligations and $0.6 million of acquisition costs). Tutcore specializes in the growth and processing of aluminum-free epitaxial wafers used in semiconductor lasers. Also in December 1996, Coherent purchased the net assets of Micracor, Inc. of Acton, Massachusetts for approximately $0.9 million (consisting of $0.8 million of cash and $0.1 million of acquisition costs). Micracor was a manufacturer of materials used in semiconductor-based solid state microchip lasers for the telecommunications market. These acquisitions were accounted for as purchases and, accordingly, the acquired assets and liabilities were recorded at their estimated fair market values at the dates of the acquisitions. The aggregate purchase price of $10.9 million (including acquisition costs) has been allocated to the assets and liabilities acquired. Approximately $9.3 million of the total purchase price for these entities represented the value of in-process technology that had not yet reached technological feasibility and had no alternative future use, and was charged to operations during the first quarter of fiscal 1997. Coherent's consolidated results of operations include the operating results of the acquired companies from their acquisition dates.

In March 1998, Coherent issued 124,645 shares of Company stock ($2,875,000) as payment for the remaining obligation relating to the 1995 acquisition of Adlas GmbH and Co. KG, located in Lubeck, Germany.

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

3.  BALANCE SHEET DETAILS

Prepaid expenses and other assets consist of the following (in thousands):

                                                               SEPT. 26,    OCT. 2,    APRIL 1,
                                                                    1998       1999        2000
-----------------------------------------------------------------------------------------------
Prepaid income taxes........................................    $10,275    $ 4,943     $ 1,367
Prepaid expenses and other..................................     12,620     13,795      14,202
                                                                -------    -------     -------
Prepaid expenses and other assets...........................    $22,895    $18,738     $15,569
                                                                =======    =======     =======

Other assets consist of the following (in thousands):

                                                               SEPT. 26,    OCT. 2,    APRIL 1,
                                                                    1998       1999        2000
-----------------------------------------------------------------------------------------------
Intangible assets...........................................    $ 8,609    $24,729     $22,087
Other assets................................................     13,419     22,470      31,443
Assets held for investment..................................      1,507      1,252       1,215
                                                                -------    -------     -------
Other assets................................................    $23,535    $48,451     $54,745
                                                                =======    =======     =======

Assets held for investment at September 26, 1998, October 2, 1999 and April 1, 2000 include Coherent's former manufacturing facility in Sturbridge, Massachusetts, which Coherent is leasing to Convergent Prima, Inc. Accumulated amortization of intangible assets is $6,713,000 at September 26, 1998, $8,534,000 at October 2, 1999 and $11,065,000 at April 1, 2000.

Other current liabilities consist of the following (in thousands):

                                                               SEPT. 26,    OCT. 2,    APRIL 1,
                                                                    1998       1999        2000
-----------------------------------------------------------------------------------------------
Accrued payroll and benefits................................    $20,803    $25,132     $25,161
Accrued expenses and other..................................     14,495     22,567      24,472
Reserve for warranty........................................     10,938     13,269      14,149
Deferred income.............................................     10,517      9,695      10,701
Customer deposits...........................................      2,850      2,457       5,563
                                                                -------    -------     -------
Other current liabilities...................................    $59,603    $73,120     $80,046
                                                                =======    =======     =======

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

Other long-term liabilities consist of the following (in thousands):

                                                               SEPT. 26,    OCT. 2,    APRIL 1,
                                                                    1998       1999        2000
-----------------------------------------------------------------------------------------------
Deferred compensation.......................................    $ 8,200    $11,233     $14,402
Deferred income and other...................................      3,082      3,435       2,912
Environmental remediation costs.............................      1,269      1,169       1,169
Deferred tax liabilities....................................         48        982         982
                                                                -------    -------     -------
Other long-term liabilities.................................    $12,599    $16,819     $19,465
                                                                =======    =======     =======

4.  FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash equivalents and short-term investments are stated at fair market value based on quoted market prices.

The recorded carrying amount of Coherent's long-term obligations approximates fair market value.

The carrying amount and fair value of foreign exchange contracts was $29.5 million and $30.0 million at September 26, 1998, respectively. The carrying amount and fair value of foreign exchange contracts was $24.1 million at October 2, 1999. The fair value of foreign exchange contracts is estimated by obtaining quoted market prices of comparable contracts, adjusted through interpolation where necessary for maturity differences.

FOREIGN EXCHANGE CONTRACTS

In the normal course of business, Coherent has exposures to foreign currency fluctuations arising from foreign currency sales and purchases and intercompany transactions, among other things. Coherent uses foreign exchange forward contracts to limit its exposure to foreign exchange losses arising from nonfunctional currency payables and receivables and firm commitments. Coherent evaluates its net exposure therefrom and enters into forward contracts to hedge the net exposure over a specified amount. These contracts are executed with credit-worthy financial institutions and are denominated in currencies of major industrial nations. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact Coherent's financial results. Costs associated with entering into such contracts are generally amortized over the life of the instruments and are not material to Coherent's financial results.

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

At September 26, 1998 and October 2, 1999, Coherent had foreign currency forward contracts outstanding to hedge foreign currency accounts receivable and accounts payable and sales backlog usually shippable within 90 days. These contracts have maturities which typically range from 90 to 360 days and are intended to reduce exposure to foreign currency exchange risk. The aggregate fair value and unrealized gain (loss) of foreign exchange contracts are as follows (in thousands):

                                                          SEPT. 26, 1998              OCT. 2, 1999
                                                     ------------------------   ------------------------
                                                                   UNREALIZED                 UNREALIZED
                                                     FAIR VALUE   GAIN (LOSS)   FAIR VALUE   GAIN (LOSS)
--------------------------------------------------------------------------------------------------------
Euro...............................................                               $ 9,635      $  302
Japanese Yen.......................................    $10,317       $ 106          8,528         703
British Pound Sterling.............................        978          23          3,060          80
Swedish Krone......................................        622          (6)         1,511          27
Hong Kong Dollar...................................        699         (15)           579
Danish Kroner......................................                                   404           9
Norwegian Kroner...................................        486         (20)           234           7
Canadian Dollar....................................        172           2            169
German Deutschemark................................      9,465        (184)
French Franc.......................................      6,241        (322)
Austrian Schilling.................................      1,529         (51)
Belgian Franc......................................        406         (30)
Finnish Mark.......................................       (314)         21
Dutch Guilder......................................       (610)         34
                                                       -------       -----        -------      ------
                                                       $29,991       $(442)       $24,120      $1,128
                                                       =======       =====        =======      ======

5.  SHORT-TERM BORROWINGS

Short-term borrowings consist of the following (in thousands):

                                                               SEPT. 26,    OCT. 2,    APRIL 1,
                                                                    1998       1999        2000
-----------------------------------------------------------------------------------------------
Borrowings under bank lines.................................    $ 9,479    $11,850     $21,404
Note payable to minority stockholder in subsidiary..........      2,166      2,521       2,195
                                                                -------    -------     -------
Short-term borrowings.......................................    $11,645    $14,371     $23,599
                                                                =======    =======     =======

The note payable to stockholder interest in subsidiary is due upon four weeks notice from the note holder and bears interest at EURIBOR (Euro Interbank Offered Rate) plus 0.5% with a maximum of 9.0%.

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

Coherent maintains lines of credit worldwide with several banks. Coherent's primary domestic line of credit is a $20,000,000 unsecured revolving account from Bank of America that expires April 23, 2002. In addition, Coherent has several foreign lines of credit, which allow it to borrow in the applicable local currency. At October 2, 1999, these lines of credit totaled $38,852,000 and were concentrated in Germany and Japan. Coherent's lines of credit generally provide borrowing at the bank reference rate or better, which varies depending on the country where the funds are borrowed. Amounts outstanding at October 2, 1999 were at a weighted average interest rate of 2.4%. The Company's domestic lines of credit are generally subject to standard covenants related to financial ratios, profitability and dividend payments. Coherent was in compliance with all financial covenants at October 2, 1999 and April 1, 2000.

6.  INCOME TAXES

The provision for income taxes consists of the following (in thousands):

                                                                  1997       1998       1999
--------------------------------------------------------------------------------------------
Currently payable:
  Federal...................................................  $ 9,789    $ 5,126    $  5,138
  State.....................................................    1,666         65        (853)
  Foreign...................................................   10,660      7,171      10,367
                                                              -------    -------    --------
                                                               22,115     12,362      14,652
                                                              -------    -------    --------
Deferred:
  Federal...................................................    1,601     (7,069)     (9,772)
  State.....................................................      (35)      (757)       (342)
  Foreign...................................................   (3,179)       358        (149)
                                                              -------    -------    --------
                                                               (1,613)    (7,468)    (10,263)
                                                              -------    -------    --------
Provision for income taxes..................................  $20,502    $ 4,894    $  4,389
                                                              =======    =======    ========

The components of income before income taxes consist of (in thousands):

                                                                  1997       1998       1999
--------------------------------------------------------------------------------------------
United States...............................................  $31,244    $ 8,037    $(3,769)
Foreign.....................................................   15,550     15,668     19,999
                                                              -------    -------    -------
Income before income taxes..................................  $46,794    $23,705    $16,230
                                                              =======    =======    =======

--------------------------------------------------------------------------------

Coherent, Inc. and subsidiaries
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

The reconciliation of the statutory federal income tax rate to the effective rate is as follows:

                                                                  1997          1998          1999
                                                                  % OF          % OF          % OF
                                                                PRETAX        PRETAX        PRETAX
                                                                INCOME        INCOME        INCOME
--------------------------------------------------------------------------------------------------
Federal statutory tax rate..................................    35.0%         35.0%         35.0%
Benefit from favorable IRS ruling...........................                 (10.3)
Non-deductible purchased in-process research and
  development...............................................     6.3
Foreign tax rates in excess of U.S. rates...................     4.4           7.8          19.8
Foreign tax credit..........................................    (1.8)         (8.6)        (13.6)
Foreign sales corporation benefit...........................                                (1.8)
State income taxes, net of federal income tax benefit.......     2.3          (1.9)         (4.8)
Goodwill....................................................     0.3           1.1
Research and development credit.............................    (2.9)         (4.7)         (2.6)
Other.......................................................     0.2           2.2          (5.0)
                                                                ----         -----         -----
Provision for income taxes..................................    43.8%         20.6%         27.0%
                                                                ====         =====         =====

The significant components of deferred tax assets and liabilities were (in thousands):

                                                               SEPT. 26,    OCT. 2,
                                                                    1998       1999
-----------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Reserves and accruals not currently deductible..............    $18,402    $26,600
Operating loss carry forwards and tax credits...............      6,683      6,464
Intercompany profit.........................................      1,179      2,240
Deferred service revenue....................................      2,462      2,813
State taxes.................................................      1,114
Depreciation and amortization...............................        620      5,891
Other.......................................................      2,456      2,685
                                                                -------    -------
                                                                 32,916     46,693
Valuation allowance.........................................     (3,567)    (2,300)
                                                                -------    -------
                                                                 29,349     44,393
DEFERRED TAX LIABILITIES:
Other.......................................................      2,779      2,735
                                                                -------    -------
                                                                  2,779      2,735
                                                                -------    -------
Total deferred tax assets and liabilities...................    $26,570    $41,658
                                                                =======    =======

Coherent decreased its valuation allowance in fiscal 1999 by $1,267,000 to utilize the reserve on foreign tax credit carry forwards that expired.

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

The total net deferred tax asset is classified on the balance sheet as follows (in thousands):

                                                              SEPT. 26,    OCT. 2,
                                                                   1998       1999
----------------------------------------------------------------------------------
Current deferred income tax assets..........................   $26,618    $37,014
Non-current deferred income tax assets......................                5,626
Non-current deferred income tax liabilities.................       (48)      (982)
                                                               -------    -------
Net deferred tax assets.....................................   $26,570    $41,658
                                                               =======    =======

Total net operating losses of $1,855,000 for tax return purposes expire in 2004. Of the total tax credits of $923,000 for tax return purposes, $759,000 expires in fiscal 2003 and $164,000 expires in fiscal 2004.

Utilization of certain of these carryforwards is subject to restrictions relating to taxable income of subsidiaries not previously consolidated for income tax purposes.

7.  LONG-TERM OBLIGATIONS

The components of long-term obligations are as follows (in thousands):

                                                               SEPT. 26,    OCT. 2,    APRIL 1,
                                                                    1998       1999        2000
-----------------------------------------------------------------------------------------------
Notes payable...............................................    $ 8,292    $77,142     $77,880
Bonds payable...............................................      2,200      1,800       1,800
Capital leases..............................................         19      1,297       2,501
Deferred acquisition payment (Note 2).......................      3,105      3,105       2,065
                                                                -------    -------     -------
                                                                 13,616     83,344      84,246
Current portion.............................................       (788)    (8,599)     (7,749)
                                                                -------    -------     -------
Long-term obligations.......................................    $12,828    $74,745     $76,497
                                                                =======    =======     =======

NOTES PAYABLE--At October 2, 1999, notes payable consists of $70.0 million ($44.0 million at 6.7% and $26.0 million at 6.9%) to finance the Star acquisition, $2.1 million at 8.0% for the mortgage on the CEEL facility, $3.1 million at 1.0% to 8.2% of outside financing for Tutcore and $2.0 million at 4.5% of outside financing by Lambda Physik GmbH. Notes payable are generally secured by the related assets financed.

BONDS PAYABLE--Bonds payable were issued to finance the construction of certain facilities and acquisition of equipment, which secure repayment of the bonds. The bonds are payable in installments through 2008 with a variable interest rate (4.71% at October 2, 1999) not to exceed 12%. The bonds are guaranteed by a letter of credit issued by Union Bank with an annual fee of 1.5%.

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

Annual maturities of debt are: $8,349,000 in 2000, $7,523,000 in 2001,
$9,663,000 in 2002, $7,452,000 in 2003, $15,826,000 in 2004 and thereafter
$33,234,000.

8.  STOCKHOLDERS' EQUITY

Each outstanding share of Coherent's common stock carries a stock purchase right (right) issued pursuant to a dividend distribution declared by Coherent's Board of Directors and distributed to stockholders of record on November 17, 1989. When exercisable, each right entitles the stockholder to buy one share of Coherent's common stock at an exercise price of $80. The rights will become exercisable following the tenth day after a person or group announces acquisition of 20% or more of Coherent's common stock or announces commencement of a tender offer, the consummation of which would result in ownership by the person or group of 20% or more of the common stock. Coherent will be entitled to redeem the rights at $.01 per right at any time on or before the 10th day following the acquisition by a person or group of 20% or more of Coherent's common stock.

If, prior to redemption of the rights, Coherent is acquired in a merger or other business combination in which Coherent is the surviving corporation, or a person or group acquires 20% or more of Coherent's common stock, each right owned by a holder of less than 20% of the common stock will entitle its owner to purchase, at the right's then current exercise price, a number of shares of common stock of Coherent having a fair market value equal to twice the right's exercise price. If Coherent sells more than 50% of its assets or earning power or is acquired in a merger or other business combination in which it is not the surviving corporation, the acquiring person must assume the obligations under the rights and the rights will become exercisable to acquire common stock of the acquiring person at the discounted price.

9.  EMPLOYEE STOCK OPTION AND BENEFIT PLANS

PRODUCTIVITY INCENTIVE PLAN

The Productivity Incentive Plan (Plan) provides for quarterly distributions of common stock and cash to each eligible employee. The amounts of the distributions are based on consolidated pre-tax profit, the market price of Coherent's common stock and the employee's salary. The fair market value of common stock and cash that are earned under the Plan are charged to expense. For fiscal 1997, 30,616 shares (fair market value of $686,029) and $4,247,005 were accrued for the benefit of employees. For fiscal 1998, 20,674 shares (fair market value of $346,889) and $2,467,724 were accrued for the benefit of employees. For fiscal 1999, 25,097 shares (fair market value of $402,003) and $3,080,306 were accrued for the benefit of employees. At October 2, 1999, Coherent had 25,397 shares of its common stock reserved for future issuance under the Plan.

COHERENT EMPLOYEE RETIREMENT AND INVESTMENT PLAN

Under the Coherent Employee Retirement and Investment Plan, Coherent matches employee contributions to the Plan up to a maximum of 6% of the employee's individual earnings. Employees

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

become eligible for participation and for Company matching contributions after completing one year of service. Coherent's contributions (net of forfeitures) for fiscal 1997, 1998 and 1999 were $3,057,000, $3,322,000 and $3,757,000, respectively.

SUPPLEMENTAL RETIREMENT PLAN

Coherent has a Supplemental Retirement Plan for senior management personnel which permits the participants to contribute up to 24% of their before tax earnings to a trust. Coherent will match these contributions up to an amount equal to 6% of such participants' earnings less any amounts contributed by Coherent to such participant under the Coherent Employee Retirement and Investment Plan. Coherent's contributions (net of forfeitures) for fiscal 1997, 1998 and 1999 were $17,834, $13,602 and $18,117, respectively.

EMPLOYEE STOCK PURCHASE PLAN

Coherent has an Employee Stock Purchase Plan whereby eligible employees may authorize payroll deductions of up to 10% of their regular base salary to purchase shares at the lower of 85% of the fair market value of the common stock on the date of commencement of the offering or on the last day of the twelve-month offering period. In fiscal 1997, 155,206 shares were purchased by and distributed to employees at an average price of $15.69 per share. In fiscal 1998, 208,270 shares were purchased by and distributed to employees at an average price of $16.11 per share. In fiscal 1999, 180,295 shares were purchased by and distributed to employees at an average price of $8.55 per share.

At October 2, 1999, $3,686,000 had been contributed by employees that will be used to purchase a maximum of 559,988 shares in fiscal 2000 at a price determined under the terms of the Plan. At October 2, 1999, Coherent had 2,223,000 shares of its common stock reserved for future issuance under the plan.

STOCK OPTION PLANS

Coherent has two stock option plans and a non-employee Directors' Stock Option Plan. Under these plans, Coherent may grant options to purchase up to 9,000,000 and 400,000 shares of common stock, respectively. Employee options are generally exercisable three years from the grant date, at the fair market value of the common stock on the date of the grant; however, initial grants to employees vest 25% annually. Director options are automatically granted to non-employee directors of Coherent. Such directors initially receive a stock option for 20,000 shares exercisable over a four-year period. Additionally, the non-employee directors receive an annual grant of 5,000 shares exercisable four years from the date of grant. Grants under all plans expire six years from the original grant date.

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

Option activity for all plans is summarized as follows:

                                                                  OUTSTANDING OPTIONS
                                                              ----------------------------
                                                                          WEIGHTED AVERAGE
                                                              NUMBER OF     EXERCISE PRICE
                                                                 SHARES          PER SHARE
------------------------------------------------------------------------------------------
OUTSTANDING, SEPTEMBER 28, 1996 (462,200 EXERCISABLE AT A
  WEIGHTED AVERAGE PRICE OF $6.51)..........................  2,180,600             $13.17
Options granted (weighted average fair value of $9.00)......    898,100              20.56
Options exercised...........................................   (315,200)              7.64
Options canceled............................................   (143,700)             17.24
                                                              ---------             ------
OUTSTANDING, SEPTEMBER 27, 1997 (634,900 EXERCISABLE AT A
  WEIGHTED AVERAGE PRICE OF $8.58)..........................  2,619,800              16.17
Options granted (weighted average fair value of $5.25)......    983,900              11.71
Options exercised...........................................   (473,800)              8.68
Options canceled............................................   (247,600)             18.56
                                                              ---------             ------
OUTSTANDING, SEPTEMBER 26, 1998 (757,500 EXERCISABLE AT A
  WEIGHTED AVERAGE PRICE OF $14.00).........................  2,882,300              15.67
Options granted (weighted average fair value of ($6.82).....  1,405,300              14.71
Options exercised...........................................   (201,000)              9.83
Options canceled............................................   (393,100)             17.58
                                                              ---------             ------
OUTSTANDING, OCTOBER 2, 1999 (1,099,000 EXERCISABLE AT A
  WEIGHTED AVERAGE PRICE OF $16.59).........................  3,693,500              15.40
Options granted.............................................  1,145,900              47.89
Options exercised...........................................   (546,400)             15.90
Options canceled............................................   (113,500)             14.95
                                                              ---------             ------
OUTSTANDING, APRIL 1, 2000 (675,600 EXERCISABLE AT A
  WEIGHTED AVERAGE PRICE OF $17.45).........................  4,179,500             $24.25
                                                               --------             ------
                                                               --------             ------

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

At October 2, 1999, 2,821,500 options were available for future grant under all plans. The following table summarizes information about fixed stock options outstanding at October 2, 1999:

                                      OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                       -------------------------------------------------  ------------------------------
                                     WEIGHTED AVERAGE
                                            REMAINING
RANGE OF EXERCISE           NUMBER   CONTRACTUAL LIFE   WEIGHTED AVERAGE       NUMBER   WEIGHTED AVERAGE
PRICES                 OUTSTANDING            (YEARS)     EXERCISE PRICE  EXERCISABLE     EXERCISE PRICE
---------------------  -------------------------------------------------  ------------------------------
$ 6.00 - 6.56........     110,170               0.60              $ 6.44     110,180              $ 6.44
  6.75 - 8.94........     672,650               4.89                8.92      95,850                8.85
  9.00 - 13.06.......     397,760               5.41               12.61      10,250                9.83
 13.19 - 14.50.......     621,540               3.95               14.15     245,650               13.75
 14.63 - 15.88.......     510,440               5.54               15.69       8,500               15.81
 15.94 - 19.56.......     441,340               3.27               18.99     301,450               19.49
 19.63 - 19.63.......     455,050               3.57               19.63      81,700               19.63
 19.94 - 24.13.......     371,050               3.68               22.12     175,120               21.69
 24.25 - 27.44.......      92,300               3.50               24.46      49,900               24.46
 27.75 - 27.75.......      21,200               2.61               27.75      20,400               27.75
---------------------   ---------               ----              ------   ---------              ------
$ 6.00 - 27.75.......   3,693,500               4.22              $15.40   1,099,000              $16.59
                        =========                                          =========

SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income (loss) and earnings (loss) per share had Coherent adopted the fair value method as of the beginning of fiscal 1996. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from Coherent's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

Coherent's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                           1997             1998             1999
-------------------------------------------------------------------------------------------------
Expected life in years............................  3.85 - 4.07      3.87 - 3.98      3.82 - 4.08
Expected volatility...............................         46.7%            50.2%            52.3%
Risk-free interest rate...........................          6.2%             5.5%             5.3%
Expected dividends................................         none             none             none

Coherent's calculations are based on a single option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the 1997, 1998 and 1999 awards had been amortized to

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

expense over the vesting period of the awards, pro forma net income and earnings per share would appear as follows (in thousands, except per share data):

                                                                       1997       1998       1999
-------------------------------------------------------------------------------------------------
Net income                    As reported........................  $26,292    $18,811    $11,841
                              Pro forma..........................  $23,765    $15,283    $ 7,306

Net income per diluted share  As reported........................  $  1.12    $  0.79    $  0.48
                              Pro forma..........................  $  1.01    $  0.64    $  0.30

The impact of outstanding non-vested stock options granted prior to fiscal 1996 has been excluded from the pro forma calculation; accordingly, the fiscal 1997, 1998 and 1999 pro forma amounts are not indicative of future period pro forma amounts, when the calculation will apply to all applicable stock options.

NOTES RECEIVABLE FROM STOCK SALES

Notes receivable from stock sales result from the exercise of stock options for notes. The notes are full recourse promissory notes bearing interest at 4.7 to 7.1% and are collateralized by the stock issued upon exercise of the stock options. Interest is payable annually and principal is due through 2004.

10.  EARNINGS PER SHARE

Basic earnings per share is computed based on the weighted average number of shares outstanding during the period. Diluted earnings per share is computed based on the weighted average number of shares outstanding during the period increased by the effect of dilutive stock options and stock purchase contracts, using the treasury stock method, and shares issuable under the Productivity Incentive Plan.

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

The following table presents information necessary to calculate basic and diluted earnings per common and common equivalent share (in thousands, except per share data):

                                                                                 SIX MONTHS ENDED
                                                       FISCAL YEARS            ---------------------
                                              ------------------------------    APRIL 3,    APRIL 1,
                                                  1997       1998       1999        1999        2000
----------------------------------------------------------------------------   ---------------------
Weighted average shares
  outstanding--basic........................   22,664     23,374     23,957      23,861      24,705
  Common stock equivalents..................      755        354        435         322       1,702
  Employee stock purchase plan
   equivalents..............................       61         21        241         195         187
                                              -------    -------    -------     -------     -------
Weighted average shares and
  equivalents--diluted......................   23,480     23,749     24,633      24,378      26,594
                                              =======    =======    =======     =======     =======
Net income for basic and diluted earnings
  per share computation.....................  $26,292    $18,811    $11,841     $ 9,646     $15,076
                                              =======    =======    =======     =======     =======
Net income per share--basic.................  $  1.16    $  0.80    $  0.49     $  0.40     $  0.61
Net income per share--diluted...............  $  1.12    $  0.79    $  0.48     $  0.40     $  0.57

A total of 69,000, 1,546,000, 1,602,000 and 316,000 anti-dilutive weighted shares have been excluded from the dilutive share equivalents calculation at September 27, 1997, September 26, 1998, October 2, 1999 and April 1, 2000, respectively.

11.  OTHER INCOME (EXPENSE)

Other income (expense) is as follows (in thousands):

                                                                                          SIX MONTHS
                                                                                             ENDED
                                                             FISCAL YEARS            ---------------------
                                                    ------------------------------    APRIL 3,    APRIL 1,
                                                        1997       1998       1999        1999        2000
----------------------------------------------------------------------------------------------------------
Gain on sale of facility..........................  $ 3,526
Minority interest in subsidiaries.................   (1,324)    $(908)    $(1,118)     $(454)      $(970)
Royalty income....................................      951       683         328        178         176
Equity in income (loss) of joint ventures.........      287       131         436        (25)       (181)
Gain (loss) on investments, net...................      (41)       45        (224)       (84)        (57)
Other--net........................................    1,257       295        (393)      (443)        666
                                                    -------     -----     -------      -----       -----
Other income (expense) net........................  $ 4,656     $ 246     $  (971)     $(828)      $(366)
                                                    =======     =====     =======      =====       =====

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

12.  COMMITMENTS AND CONTINGENCIES

COMMITMENTS

Coherent leases several of its facilities under operating leases. In addition, Coherent leases the land for its Auburn manufacturing facilities under long-term fixed leases.

During the first quarter of fiscal 1997, Coherent signed a lease for 216,000 square feet of office, research and development and manufacturing space for its Medical Group headquarters in Santa Clara, California. The lease expires in December 2001. Coherent has an option to purchase the property for $24.0 million, or at the end of the lease arrange for the sale of the property to a third party with Coherent retaining an obligation to the owner for the difference between the sale price, if less than $20.8 million, and $20.8 million, subject to certain provisions of the lease. If Coherent does not purchase the property or arrange for its sale as discussed above, Coherent would be obligated for an additional lease payment of approximately $20.8 million (included in future minimum lease payments below). Coherent occupied the building in July 1998 and commenced lease payments at that time. The lease requires Coherent to maintain specified financial covenants, all of which Coherent was in compliance with as of October 2, 1999.

Future minimum payments under Coherent's leases at October 2, 1999 are as follows (in thousands):

                                                               CAPITAL   OPERATING
FISCAL YEARS ENDING                                             LEASES      LEASES
----------------------------------------------------------------------------------
2000........................................................   $  308     $ 5,766
2001........................................................      303       3,096
2002........................................................      303      23,443
2003........................................................      303       1,054
2004........................................................      226         555
Thereafter..................................................                4,894
                                                               ------     -------
Total.......................................................    1,443     $38,808
                                                                          =======
Amount representing interest................................      146
                                                               ------
Present value of minimum lease payments.....................   $1,297
                                                               ======

Rent expense was $7,462,000 in fiscal 1997, $7,593,000 in fiscal 1998 and $8,986,000 in fiscal 1999.

In September 1988, Coherent entered into several patent license agreements with Patlex Corporation (Patlex) relating to laser-related patents owned by Dr. Gordon Gould that had been assigned to Patlex. Under the terms of the agreements, Coherent pays royalties to Patlex ranging from 3.5% to 5.0% for specified categories of domestic sales and 2.0% of specified categories for international sales, subject to certain exceptions and limitations. Royalty expense under these agreements was $1,131,000 in fiscal 1997, $893,000 in fiscal 1998 and $699,000 in fiscal 1999. The patents expire on various dates through May 2005.

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

CONTINGENCIES

Certain claims and lawsuits have been filed or are pending against Coherent. In the opinion of management, all such matters have been adequately provided for, are without merit, or are of such kind that if disposed of unfavorably, would not have a material adverse effect on Coherent's consolidated financial position or results of operations.

Coherent, along with several other companies, has been named as a party to a remedial action order issued by the California Department of Toxic Substance Control relating to soil and groundwater contamination at and in the vicinity of the Stanford Industrial Park in Palo Alto, California, where Coherent's former headquarters facility is located. The responding parties to the Regional Order (including Coherent) have completed Remedial Investigation and Feasibility Reports, which were approved by the State of California. The responding parties have installed four remedial systems and have reached agreement with responding parties on final cost sharing.

Coherent was also named, along with other parties, to a remedial action order for the Porter Drive facility site itself in Stanford Industrial Park. The State of California has approved the Remedial Investigation Report, Feasibility Study Report, Remedial Action Plan Report and Final Remedial Action Report, prepared by Coherent for this site. Coherent has been operating remedial systems at the site to remove subsurface chemicals since April 1992. During fiscal 1997, Coherent settled with the prior tenant and neighboring companies, on allocation of the cost of investigating and remediating the site at 3210 Porter Drive, Palo Alto and the bordering site at 3300 Hillview Avenue, Palo Alto.

Management believes that Coherent's probable, nondiscounted net liability at October 2, 1999 for remaining costs associated with the above environmental matters is $1.0 million which has been previously accrued. This amount consists of total estimated probable costs of $1.3 million ($0.1 million included in other current liabilities and $1.2 million included in other long-term liabilities) reduced by minimum probable recoveries of $0.3 million included in other assets from other parties named to the order.

13.  OPERATING SEGMENTS

In fiscal 1999, Coherent adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The statement establishes standards for reporting information about operating segments and related disclosures about products, geographic information and major customers.

Coherent is organized around four separately managed business units: the Laser Group, the Semiconductor Group, the Medical Group and Lambda Physik. Consistent with the rules of SFAS No. 131, we have aggregated these four business units into three reportable segments. The Semiconductor Group was combined with the Laser Group in the Electro-Optics segment as they have similar economic characteristics and are similar in the following: nature of products/services, nature of production process, type/class of customer, distribution methods and nature of regulatory environment. The Electro-Optics segment produces lasers and laser systems for scientific, medical research,

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

micromachining, commercial applications, semiconductor inspection, telecommunications, precision optics and related accessories, including optics and optical products such as special purpose lenses, mirrors and advanced optical coatings. The Medical segment develops, manufactures and distributes a broad line of medical laser systems used in ophthalmology, dermatology, gynecology, plastic surgery, aesthetic surgery, orthopedics, otolaryngology, neurological surgery, urology, podiatry, oncology, and other surgical specialties. The Lambda Physik segment develops and manufactures excimer, DPSS, and tunable lasers including dye lasers and optical parametric oscillators.

Coherent's Chief Executive Officer and Chief Financial Officer have been identified as the chief operating decision makers (CODMs) for SFAS 131 purposes as they assess the performance of the business units and decide how to allocate resources to the business units. Pretax income is the measure of profit and loss that our CODMs use to assess performance and make decisions. Pretax income represents the sales less the cost of sales and direct expenses incurred within the operating segments. In addition, Coherent's corporate expenses, except for depreciation of corporate assets and general legal expenses, are allocated to the operating segments and are included in the results below. Corporate expenses not allocated to the groups (depreciation of corporate assets and general legal expenses) are included in Corporate and Other in the reconciliation of operating results. Further, interest expense, interest income and the provision for income taxes are included in Corporate and Other in the reconciliation of operating results.

Intersegment sales are accounted for primarily at domestic selling prices. As the CODMs monitor headcount, depreciation and amortization expense and capital expenditures by operating segment, these amounts are presented below. The CODMs do not review total assets by segment, but they do review net trade receivables, net inventories and net property and equipment by operating segment. The accounting policies for reported segments are the same as for Coherent as a whole (see Note 1).

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

REPORTABLE OPERATING SEGMENTS

Information on reportable segments for the three years ended September 27, 1997, September 26, 1998 and October 2, 1999 and the six months ended April 3, 1999 and April 1, 2000 is as follows (dollars in thousands):

                                           ELECTRO-                 LAMBDA   CORPORATE
1997                                         OPTICS     MEDICAL     PHYSIK   AND OTHER       TOTAL
--------------------------------------------------------------------------------------------------
Net sales...............................  $161,787    $169,952    $59,299                $391,038
Intersegment net sales..................    19,563         152      1,959                  21,674
Gross profit............................    83,081      92,626     29,795                 205,502

Research and development expenses.......    17,878      14,994      6,534                  39,406
In-process research and development.....     9,315                                          9,315
Selling, general and administrative.....    38,594      57,489     14,081     $   649     110,813
Intangibles amortization................     2,096       1,322        240                   3,658
                                          --------    --------    -------     -------    --------
Total operating expenses................    67,883      73,805     20,855         649     163,192

Income (loss) before income taxes.......    15,138      19,771      8,216       3,669      46,794

Depreciation and amortization...........     8,144       4,194      1,466         786      14,590
Capital expenditures....................    19,910       2,400      2,307         247      24,864
Net trade receivables...................    35,303      46,979     13,684        (122)     95,844
Net inventories.........................    36,996      35,224     14,251         (25)     86,446
Net property & equipment................  $ 58,663    $  6,029    $ 6,687     $   445    $ 71,824
Headcount...............................     1,186         686        220          39       2,131

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

                                           ELECTRO-                 LAMBDA   CORPORATE
1998                                         OPTICS     MEDICAL     PHYSIK   AND OTHER       TOTAL
--------------------------------------------------------------------------------------------------
Net sales...............................  $193,438    $155,690    $61,321                $410,449
Intersegment net sales..................    23,612         566      2,688                  26,866
Gross profit............................    91,284      75,584     30,997                 197,865

Research and development expenses.......    20,472      15,427      8,635                  44,534
Selling, general and administrative.....    46,911      61,105     15,874     $   665     124,555
Intangibles amortization................     2,280       2,183        181                   4,644
                                          --------    --------    -------     -------    --------
Total operating expenses................    69,663      78,715     24,690         665     173,733

Income (loss) before income taxes.......    21,761      (2,667)     4,416         195      23,705
Depreciation and amortization...........    10,361       4,698      1,742         378      17,179
Capital expenditures....................    12,166       4,295      5,647         243      22,351
Net trade receivables...................    37,096      35,658     14,190        (122)     86,822
Net inventories.........................    43,398      41,143     19,025         (25)    103,541
Net property and equipment..............  $ 63,463    $  7,843    $11,157     $   394    $ 82,857
Headcount...............................     1,276         656        279          50       2,261

                                           ELECTRO-                 LAMBDA   CORPORATE
1999                                         OPTICS     MEDICAL     PHYSIK   AND OTHER       TOTAL
--------------------------------------------------------------------------------------------------
Net sales...............................  $233,057    $162,719    $73,093                $468,869
Intersegment net sales..................    20,823         934        999                  22,756
Gross profit............................   109,291      78,662     32,713                 220,666

Research and development expenses.......    22,694      14,661      9,404                  46,759
In-process research and development.....     4,000      12,000                             16,000
Selling, general and administrative.....    55,679      60,616     17,109     $   725     134,129
Intangibles amortization................     2,241       3,295        165                   5,701
                                          --------    --------    -------     -------    --------
Total operating expenses................    84,614      90,572     26,678         725     202,589

Income (loss) before income taxes.......    23,998     (11,633)     5,480      (1,615)     16,230

Depreciation and amortization...........    10,747       5,848      2,624         637      19,856
Capital expenditures....................    16,456       2,754      3,587       1,428      24,225
Net trade receivables...................    43,529      30,673     21,135        (334)     95,003
Net inventories.........................    45,404      34,599     17,924         (25)     97,902
Net property and equipment..............  $ 67,971    $  7,631    $11,668     $ 2,684    $ 89,954
Headcount...............................     1,347         698        291          81       2,417

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

                                           ELECTRO-                 LAMBDA   CORPORATE
SIX MONTHS ENDED APRIL 3, 1999               OPTICS     MEDICAL     PHYSIK   AND OTHER       TOTAL
--------------------------------------------------------------------------------------------------
Net sales...............................  $112,864    $ 75,952    $33,352                $222,168
Intersegment net sales..................     9,898         396        511                  10,805
Gross profit............................    52,800      37,359     15,049                 105,208

Research and development expenses.......    10,537       6,715      4,442                  21,694
Selling, general and administrative.....    28,363      29,461      8,882     $   342      67,048
Intangibles amortization................       971       1,163         78                   2,212
                                          --------    --------    -------     -------    --------
Total operating expenses................    39,871      37,339     13,402         342      90,954

Income (loss) before income taxes.......    12,366         (64)     1,577          82      13,961

Depreciation and amortization...........     4,939       1,477      2,558         229       9,203
Capital expenditures....................     8,483       2,352      1,389         692      12,916
Net trade receivables...................    43,155      30,648     15,091        (122)     88,772
Net inventories.........................    45,455      36,861     18,707         (25)    100,998
Net property and equipment..............  $ 64,555    $  7,078    $11,597     $ 2,228    $ 85,458
Headcount...............................     1,300         644        266          71       2,281

                                           ELECTRO-                 LAMBDA   CORPORATE
SIX MONTHS ENDED APRIL 1, 2000               OPTICS     MEDICAL     PHYSIK   AND OTHER       TOTAL
--------------------------------------------------------------------------------------------------
Net sales...............................  $124,843    $ 97,379    $41,653                $263,875
Intersegment net sales..................    13,113         831        590                  14,534
Gross profit............................    62,093      49,118     19,595                 130,806

Research and development expenses.......    12,771       8,287      5,704                  26,762
Selling, general and administrative.....    32,188      34,619      8,241     $   434      75,482
Intangibles amortization................     1,633       2,690         78                   4,401
                                          --------    --------    -------     -------    --------
Total operating expenses................    46,592      45,596     14,023         434     106,645

Income (loss) before income taxes.......    15,238       3,795      4,586        (775)     22,844

Depreciation and amortization...........     6,594       1,208      4,029         559      12,390
Capital expenditures....................     7,208       2,661      1,536         999      12,404
Net trade receivables...................    45,539      40,558     27,545        (122)    113,520
Net inventories.........................    47,189      40,149     25,167         (25)    112,480
Net property and equipment..............  $ 68,730    $  7,618    $11,823     $ 3,240    $ 91,411
Headcount...............................     1,476         703        315          93       2,587

GEOGRAPHIC INFORMATION

Coherent's foreign operations consist primarily of sales offices and manufacturing facilities in Europe and Asia-Pacific. Sales, marketing and customer service activities are conducted through sales

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

subsidiaries throughout the world. Geographic sales information presented below is based on the location of the end customer. Geographic long-lived asset information is based on the physical location of the assets at the end of each fiscal period.

Sales to unaffiliated customers are as follows (in thousands):

                                                                              SIX MONTHS ENDED
                                                  FISCAL YEARS              ---------------------
                                        ---------------------------------    APRIL 3,    APRIL 1,
                                             1997        1998        1999        1999        2000
-------------------------------------------------------------------------------------------------
United States.........................  $177,803    $185,004    $198,599    $ 91,372    $107,220
Japan.................................    73,049      75,464     104,096      50,431      59,480
Europe, other.........................    53,476      61,089      70,632      34,854      44,911
Germany...............................    45,895      49,584      57,124      27,468      26,689
Asia-Pacific, other...................    23,973      22,274      19,793       9,703      13,746
Rest of World.........................    16,842      17,034      18,625       8,340      11,829
                                        --------    --------    --------    --------    --------
Total sales...........................  $391,038    $410,449    $468,869    $222,168    $263,875
                                        ========    ========    ========    ========    ========

For the fiscal years 1997, 1998 and 1999, and the six months ended April 3, 1999 and April 1, 2000, no one customer accounted for 10% or more of total net sales.

Long-lived assets by geographic region are as follows (in thousands):

                                                      SEPT. 27,    SEPT. 26,     OCT. 2,    APRIL 1,
                                                           1997         1998        1999        2000
----------------------------------------------------------------------------------------------------
United States......................................    $67,361      $72,641    $ 77,896    $ 81,828
Germany............................................      6,831       11,382      12,605      12,821
Europe, other......................................      6,782        9,217      11,781      12,528
Asia-Pacific.......................................      3,251        3,316       4,190       3,830
                                                       -------      -------    --------    --------
Total Long-lived assets............................    $84,225      $96,556    $106,472    $111,007
                                                       =======      =======    ========    ========

--------------------------------------------------------------------------------

COHERENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
           FISCAL YEARS ENDED SEPTEMBER 27, 1997, SEPTEMBER 26, 1998,
   OCTOBER 2, 1999, AND THE SIX MONTHS ENDED APRIL 3, 1999 AND APRIL 1, 2000 (INFORMATION AS OF APRIL 1, 2000 AND FOR THE SIX MONTHS ENDED APRIL 3, 1999
                        AND APRIL 1, 2000 IS UNAUDITED)

14.  QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for fiscal 1999 and 1998 are as follows:

                                                      FIRST     SECOND      THIRD     FOURTH
                                                    QUARTER    QUARTER    QUARTER    QUARTER
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------------------
YEAR ENDED OCTOBER 2, 1999:

Net sales........................................  $105,631   $116,537   $115,051   $131,650
Gross profit.....................................    50,959     54,249     54,745     60,713
Net income (loss)................................     4,266      5,380     (5,064)     7,259
Net income (loss) per diluted share..............      0.18       0.22      (0.21)      0.29
Net income (loss) per basic share................      0.18       0.22      (0.21)      0.30
============================================================================================

YEAR ENDED SEPTEMBER 26, 1998:

Net sales........................................  $101,369   $105,881   $ 98,552   $104,647
Gross profit.....................................    52,450     52,696     44,691     48,028
Net income (loss)................................     7,510      6,838     (1,727)     6,190
Net income (loss) per diluted share..............      0.32       0.29      (0.07)      0.26
Net income (loss) per basic share................      0.33       0.29      (0.07)      0.26
============================================================================================

--------------------------------------------------------------------------------

                                     [LOGO]